As filed with the Securities and Exchange Commission on December 31, 2025

Registration File Nos. 333-    and 811-22659

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 21

(Check appropriate box or boxes.)

TIAA Separate Account VLI-2

(Exact Name of Registrant)

Teachers Insurance and

Annuity Association of America

(Name of Insurance Company)

730 Third Avenue

New York, New York 10017

(Address of Insurance Company’s Principal Executive Offices)

Insurance Company’s Telephone Number, Including Area Code: (212) 490-9000

Name and Address of Agent for Service:	Copy to:

John D. Piller, Sr., Esquire Teachers Insurance and Annuity Association of America 8500 Andrew Carnegie Boulevard SSC-C2-04 Charlotte, NC 28262	Chip Lunde, Esquire Willkie Farr & Gallagher LLP 1875 K Street, NW Washington, DC 20006

Approximate Date of Proposed Public Offering: Continuously after the registration statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the flexible premium last survivor variable universal life insurance policies issued through the registrant, as described herein, were previously registered on Form N-6 (File Nos. 333-183060; 811-22659). Upon the merger of TIAA-CREF Life Insurance Company (“TIAA Life”) with and into Teachers Insurance and Annuity Association of America (“TIAA”), TIAA became the obligor of the policies and the depositor of the registrant, necessitating the filing of a new registration statement for the policies under the Securities Act of 1933 and an amendment to the registration statement under the Investment Company Act of 1940.

Supplement dated January 2, 2026

To the Prospectus Dated May 1, 2019 for

M Intelligent Survivorship VUL

Flexible Premium Last Survivor Variable Universal Life Insurance Policy

Issued Through

TIAA Separate Account VLI-2

Formerly TIAA-CREF Life Separate Account VLI-2

By Teachers Insurance and Annuity Association of America (“TIAA”)

Formerly by TIAA-CREF Life Insurance Company (“TIAA Life”)

This supplement updates certain information contained in the above-referenced prospectus for your Policy formerly issued by TIAA Life. The prospectus, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 29, 2019 (File Nos. 333-183060; 811-22659), is incorporated herein by reference. Please read this supplement and keep it together with your prospectus for future reference. Capitalized terms have the same meaning as those included in the prospectus.

(A) The Merger of TIAA Life and TIAA:

TIAA Life, 100% owned by TIAA, merged into TIAA after the close of business on December 31, 2025 (the “Merger”). The Merger of TIAA Life and TIAA was approved by the boards of directors and shareholders of TIAA Life and TIAA. The Merger also received regulatory approval from the New York State Department of Financial Services, the state of domicile of TIAA Life and TIAA.

On the date of the Merger, TIAA acquired from TIAA Life all of its assets and TIAA Life ceased to exist. As a result of the Merger, TIAA also became responsible for all of TIAA Life’s liabilities and obligations, including those created under the Policy. The Policy was originally issued by TIAA Life. The Merger did not affect your Policy’s values or result in any adverse tax consequences for any Policy owners. Policy owners will not be charged additional fees or expenses as a result of the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Policy, other than to reflect the change to the company that provides your Policy benefits from TIAA Life to TIAA. You will receive Policy endorsements from TIAA that reflect the change from TIAA Life to TIAA. The Merger did not result in any adverse tax consequences for any Policy owners.

The Policy will continue to be serviced by TIAA. All contact information will remain the same: P.O. Box 724508, Atlanta, Georgia 31139 at (877) 694-0305.

Additional information about certain investment products, including variable life insurance, has been prepared by the SEC’s staff and is available at Investor.gov.

(B) Change of Name of the Separate Account:

Effective January 1, 2026, TIAA-CREF Life Separate Account VLI-2 is renamed TIAA Separate Account VLI-2.

(C) Prospectus Updates:

As a result of the Merger, the prospectus is modified as follows:

1)	All references to TIAA Life in the prospectus are replaced with TIAA. All references to TIAA-CREF Life Separate Account VLI-2 in the prospectus are replaced with TIAA Separate Account VLI-2.

2)	The subsection “TIAA-CREF Life Insurance Company” appearing under the heading “The Company and the Fixed Account Options” is replaced with the following:

Teachers Insurance and Annuity Association of America (“TIAA”)

TIAA is a stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of TIAA is held by the TIAA Board of Governors, a nonprofit New York membership corporation whose main purpose is to hold TIAA’s stock. TIAA’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA also offers other types of insurance products and some of these products are supported by the assets in our general account. These insurance products are subject to our financial strength and claims-paying ability.

TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serve as a retirement system for the nation’s education and research communities and form one of the largest retirement systems in the U.S., based on assets under management. CREF does not stand behind TIAA’s guarantees, and TIAA does not guarantee CREF products.

3)	The first sentence of the subsection “The Separate Account” appearing in the prospectus under the heading “The Separate Account And The Investment Account Options” is modified as follows:

The Separate Account is established under New York law (prior to January 1, 2026 this Separate Account was named TIAA-CREF Life Separate Account VLI-2).

4)	The following is added under the subsection “Portfolio Risks” in the prospectus:

Additional information about each Portfolio is provided in an appendix to this prospectus. See “APPENDIX A – PORTFOLIOS AVAILABLE UNDER THE POLICY.”

5)

In the “FEE TABLE” section, the table showing the minimum and maximum total annual operating expenses of the Portfolios, and the following table showing the total annual operating expenses for each Portfolio, including the related explanatory paragraphs and footnotes, are replaced with the information below. Please note that the fees and expenses of the contract have not changed as a result of the Merger, and the following information is being provided solely to update the minimum and maximum total annual operating expenses of the Portfolios.

The table below shows the minimum and maximum total operating expenses charged by the Portfolios as of December 31, 2024, that you may pay periodically during the time that you own the Policy. A complete list of Portfolios available under the Policy, including their annual expenses, may be found in “APPENDIX A – PORTFOLIOS AVAILABLE UNDER THE POLICY.” Please note that portfolio expenses may be higher or lower in the future.

Annual Portfolio Operating Expenses

	Minimum	Maximum
expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses (before contractual fee waiver/expense reimbursements)	0.10%	1.13%
expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses (after contractual fee waiver/expense reimbursements)*	0.09%	1.13%

*	Certain Portfolios’ expenses in this table are subject to a fee waiver or an expense reimbursement arrangement. Please see, “Appendix A—Portfolios available under the Policy” below for additional information.

6)	The section entitled “Portfolio Investment Managers and Investment Objectives” is deleted and replaced with the following:

The value of each Portfolio’s investments fluctuates daily and is subject to the risk that Portfolio management may not anticipate or make changes necessary in the investments to meet changes in economic conditions. Information regarding each Portfolio, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.), (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A to this supplement. See “Appendix A – Portfolios Available Under the Policy.” Each Portfolio has issued a prospectus that contains more detailed information about it. Read the Portfolio prospectuses carefully before investing. They may contain information about other funds that are not available as investment options for these Policies. You cannot be sure that any Portfolio will achieve its stated objectives and policies. For a free copy of the Portfolio prospectuses, call (800)842-2252.

A complete list of Portfolios available under the Policy, including their annual expenses, may be found in “APPENDIX A – PORTFOLIOS AVAILABLE UNDER THE POLICY.”

7)	The “Federal Tax Considerations” section of the prospectus is replaced with the following:

FEDERAL TAX CONSIDERATIONS

Introduction. The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (“IRS”).

Tax Status of the Policy. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code and described above in the Policy Benefits-Choice of Tax Test, Death Benefit Options-Choice of Tax Test, and Policy Risks-Tax Risks sections. Although guidance as to how these requirements are to be applied is limited, we believe that the Policy should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk) and Policies insuring two lives, and there is therefore more uncertainty as to those contracts, particularly if you pay the full amount of Premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, Owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Policies do not give Owners investment control over Separate Account assets. We reserve the right to modify the Policies should such a modification become necessary to prevent an Owner from being treated as the Owner of a pro rata share of the assets in the Separate Account.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

Changes to Comply with the Law. So that your Policy continues to qualify as life insurance under the Code or to avoid having the Policy become a MEC, we reserve the right to limit or refund all or part of your Premium payments. We may refuse to allow you to make partial withdrawals that would cause your Policy to fail to qualify as life insurance under the Code. We also may:

●	make changes to your Policy or its Riders; or
●	make distributions from your Policy to the degree that we deem necessary to qualify your Policy as life insurance for tax purposes.

If we make any changes of this type, we will make similar changes to all affected Policies.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

In General. We believe that Death Benefit Proceeds under a Policy generally are excludable from the gross income of the Beneficiary for federal income tax purposes. Federal, state and local transfers and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax adviser should be consulted as to these consequences.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Value, and will not receive ordinary income until there is a distribution. Additionally, the tax consequences associated with keeping a Policy in force after the Insured on a single life Policy or the younger Insured on a last survivor Policy reaches Attained Age 100 are unclear. A tax adviser should be consulted about such consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend, in part on whether the Policy is classified as a MEC.

Modified Endowment Contracts (MEC). MEC status is primarily determined using “7-pay premiums,” as provided in Code section 7702A. The “7-pay premium” is calculated at issue and re-determined each time there is a “material change” in your Policy. The “seven-pay premium” is the level annual premium that, if paid for 7 years, would be expected to fully pay for all future life insurance and endowment benefits under the Policy under a set of assumptions prescribed by the Code which may not be the actual cost or earnings applied to your Policy. The “7-pay limit” is the sum of “7-pay premiums” as of the end of any year in the applicable MEC testing period. If actual premiums paid exceed the “7-pay limit”, the policy would become a MEC. For example, if the “seven-pay premiums” were $1,000, the maximum cumulative premiums that could be paid during the first seven years of a policy to avoid MEC status would be $1,000 in the first year, $2,000 through the first two years, $3,000 through the first three years, etc.

MEC status is generally tested during the first 7 Policy years and during the first 7 Policy years following a “material change.”

A material change can occur, for example, when there is an increase in the death benefit. Guidance is limited as to other events that may be considered to be a “material change” and we may not be able to identify every transaction that the IRS would treat as a material change.

Your Policy will immediately become a MEC if funded by a 1035 Exchange from a MEC.

Reducing the Face Amount during the first 7 Policy years, or at any time for a last survivor Policy would require retroactive recalculation of the “7-pay limit” and could cause your Policy to immediately become a MEC. This includes testing if your policy lapses and is reinstated more than 90 days after lapse for a single life Policy or anytime for a last survivor policy.

You should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

If a Policy becomes a MEC, all distributions during and after the Policy Year in which the Policy becomes a MEC will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC may be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

Multiple Policies. All MECs that are issued (or that subsequently become a MEC) by us or our affiliates to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Distributions Other Than Death Benefits From Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

●

All distributions other than Death Benefit Proceeds, including distributions upon full or partial Surrenders and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

●

Loans taken from or secured by a Policy classified as a MEC are treated as taxable distributions The investment in the Policy is increased by the amount of ordinary income created by the loan. Accrued and unpaid loan interest added to the loan balance as provided in Loans-Loan Conditions above is treated as an additional taxable distribution.

●

A 10% additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary or designated Beneficiary.

You should consult a tax adviser to determine if you may be subject to the 10% penalty tax on any distribution or loan that you receive under the Policy.

Distributions Other Than Death Benefits From Policies That Are Not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Policy that is not classified as a MEC are generally treated first as a recovery of the Owner’s investment in the Policy and, only after the recovery of all investment in the Policy, as taxable income. However, as described in “Death Benefit—Changing the Face Amount,” certain distributions made before or after a Face Amount reduction during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

Finally, distributions and loans from or secured by a Policy that is not a MEC are not subject to the 10% additional income tax that applies to MECs.

Investment in the Policy. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free. When a loan is taken out under a Policy that is a MEC, your investment in the Policy is increased by the amount of the loan that is treated as a taxable distribution. If an Owner of the Policy who is not an Insured dies, the successor Owner’s investment in the Policy may be increased, generally to the fair market value on the date of death, under general rules for increase in the basis of property held by a decedent. The IRS has not issued specific guidance concerning the availability of any such increases. You should consult your personal tax adviser.

Policy Loans. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is Surrendered, canceled, or allowed to Lapse, the amount of the outstanding indebtedness (plus accrued interest) will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Overloan Protection Endorsement. If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement (see section “Riders and Endorsements”), you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.

Withholding. We are required to withhold federal income taxes on the taxable portion of all distributions unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. Unnecessary withholdings, delays in payment while we attempt to verify information and other adverse tax and financial consequences may result if you or your beneficiary do not provide us with a valid Social Security number or other taxpayer identification number, or if the taxpayer fails to properly complete and execute tax-related forms and certifications required for us to process distributions and administer your Policy. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later. Different rules may apply to United States citizens or expatriates living abroad. Special withholding rules and forms apply to foreign persons. In addition, some states have enacted legislation requiring withholding. You should consult your tax adviser about withholding in the context of your overall tax situation.

Life Insurance Purchases by Residents of Puerto Rico. Income received by residents of Puerto Rico under a Policy will be U.S.-source income that is generally subject to United States federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. Owners who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Special forms and procedures will apply to document the U.S. tax status of the Owner and any entitlement to tax treaty benefits. Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Section 1035 Exchanges. Code section 1035 generally provides that no gain or loss shall be recognized by the Owner on the exchange of one life insurance contract for another life insurance contract, an annuity contract, an endowment contract (an obsolete form of insurance, not to be confused with a MEC), or a long term care insurance contract. Contracts subject to tax rules in effect prior to certain legislative changes that are exchanged for new contracts may be treated as new contracts for purposes of both section 7702, which establishes the tests for whether a contract is a life insurance contract for federal income tax purposes, and section 7702A, which provides the criteria for determining whether a contract is a MEC. Prospective purchasers wishing to take advantage of section 1035 should consult their tax advisers.

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. Moreover, Congress has adopted rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the Premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect Beneficiary under such contract. It is the employer’s responsibility to (i) verify the eligibility of the intended Insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust, or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules.

In Revenue Ruling 2011-9, the IRS held that the status of an insured as an employee “at the time first covered” for purposes of Section 264(f) does not carry over from a contract given up in a Section 1035 tax-free exchange to a contract received in such an exchange. Therefore, the exception to pro rata interest expense disallowance provided in Section 264(f)(4) does not apply to new policies received in Section 1035 tax-free exchanges unless such policies also independently qualify for the exception provided by Section 264(f)(4) of the Code. Therefore, it would be advisable to consult with a tax adviser before entering into a policy exchange transaction.

In all events, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy dies, the death proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy owned the Policy. If the Owner was not the Insured on a single life Policy or the Last Surviving Insured on a last survivor Policy, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death. The Policy would not be includable in the Insured’s (on a single life Policy) or the Last Surviving Insured’s (on a last survivor Policy) estate if the Insured (on a single life Policy) or the Last Surviving Insured (on a last survivor Policy) neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. The federal estate tax, gift tax and generation-skipping tax exemption is $13.99 million for 2025 and $15 million for 2026. The maximum federal estate tax, gift tax and generation-skipping transfer tax rate is 40%.

Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS. Please note, a deceased spouse’s estate may transfer any unused portion of the deceased spouse’s exemption to a surviving spouse.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state, and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping, and other taxes. A tax adviser should be consulted about these consequences.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax on Net Investment Income. A 3.8% tax applies on an amount equal to the lesser of (a) “net investment income”; or (b) the excess of a taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly and qualifying widows with dependent children, $125,000 for married couples filing separately, and $200,000 for everyone else). Taxable distributions from life insurance policies over allowable deductions, are included in net investment income. You should consult a tax adviser.

Accelerated Death Benefits. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. However, you should consult a qualified tax adviser about the consequences of receiving a payment under this benefit.

Tax Treatment of Policy Split. The Policy Split Rider permits a Policy issued on a last survivor basis to be split into two individual Policies. It is not clear whether exercising the Policy Split Rider will be treated as a taxable transaction or whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising the Policy Split Rider.

Definition of Spouse under Federal Law. A person who meets the definition of “spouse” under federal law may avail themselves of certain contractual rights and benefits. Any right of a spouse that is made available to continue the Policy and all Policy provisions relating to spouses and spousal continuation are available only to a person who meets the definition of “Spouse” under federal law. IRS guidance provides that civil unions and domestic partnerships that may be recognized under state law are not marriages unless denominated as such. Consult a qualified tax adviser for more information on this subject.

Possible Tax Law Changes. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

OUR INCOME TAXES

Under current federal income tax law, as a life insurance company we are not taxed on the Separate Account’s operations. Thus, currently we do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These other taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes. If we charge for such taxes in the future, such charges will be imposed on all affected Policies.

8)	The following replaces the section of the prospectus entitled “Legal Proceedings”:

Legal Proceedings

Neither the Separate Account, TIAA, nor TC Services is involved in any legal action that we consider likely to have a material adverse effect on the Separate Account, the ability of TIAA to meet its obligations under the Policy, or the ability of TC Services to perform its contract with the Separate Account.

9)	The following replaces the disclosure in the prospectus under the heading “OTHER INFORMATION”:

Risks Related to Cybersecurity and Other Business Continuity Risks.

With the increased use of connected technologies such as the Internet to conduct business, the Separate Account and its service providers (including, but not limited to, TIAA, TC Services, and financial intermediaries) are susceptible to cybersecurity risks. In general, cybersecurity attacks can result from infection by computer viruses or other malicious software or from deliberate actions or unintentional events, including gaining unauthorized access through “hacking” or other means to digital systems, networks, or devices that are used to service the Separate Account’s operations in order to misappropriate assets or sensitive information, corrupt data, or cause operational disruption. Cybersecurity attacks can also be carried out in a manner that does not require gaining unauthorized access, including by carrying out a “denial-of- service” attack on the Separate Account’s systems or the system of its service providers. In addition, authorized persons could inadvertently or intentionally release and possibly destroy confidential or proprietary information stored on the Separate Account’s systems or the systems of its service providers.

Cybersecurity failures by us or any of our service providers, the underlying Portfolios, or the issuers of securities in which the underlying Portfolios invest, have the ability to result in disruptions and to impact business operations, and may adversely affect the Separate Account and the value of your Accumulation Units. Such disruptions or impacts may result in: financial losses, interference with our processing of Contract transactions, including the processing of orders from TIAA’s website or with the underlying Portfolios; interfere with the Separate Account’s ability to calculate unit values; barriers to trading and order processing; your inability to transact business with us; violations of applicable federal and state privacy or other laws, regulatory fines, litigation, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. The Separate Account and its service providers may also maintain sensitive information (including relating to personally identifiable information of investors) and a cybersecurity breach may cause such information to be lost, improperly accessed, used or disclosed. The Separate Account may incur additional, incremental costs to prevent and mitigate the risks of cybersecurity attacks or incidents in the future. The Separate Account and its Contract Owners could be negatively impacted by such cybersecurity attacks or incidents. Although the Separate Account has established business continuity plans and risk-based processes and controls to address such cybersecurity risks, there are inherent limitations in such plans and systems in part due to the evolving nature of technology and cybersecurity attack tactics. As a result, it is possible that the Separate Account or the Separate Account’s service providers will not be able to adequately identify or prepare for all cybersecurity attacks. In addition, the Separate Account cannot directly control the cybersecurity plans or systems implemented by its service providers.

Other disruptive events, including, but not limited to, natural disasters, terrorism, or public health or pandemic crises (such as the COVID-19 pandemic from late 2019-mid-2022), may adversely affect our ability to conduct business. Such adverse effects may include the inability of TIAA’s employees, or the employees of its affiliates and service providers, to perform their responsibilities as a result of any such event. Any resulting disruptions to the Separate Account’s business operations can interfere with our processing of contract transactions (including the processing of orders from our website), impact our ability to calculate annuity unit values, or cause other operational issues.

10)	The following is added immediately following the “GLOSSARY”:

APPENDIX A

PORTFOLIOS AVAILABLE UNDER THE POLICY

Appendix A—Portfolios Available Under the Contract

The following is a list of the Portfolios available under the Policy. Each of the Portfolios listed is available to you as an investment option without a restriction, unless indicated otherwise below. More information about the Portfolios is available in the Prospectuses for the Portfolios, which may be amended from time to time and can be found online at https://connect.rightprospectus.com/TIAA?site=FUNDS. You can also request this information at no cost by calling (800) 842-2252.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Type	Portfolio Name and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (12/31/24)
			1 year	5 years	10 Years
Asset Allocation	Nuveen Life Balanced Fund/Teachers Advisors, LLC[2]	0.51%	10.38%	5.96%	6.26%
Fixed Income	Nuveen Life Core Bond Fund/Teachers Advisors, LLC[2]	0.35%	2.71%	0.23%	1.88%
Equity	Nuveen Life Growth Equity Fund/ Teachers Advisors, LLC	0.52%	28.26%	16.07%	14.92%
Equity	Nuveen Life Core Equity Fund/ Teachers Advisors, LLC	0.51%	28.83%	14.96%	12.91%
Equity	Nuveen Life International Equity Fund/ Teachers Advisors, LLC[2]	0.60%	3.64%	5.14%	4.87%
Equity	Nuveen Life Large Cap Responsible Equity Fund/ Teachers Advisors, LLC[2]	0.22%	18.02%	12.56%	11.58%
Equity	Nuveen Life Large-Cap Value Fund/ Teachers Advisors, LLC[2]	0.52%	14.78%	9.97%	8.45%
Specialty	Nuveen Life Money Market Fund/ Teachers Advisors, LLC[2]	0.15%	5.17%	2.39%	1.67%
Specialty	Nuveen Life Real Estate Securities Select Fund/ Teachers Advisors, LLC[2]	0.57%	4.78%	3.43%	6.14%
Equity	Nuveen Life Small-Cap Equity Fund/ Teachers Advisors, LLC[2]	0.53%	16.01%	10.32%	9.36%
Equity	Nuveen Life Stock Index Fund/ Teachers Advisors, LLC[2]	0.09%	23.67%	13.81%	12.48%
Asset Allocation	Dimensional VA Equity Allocation Portfolio/ Dimensional Fund Advisors Ltd./ DFA Australia Limited[2]	0.31%	15.10%	10.74%	10.27%

Type	Portfolio Name and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (12/31/24)
			1 year	5 years	10 Years
Fixed Income	Dimensional VA Global Bond Portfolio/ Dimensional Fund Advisors Ltd./ DFA Australia Limited	0.21%	5.38%	0.81%	1.53%
Asset Allocation	Dimensional VA Global Moderate Allocation Portfolio/ Dimensional Fund Advisors LP2	0.28%	11.99%	7.77%	6.95%
Equity	Dimensional VA International Small Portfolio/ Dimensional Fund Advisors Ltd./ DFA Australia Limited	0.39%	3.82%	4.11%	5.91%
Equity	Dimensional VA International Value Portfolio/ Dimensional Fund Advisors Ltd./ DFA Australia Limited	0.28%	6.62%	7.08%	5.62%
Fixed Income	Dimensional VA Short-Term Fixed Portfolio/ Dimensional Fund Advisors Ltd./ DFA Australia Limited	0.12%	5.48%	1.91%	1.57%
Equity	Dimensional VA US Large Value Portfolio/ Dimensional Fund Advisors LP	0.21%	13.38%	8.43%	8.52%
Equity	Dimensional VA US Targeted Value Portfolio/ Dimensional Fund Advisors LP	0.28%	8.14%	12.55%	9.46%
Fixed Income	Dimensional VIT Inflation Protected Securities Portfolio/ Dimensional Fund Advisors LP	0.11%	1.88%	1.82%	2.08%[3]
Equity	John Hancock Variable Insurance Trust: Disciplined Value Emerging Markets Equity Trust [2]	0.99%	-2.44%	2.75%	3.38%
Equity	M Capital Appreciation Fund	0.98%	9.94%	9.04%	8.67%
Equity	M International Equity Fund	0.74%	3.96%	4.59%	3.61%
Equity	M Large Cap Growth Fund	0.58%	25.50%	14.12%	13.87%
Equity	M Large Cap Value Fund	0.63%	18.63%	9.63%	7.81%
Equity	Neuberger Berman Mid Cap Intrinsic Value Portfolio — Class I	1.05%	8.82%	7.11%	5.65%
Equity	Nomura VIP Small Cap Value Series – Standard Class	0.74%	11.32%	7.15%	7.60%
Fixed Income	PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class/ Pacific Investment Management Company LLC	1.13%	7.69%	1.08%	3.53%
Fixed Income	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class/ Pacific Investment Management Company LLC	0.93%	-0.35%	-0.18%	0.97%
Fixed Income	PIMCO VIT Real Return Portfolio—Institutional Class/ Pacific Investment Management Company LLC	0.92%	2.29%	2.08%	2.31%

Type	Portfolio Name and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (12/31/24)
			1 year	5 years	10 Years
Fixed Income	PIMCO VIT Total Return Portfolio—Institutional Class/ Pacific Investment Management Company LLC	0.64%	2.69%	0.12%	1.69%
Equity	PSF PGIM Jennison Blend Portfolio Class II / PGIM Investments LLC[2]	0.85%	25.80%	13.79%	11.85%
Equity	PVC Equity Income Account—Class I/ Principal Global Investors	0.48%	15.50%	8.43%	9.48%
Equity	PVC MidCap Account—Class I/ Principal Global Investors	0.53%	20.27%	11.65%	12.57%
Specialty	T. Rowe Price® Health Sciences Portfolio	0.85%	1.66%	6.08%	8.47%
Fixed Income	T. Rowe Price® Limited-Term Bond Portfolio[2]	0.50%	4.96%	1.97%	1.81%
Equity	Templeton Developing Markets VIP Fund—Class I2	1.11%	7.98%	1.13%	4.24%
Equity	Vanguard VIF Capital Growth/ PRIMECAP Management Company	0.34%	13.41%	11.86%	12.37%
Equity	Vanguard VIF Equity Index	0.14%	24.84%	14.36%	12.95%
Fixed Income	Vanguard VIF High Yield Bond/ Wellington Management Co. LLP	0.24%	6.30%	3.37%	4.53%
Equity	Vanguard VIF Mid-Cap Index	0.17%	15.08%	9.70%	9.41%
Specialty	Vanguard VIF Real Estate Index	0.26%	4.74%	2.84%	4.99%
Equity	Vanguard VIF Small Company Growth/ ArrowMark Colorado Holdings, LLC, and The Vanguard Group, Inc.	0.29%	11.38%	6.96%	8.66%
Fixed Income	Vanguard VIF Total Bond Market Index	0.14%	1.24%	-0.39%	1.25%
Equity	Voya RussellTM Large Cap Growth Index Portfolio—Class I2	0.43%	34.60%	19.99%	17.55%
Specialty	VY® CBRE Global Real Estate Portfolio—Class I2	0.90%	0.38%	1.65%	3.16%

1.	If the name of the adviser or sub-adviser is not listed, it is because the name is incorporated into the name of the Portfolio or the Portfolio’s company.
2.	The Fund’s annual expenses reflect a temporary fee reduction. Please refer to the Fund Prospectus for additional information.
3.	The AATR does not have a 10-year value and hence calculated since inception.

8)	The information on the back cover page of the prospectus is replaced with the following:

For more information about M Intelligent Survivorship VUL

How to reach us

TIAA website

Account performance, personal account information and transactions, product descriptions, and information about investment choices and income options

www.tiaa.org

24 hours a day, 7 days a week

Administrative Office

(877) 694-0305

8:00 a.m. to 6:00 p.m. ET Monday–Friday

To learn more about the Policy, you should read the Statement of Additional Information (“SAI”) dated the same date as this prospectus. The SAI contains more detailed information about the Policy than is contained in this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of the prospectus. The table of contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefit Proceeds, Cash Surrender Values, and Policy Values, or to request other information about the Policy, please call or write to us at our Administrative Office (877) 694-0305.

The SAI has been filed with the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Policy and us.

Supplement dated January 2, 2026

To The Statement of Additional Information Dated May 1, 2019 as supplemented for

M Intelligent Survivorship VUL

Flexible Premium Last Survivor Variable Universal Life Insurance Policy

Issued Through

TIAA Separate Account VLI-2

Formerly TIAA-CREF Life Separate Account VLI-2

By Teachers Insurance and Annuity Association of America (“TIAA”)

Formerly by TIAA-CREF Life Insurance Company (“TIAA Life”)

This supplement updates certain information contained in the above-referenced Statement of Additional Information (“SAI”) for your contract formerly issued by TIAA Life. The SAI, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April  29, 2019 (File Nos. 333-183060; 811-22659), is incorporated herein by reference. Please read this supplement and keep it for future reference. Capitalized terms have the same meaning as those included in the SAI.

(A) The Merger of TIAA Life and TIAA:

TIAA Life, 100% owned by TIAA, merged into TIAA after the close of business on December 31, 2025 (the “Merger”). The Merger of TIAA Life and TIAA was approved by the boards of directors and shareholders of TIAA Life and TIAA. The Merger also received regulatory approval from the New York State Department of Financial Services, the state of domicile of TIAA Life and TIAA.

On the date of the Merger, TIAA acquired from TIAA Life all of its and TIAA Life ceased to exist. As a result of the Merger, TIAA also became responsible for all of TIAA Life’s liabilities and obligations, including those created under the Policy. The Policy was originally issued by TIAA Life. The Merger did not affect your Policy’s values or result in any adverse tax consequences for any Policy owners. Policy owners will not be charged additional fees or expenses as a result of the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Policy, other than to reflect the change to the company that provides your Policy benefits from TIAA Life to TIAA. You will receive Policy endorsements from TIAA that reflect the change from TIAA Life to TIAA. The Merger did not result in any adverse tax consequences for any Policy owners.

You may obtain a copy of the Prospectus or make inquiries about your Policy at no charge by writing us at: Teachers Insurance and Annuity Association of America: P.O. Box 724508 Atlanta, GA 31139; by calling us toll-free at (877) 694-0305; by visiting our website at www.tiaa.org; or by accessing the SEC’s website at www.sec.gov. Terms used in the Prospectus are incorporated by reference into the SAI.

(B) Change of Name of the Separate Account:

Effective January 1, 2026, TIAA-CREF Life Separate Account VLI-2 is renamed TIAA Separate Account VLI-2.

(C) Revisions to the SAI:

As a result of the Merger, the SAI is modified as follows:

1)

All references to TIAA Life in the SAI (except historical references under the heading “Management-related service contracts”) are replaced with TIAA. All references to TIAA-CREF Life Separate Account VLI-2 in the SAI are replaced with TIAA Separate Account VLI-2.

2)	The second and third paragraphs under the section “Additional information on sales of the policies” are replaced with the following:

We no longer offer the Policies to the public. However, we continue to accept additional Premium on existing Policies. The Policies were distributed by TC Services and broker-dealer firms through their registered representatives who are appointed as life insurance agents for us. Broker-dealer firms distributing the Policies enter into a selling agreement with us and TC Services. Included among these broker-dealers is M Holdings Securities, Inc. and its registered representatives as well as other broker-dealers with which producers of M Financial Holdings Incorporated are affiliated. For a specified period, and subject to certain conditions, the Policy were sold only by insurance agents appointed by us who are either registered representatives of TC Services or are affiliated with insurance agencies that are stockholders of M Financial Holdings, Incorporated, and who are registered representatives of its subsidiary, M Holdings Securities, Inc., or other broker-dealers unaffiliated with M Financial Holdings, Incorporated. Additionally, we pay TC Services a fee from our general account assets for sales of all Policies in the Separate Account. We paid TC Services for the fiscal year ended December 31, $3,124,753, $2,371,159, and $1,419,323, in 2024, 2023, and 2022, respectively. We intend to recoup payments made to TC Services through fees and charges imposed under the Policy.

3)	The section “Legal Matters” is replaced with the following:

All matters of applicable state and federal law pertaining to the contracts, including TIAA Life’s right to issue the contracts, have been passed upon by Aneal Krishnamurthy, Managing Director and Associate General Counsel of TIAA.

Willkie Farr & Gallagher LLP has provided advice on certain matters related to the federal securities laws.

4)	The section “Experts” is replaced with the following:

EXPERTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Separate account financial statements

The financial statements of TIAA-CREF Life Separate Account VLI-2 as of December 31, 2024 and for each of the periods indicated therein included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

TIAA statutory-basis financial statements

The statutory-basis financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

5)

The fourth paragraph under the section “Additional information about the company” is deleted. TIAA’s financial support agreement of TIAA Life was terminated by operation of the merger of TIAA Life into TIAA.

6)	The remaining paragraphs under the section “Additional information about the company” is replaced with the following:

Teachers Insurance and Annuity Association of America (“TIAA”)

TIAA is a stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of TIAA is held by the TIAA Board of Governors, a nonprofit New York membership corporation whose main purpose is to hold TIAA’s stock. TIAA’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA also offers annuities, insurance policies and other financial products, and some of these products are supported by the assets in our general account.

TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in New York State in 1952. Together, TIAA and CREF form the principal retirement system for the nation’s education and research communities and form one of the largest pension systems based on assets under management in the United States. CREF does not stand behind TIAA’s guarantees and TIAA does not guarantee CREF’s products.

We are subject to regulation by the New York Department of Financial Services (“Department”), as well as by the insurance departments of all other states and jurisdictions in which we do business. We established the Separate Account to support the Investment Accounts under the Policy and under other variable life insurance policies we may issue. Our general account supports the Fixed Account and the Loan Account under the Policy. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states and the District of Columbia.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. To the extent required, we have filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

7)	The subsection “Management-related service contracts” is replaced with the following:

Pursuant to an administrative service agreement with our parent company, TIAA, McCamish Systems LLC, a Georgia Limited Liability Company, provides product administration to TIAA Life. We also have an agreement with State Street Bank and Trust Company, a trust company established under the laws of the Commonwealth of Massachusetts, to perform investment accounting and recordkeeping functions for the investment securities, other non-cash investment properties, and/or monies in the Separate Account of TIAA Life. TIAA Life on behalf of the Separate Account has entered an agreement whereby JPMorgan will provide certain custodial settlement and other associated services to the Separate Account. McCamish Systems LLC is located at 6425 Powers Ferry Road Suite 300, Atlanta, GA 30339. For years 2024, 2023, and 2022, TIAA Life provided total compensation for product administrative services of $4,206,736, $3,807,319, and $4,850,122, respectively, for all life insurance and non-qualified annuities product administration. State Street Bank and Trust Company is located at One Lincoln Street, Boston, Massachusetts 02111. For years 2024, 2023, and 2022, TIAA Life paid custody fees of $425,325, $426,719, and $430,900, respectively. JP Morgan is located at One Beacon Street, Floor 19, Boston, MA 02108. For years 2024, 2023, and 2022, TIAA Life provided total compensation for trade settlement services of $425,325, $426,719, and $430,900, respectively.

8)	The section “Financial Statements” is replaced with the following:

Financial Statements

Audited financial statements for the Separate Account and TIAA follow. TIAA’s financial statements should be considered only as bearing upon TIAA’s ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TIAA-CREF Life Insurance Company and the Contract Owners of TIAA- CREF Life Separate Account VLI-2

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the sub-accounts of TIAA-CREF Life Separate Account VLI-2 indicated in the table below as of December 31, 2024, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub- accounts of TIAA-CREF Life Separate Account VLI-2 as of December 31, 2024, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Nuveen Life Balanced	M Large Cap Growth Fund

Nuveen Life Core Bond	M Large Cap Value Fund

Nuveen Life Core Equity	Macquarie VIP Small Cap Value Series–Standard Class

Nuveen Life Growth Equity	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio–I Class

Nuveen Life International Equity	PIMCO VIT Emerging Markets Bond Portfolio–Institutional Class

Nuveen Life Large Cap Responsible Equity	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)–Institutional Class

Nuveen Life Large Cap Value	PIMCO VIT Real Return Portfolio–Institutional Class

Nuveen Life Money Market	PIMCO VIT Total Return Portfolio–Institutional Class

Nuveen Life Real Estate Securities Select	PSF Natural Resources Portfolio–Class II

Nuveen Life Small Cap Equity	PVC Equity Income Account–Class 1

Nuveen Life Stock Index	PVC MidCap Account–Class 1

Dimensional VA Equity Allocation Portfolio	T. Rowe Price® Health Sciences Portfolio I

Dimensional VA Global Bond Portfolio	T. Rowe Price® Limited-Term Bond Portfolio

Dimensional VA Global Moderate Allocation Portfolio	Templeton Developing Markets VIP Fund–Class 1

Dimensional VA International Small Portfolio	Vanguard VIF Capital Growth Portfolio

Dimensional VA International Value Portfolio	Vanguard VIF Equity Index Portfolio

Dimensional VA Short-Term Fixed Portfolio	Vanguard VIF High Yield Bond Portfolio

Dimensional VA US Large Value Portfolio	Vanguard VIF Mid-Cap Index Portfolio

Dimensional VA US Targeted Value Portfolio	Vanguard VIF Real Estate Index Portfolio

Dimensional VIT Inflation Protected Securities Portfolio	Vanguard VIF Small Company Growth Portfolio

John Hancock Disciplined Value Emerging Markets Equity Trust	Vanguard VIF Total Bond Market Index Portfolio

LVIP Macquarie Diversified Income Fund–Standard Class	Voya Russell Large Cap Growth Index Portfolio–Class I

M Capital Appreciation Fund	VY CBRE Global Real Estate Portfolio–Class I

M International Equity Fund

Basis for Opinions

These financial statements are the responsibility of the TIAA-CREF Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub- accounts of TIAA-CREF Life Separate Account VLI-2 based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts of TIAA-CREF Life Separate Account VLI-2 in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2024, by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP Charlotte, North Carolina
April 29, 2025

We have served as the auditor of one or more of the sub-accounts of TIAA-CREF Life Separate Account VLI-2 since 2012.

B-2	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024

	Nuveen Life Balanced Sub-Account	Nuveen Life Core Bond Sub-Account	Nuveen Life Core Equity Sub-Account	Nuveen Life Growth Equity Sub-Account	Nuveen Life International Equity Sub-Account

ASSETS

Investments, at value	$1,814,513	$3,288,710	$5,307,026	$9,499,283	$6,500,545

Total assets	$1,814,513	$3,288,710	$5,307,026	$9,499,283	$6,500,545

NET ASSETS—Accumulation fund	$1,814,513	$3,288,710	$5,307,026	$9,499,283	$6,500,545

Investments, at cost	$1,776,513	$3,597,319	$4,451,264	$7,652,108	$5,879,078

Shares held in corresponding Funds	142,763	363,393	236,815	414,997	693,761

UNIT VALUE	$48.33	$32.69	$128.55	$158.42	$51.70

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	Nuveen Life Balanced Sub-Account	Nuveen Life Core Bond Sub-Account	Nuveen Life Core Equity Sub-Account	Nuveen Life Growth Equity Sub-Account	Nuveen Life International Equity Sub-Account

INVESTMENT INCOME

Dividends	$34,984	$127,074	$40,241	$22,169	$146,598

Net investment income (loss)	34,984	127,074	40,241	22,169	146,598

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	30,703	(60,196)	333,388	35,665	222

Capital gain distributions	45,926	—	168,181	—	—

Net realized gain (loss)	76,629	(60,196)	501,569	35,665	222

Net change in unrealized appreciation (depreciation) on investments	72,258	25,494	836,122	2,094,520	54,893

Net realized and unrealized gain (loss) on investments	148,887	(34,702)	1,337,691	2,130,185	55,115

Net increase (decrease) in net assets from operations	$183,871	$92,372	$1,377,932	$2,152,354	$201,713

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-3

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024

	Nuveen Life Large Cap Responsible Equity Sub-Account	Nuveen Life Large Cap Value Sub-Account	Nuveen Life Money Market Sub-Account	Nuveen Life Real Estate Securities Select Sub-Account	Nuveen Life Small Cap Equity Sub-Account

ASSETS

Investments, at value	$978,871	$1,558,749	$11,901,975	$630,759	$3,306,149

Total assets	$978,871	$1,558,749	$11,901,975	$630,759	$3,306,149

LIABILITIES

Amounts due to TIAA	—	—	$103,740	—	—

Total liabilities	—	—	$103,740	—	—

NET ASSETS—Accumulation fund	$978,871	$1,558,749	$11,798,235	$630,759	$3,306,149

Investments, at cost	$799,786	$1,289,661	$11,901,975	$643,617	$3,133,419

Shares held in corresponding Funds	47,220	80,100	11,901,975	45,281	213,162

UNIT VALUE	$114.20	$86.79	$29.52	$61.36	$93.78

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	Nuveen Life Large Cap Responsible Equity Sub-Account	Nuveen Life Large-Cap Value Sub-Account	Nuveen Life Money Market Sub-Account	Nuveen Life Real Estate Securities Select Sub-Account	Nuveen Life Small-Cap Equity Sub-Account

INVESTMENT INCOME

Dividends	$13,665	$27,019	$617,417	$17,517	$26,784

Net investment income (loss)	13,665	27,019	617,417	17,517	26,784

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	10,866	75,971	—	(1,175)	(36,611)

Capital gain distributions	46,606	111,312	—	—	32,461

Net realized gain (loss)	57,472	187,283	—	(1,175)	(4,150)

Net change in unrealized appreciation (depreciation) on investments	78,867	25,785	—	12,606	400,277

Net realized and unrealized gain (loss) on investments	136,339	213,068	—	11,431	396,127

Net increase (decrease) in net assets from operations	$150,004	$240,087	$617,417	$28,948	$422,911

B-4	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Nuveen Life Stock Index Sub-Account	Dimensional VA Equity Allocation Portfolio Sub-Account	Dimensional VA Global Bond Portfolio Sub-Account	Dimensional VA Global Moderate Allocation Portfolio Sub-Account	Dimensional VA International Small Portfolio Sub-Account

ASSETS

Investments, at value	$38,770,611	$1,673,637	$2,027,138	$10,240,512	$6,128,249

Total assets	$38,770,611	$1,673,637	$2,027,138	$10,240,512	$6,128,249

NET ASSETS—Accumulation fund	$38,770,611	$1,673,637	$2,027,138	$10,240,512	$6,128,249

Investments, at cost	$27,299,169	$1,573,845	$2,158,604	$8,467,581	$6,385,296

Shares held in corresponding Funds	822,980	105,526	208,125	626,331	528,753

UNIT VALUE	$125.59	$51.93	$30.69	$51.83	$55.87

	Nuveen Life Stock Index Sub-Account	Dimensional VA Equity Allocation Portfolio Sub-Account	Dimensional VA Global Bond Portfolio Sub-Account	Dimensional VA Global Moderate Allocation Portfolio Sub-Account	Dimensional VA International Small Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$503,424	$30,637	$98,135	$275,532	$212,541

Net investment income (loss)	503,424	30,637	98,135	275,532	212,541

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	3,035,445	(919)	(4,462)	376,510	(62,238)

Capital gain distributions	547,996	19,367	—	58,838	166,220

Net realized gain (loss)	3,583,441	18,448	(4,462)	435,348	103,982

Net change in unrealized appreciation (depreciation) on investments	3,924,938	161,460	8,947	442,240	(86,238)

Net realized and unrealized gain (loss) on investments	7,508,379	179,908	4,485	877,588	17,744

Net increase (decrease) in net assets from operations	$8,011,803	$210,545	$102,620	$1,153,120	$230,285

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-5

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024

	Dimensional VA International Value Portfolio Sub-Account	Dimensional VA Short-Term Fixed Portfolio Sub-Account	Dimensional VA US Large Value Portfolio Sub-Account	Dimensional VA US Targeted Value Portfolio Sub-Account	Dimensional VIT Inflation Protected Securities Portfolio Sub-Account

ASSETS

Investments, at value	$9,665,488	$1,625,573	$12,183,732	$5,005,431	$358,512

Total assets	$9,665,488	$1,625,573	$12,183,732	$5,005,431	$358,512

NET ASSETS—Accumulation fund	$9,665,488	$1,625,573	$12,183,732	$5,005,431	$358,512

Investments, at cost	$8,851,069	$1,640,889	$10,906,364	$4,404,877	$437,857

Shares held in corresponding Funds	708,094	161,427	374,308	221,774	39,968

UNIT VALUE	$52.99	$29.44	$94.84	$100.56	$29.88

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	Dimensional VA International Value Portfolio Sub-Account	Dimensional VA Short-Term Fixed Portfolio Sub-Account	Dimensional VA US Large Value Portfolio Sub-Account	Dimensional VA US Targeted Value Portfolio Sub-Account	Dimensional VIT Inflation Protected Securities Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$385,862	$77,942	$248,176	$69,131	$10,257

Net investment income (loss)	385,862	77,942	248,176	69,131	10,257

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	9,741	(864)	237,532	121,248	(21,277)

Capital gain distributions	199,144	—	1,250,405	336,760	—

Net realized gain (loss)	208,885	(864)	1,487,937	458,008	(21,277)

Net change in unrealized appreciation (depreciation) on investments	(22,335)	1,836	(307,461)	(125,899)	18,372

Net realized and unrealized gain (loss) on investments	186,550	972	1,180,476	332,109	(2,905)

Net increase (decrease) in net assets from operations	$572,412	$78,914	$1,428,652	$401,240	$7,352

B-6	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account	LVIP Macquarie Diversified Income Fund— Standard Class Sub-Account	M Capital Appreciation Fund Sub-Account	M International Equity Fund Sub-Account	M Large Cap Growth Fund Sub-Account

ASSETS

Investments, at value	$2,508,799	$6,095,992	$6,846,215	$9,133,319	$10,094,065

Total assets	$2,508,799	$6,095,992	$6,846,215	$9,133,319	$10,094,065

NET ASSETS—Accumulation fund	$2,508,799	$6,095,992	$6,846,215	$9,133,319	$10,094,065

Investments, at cost	$2,494,130	$6,632,113	$7,763,828	$8,435,138	$9,296,064

Shares held in corresponding Funds	267,178	700,206	278,528	666,179	304,865

UNIT VALUE	$35.40	$29.84	$92.63	$41.06	$139.06

	John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account	LVIP Macquarie Diversified Income Fund— Standard Class Sub-Account	M Capital Appreciation Fund Sub-Account	M International Equity Fund Sub-Account	M Large Cap Growth Fund Sub-Account

INVESTMENT INCOME

Dividends	$106,785	$258,309	$135,143	$270,676	$—

Net investment income (loss)	106,785	258,309	135,143	270,676	—

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	15,357	(124,130)	(288,225)	115,341	224,099

Capital gain distributions	—	—	443,896	—	939,109

Net realized gain (loss)	15,357	(124,130)	155,671	115,341	1,163,208

Net change in unrealized appreciation (depreciation) on investments	(183,813)	3,336	44,199	(13,730)	915,481

Net realized and unrealized gain (loss) on investments	(168,456)	(120,794)	199,870	101,611	2,078,689

Net increase (decrease) in net assets from operations	$(61,671)	$137,515	$335,013	$372,287	$2,078,689

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-7

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024

	M Large Cap Value Fund Sub-Account	Macquarie VIP Small Cap Value Series— Standard Class Sub-Account	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio-I Class Sub-Account	PIMCO VIT Emerging Markets Bond Portfolio— Institutional Class Sub-Account	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)— Institutional Class Sub-Account

ASSETS

Investments, at value	$5,342,567	$2,739,280	$1,030,695	$387,097	$389,990

Total assets	$5,342,567	$2,739,280	$1,030,695	$387,097	$389,990

NET ASSETS—Accumulation fund	$5,342,567	$2,739,280	$1,030,695	$387,097	$389,990

Investments, at cost	$4,565,896	$2,261,527	$973,869	$419,642	$480,748

Shares held in corresponding Funds	340,725	67,670	62,504	36,381	42,207

UNIT VALUE	$81.77	$75.59	$69.52	$33.13	$26.89

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	M Large Cap Value Fund Sub-Account	Macquarie VIP Small Cap Value Series— Standard Class Sub-Account	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio-I Class Sub-Account	PIMCO VIT Emerging Markets Bond Portfolio— Institutional Class Sub-Account	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)— Institutional Class Sub-Account

INVESTMENT INCOME

Dividends	$99,522	$41,500	$7,173	$22,478	$14,211

Net investment income (loss)	99,522	41,500	7,173	22,478	14,211

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	64,716	59,786	(4,317)	(2,177)	(2,206)

Capital gain distributions	428,347	114,586	32,304	—	—

Net realized gain (loss)	493,063	174,372	27,987	(2,177)	(2,206)

Net change in unrealized appreciation (depreciation) on investments	279,120	108,611	47,742	4,151	(13,466)

Net realized and unrealized gain (loss) on investments	772,183	282,983	75,729	1,974	(15,672)

Net increase (decrease) in net assets from operations	$871,705	$324,483	$82,902	$24,452	$(1,461)

B-8	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	PIMCO VIT Real Return Portfolio— Institutional Class Sub-Account	PIMCO VIT Total Return Portfolio— Institutional Class Sub-Account	PSF Natural Resources Portfolio—Class II Sub-Account	PVC Equity Income Account—Class 1 Sub-Account	PVC MidCap Account—Class 1 Sub-Account

ASSETS

Investments, at value	$1,286,397	$5,148,486	$661,162	$4,782,781	$694,640

Total assets	$1,286,397	$5,148,486	$661,162	$4,782,781	$694,640

NET ASSETS—Accumulation fund	$1,286,397	$5,148,486	$661,162	$4,782,781	$694,640

Investments, at cost	$1,389,463	$5,857,230	$506,494	$4,214,309	$574,316

Shares held in corresponding Funds	111,763	569,523	15,719	155,134	10,035

UNIT VALUE	$31.04	$31.97	$29.18	$92.04	$130.65

	PIMCO VIT Real Return Portfolio— Institutional Class Sub-Account	PIMCO VIT Total Return Portfolio— Institutional Class Sub-Account	PSF Natural Resources Portfolio—Class II Sub-Account	PVC Equity Income Account—Class 1 Sub-Account	PVC MidCap Account—Class 1 Sub-Account

INVESTMENT INCOME

Dividends	$35,008	$204,966	$—	$95,157	$1,615

Net investment income (loss)	35,008	204,966	—	95,157	1,615

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(3,109)	(43,450)	40,060	64,158	5,034

Capital gain distributions	—	—	—	43,928	57,032

Net realized gain (loss)	(3,109)	(43,450)	40,060	108,086	62,066

Net change in unrealized appreciation (depreciation) on investments	(1,467)	(25,807)	(14,522)	447,763	57,122

Net realized and unrealized gain (loss) on investments	(4,576)	(69,257)	25,538	555,849	119,188

Net increase (decrease) in net assets from operations	$30,432	$135,709	$25,538	$651,006	$120,803

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-9

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024

	T. Rowe Price® Health Sciences Portfolio I Sub-Account	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account	Templeton Developing Markets VIP Fund—Class 1 Sub-Account	Vanguard VIF Capital Growth Portfolio Sub-Account	Vanguard VIF Equity Index Portfolio Sub-Account

ASSETS

Investments, at value	$1,163,641	$591,900	$4,131,306	$11,256,856	$61,935,557

Total assets	$1,163,641	$591,900	$4,131,306	$11,256,856	$61,935,557

NET ASSETS—Accumulation fund	$1,163,641	$591,900	$4,131,306	$11,256,856	$61,935,557

Investments, at cost	$1,324,970	$606,935	$4,579,582	$9,025,922	$43,441,471

Shares held in corresponding Funds	22,701	126,205	484,327	220,983	858,547

UNIT VALUE	$56.85	$30.49	$35.46	$139.19	$120.17

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	T. Rowe Price® Health Sciences Portfolio I Sub-Account	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account	Templeton Developing Markets VIP Fund—Class 1 Sub-Account	Vanguard VIF Capital Growth Portfolio Sub-Account	Vanguard VIF Equity Index Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$—	$22,916	$147,282	$121,750	$735,574

Net investment income (loss)	—	22,916	147,282	121,750	735,574

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	33,431	(1,211)	(70,389)	191,496	2,679,984

Capital gain distributions	102,124	—	26,690	222,541	2,102,958

Net realized gain (loss)	135,555	(1,211)	(43,699)	414,037	4,782,942

Net change in unrealized appreciation (depreciation) on investments	(120,296)	4,430	156,662	803,451	6,784,641

Net realized and unrealized gain (loss) on investments	15,259	3,219	112,963	1,217,488	11,567,583

Net increase (decrease) in net assets from operations	$15,259	$26,135	$260,245	$1,339,238	$12,303,157

B-10	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Vanguard VIF High Yield Bond Portfolio Sub-Account	Vanguard VIF Mid-Cap Index Portfolio Sub-Account	Vanguard VIF Real Estate Index Portfolio Sub-Account	Vanguard VIF Small Company Growth Portfolio Sub-Account	Vanguard VIF Total Bond Market Index Portfolio Sub-Account

ASSETS

Investments, at value	$3,899,091	$13,462,190	$3,597,067	$5,423,026	$12,289,961

Total assets	$3,899,091	$13,462,190	$3,597,067	$5,423,026	$12,289,961

NET ASSETS—Accumulation fund	$3,899,091	$13,462,190	$3,597,067	$5,423,026	$12,289,961

Investments, at cost	$3,965,567	$13,069,428	$3,736,466	$5,082,369	$13,176,854

Shares held in corresponding Funds	526,904	501,572	306,394	277,961	1,174,948

UNIT VALUE	$45.89	$96.30	$55.32	$88.59	$30.09

	Vanguard VIF High Yield Bond Portfolio Sub-Account	Vanguard VIF Mid-Cap Index Portfolio Sub-Account	Vanguard VIF Real Estate Index Portfolio Sub-Account	Vanguard VIF Small Company Growth Portfolio Sub-Account	Vanguard VIF Total Bond Market Index Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$192,753	$149,545	$109,711	$27,211	$322,411

Net investment income (loss)	192,753	149,545	109,711	27,211	322,411

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(16,913)	97,030	(28,477)	(20,296)	(82,949)

Capital gain distributions	—	124,632	92,553	—	—

Net realized gain (loss)	(16,913)	221,662	64,076	(20,296)	(82,949)

Net change in unrealized appreciation (depreciation) on investments	43,089	1,105,005	(9,999)	553,915	(101,137)

Net realized and unrealized gain (loss) on investments	26,176	1,326,667	54,077	533,619	(184,086)

Net increase (decrease) in net assets from operations	$218,929	$1,476,212	$163,788	$560,830	$138,325

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-11

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VLI-2 ∎ December 31, 2024	concluded

	Voya Russell Large Cap Growth Index Portfolio— Class I Sub-Account	VY CBRE Global Real Estate Portfolio— Class I Sub-Account

ASSETS

Investments, at value	$7,791,470	$163,750

Total assets	$7,791,470	$163,750

NET ASSETS—Accumulation fund	$7,791,470	$163,750

Investments, at cost	$6,216,331	$172,533

Shares held in corresponding Funds	94,891	16,375

UNIT VALUE	$187.87	$44.48

Statements of Operations

TIAA-CREF Life Separate Account VLI-2 ∎ For the period or year ended December 31, 2024

	Voya Russell Large Cap Growth Index Portfolio— Class I Sub-Account	VY CBRE Global Real Estate Portfolio— Class I Sub-Account

INVESTMENT INCOME

Dividends	$28,530	$5,610

Net investment income (loss)	28,530	5,610

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	152,839	4,533

Capital gain distributions	250,162	—

Net realized gain (loss)	403,001	4,533

Net change in unrealized appreciation (depreciation) on investments	1,403,258	(7,582)

Net realized and unrealized gain (loss) on investments	1,806,259	(3,049)

Net increase (decrease) in net assets from operations	$1,834,789	$2,561

B-12	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Nuveen Life Balanced Sub-Account		Nuveen Life Core Bond Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$34,984	$43,002	$127,074	$93,637

Net realized gain (loss)	76,629	43,961	(60,196)	(22,721)

Net change in unrealized appreciation (depreciation) on investments	72,258	166,390	25,494	112,185

Net increase (decrease) in net assets from operations	183,871	253,353	92,372	183,101

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	93,564	101,505	269,577	272,207

Net contractowner transfers	162,626	(8,263)	(96,578)	111,076

Withdrawals and death benefits (b)	(462,786)	(129,325)	(157,885)	(162,742)

Net increase (decrease) in net assets resulting from contractowner transactions	(206,596)	(36,083)	15,114	220,541

Net increase (decrease) in net assets	(22,725)	217,270	107,486	403,642

NET ASSETS

Beginning of period	1,837,238	1,619,968	3,181,224	2,777,582

End of period	$1,814,513	$1,837,238	$3,288,710	$3,181,224

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	41,957	42,829	99,942	92,735

Units purchased	1,991	2,506	8,360	8,920

Units sold/transferred	(6,405)	(3,378)	(7,714)	(1,713)

End of period	37,543	41,957	100,588	99,942

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-13

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Nuveen Life Core Equity Sub-Account		Nuveen Life Growth Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$40,241	$42,740	$22,169	$17,415

Net realized gain (loss)	501,569	892,777	35,665	(287,336)

Net change in unrealized appreciation (depreciation) on investments	836,122	38,911	2,094,520	2,801,128

Net increase (decrease) in net assets from operations	1,377,932	974,428	2,152,354	2,531,207

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	148,149	133,273	382,657	737,030

Net contractowner transfers	(1,382,927)	1,817,025	(477,162)	(32,214)

Withdrawals and death benefits (b)	(170,399)	(164,763)	(438,555)	(863,165)

Net increase (decrease) in net assets resulting from contractowner transactions	(1,405,177)	1,785,535	(533,060)	(158,349)

Net increase (decrease) in net assets	(27,245)	2,759,963	1,619,294	2,372,858

NET ASSETS

Beginning of period	5,334,271	2,574,308	7,879,989	5,507,131

End of period	$5,307,026	$5,334,271	$9,499,283	$7,879,989

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	53,492	34,294	63,808	65,286

Units purchased	1,286	1,620	2,755	6,993

Units sold/transferred	(13,496)	17,578	(6,607)	(8,471)

End of period	41,282	53,492	59,956	63,808

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-14	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Nuveen Life International Equity Sub-Account		Nuveen Life Large Cap Responsible Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$146,598	$125,019	$13,665	$9,996

Net realized gain (loss)	222	(35,587)	57,472	25,150

Net change in unrealized appreciation (depreciation) on investments	54,893	772,339	78,867	109,203

Net increase (decrease) in net assets from operations	201,713	861,771	150,004	144,349

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	245,450	281,169	51,659	72,048

Net contractowner transfers	308,377	(431,752)	(23,760)	(18,537)

Withdrawals and death benefits (b)	(190,479)	(196,064)	(12,359)	(9,828)

Net increase (decrease) in net assets resulting from contractowner transactions	363,348	(346,647)	15,540	43,683

Net increase (decrease) in net assets	565,061	515,124	165,544	188,032

NET ASSETS

Beginning of period	5,935,484	5,420,360	813,327	625,295

End of period	$6,500,545	$5,935,484	$978,871	$813,327

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	118,999	126,506	8,405	7,910

Units purchased	4,645	6,034	507	834

Units sold/transferred	2,103	(13,541)	(341)	(339)

End of period	125,747	118,999	8,571	8,405

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-15

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Nuveen Life Large Cap Value Sub-Account		Nuveen Life Money Market Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$27,019	$21,154	$617,417	$733,262

Net realized gain (loss)	187,283	42,286	—	—

Net change in unrealized appreciation (depreciation) on investments	25,785	117,278	—	—

Net increase (decrease) in net assets from operations	240,087	180,718	617,417	733,262

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	46,301	36,578	2,372,527	2,485,820

Net contractowner transfers	(224,215)	292,598	35,331	(577,637)

Withdrawals and death benefits (b)	(97,154)	(138,958)	(429,117)	(7,414,318)

Net increase (decrease) in net assets resulting from contractowner transactions	(275,068)	190,218	1,978,741	(5,506,135)

Net increase (decrease) in net assets	(34,981)	370,936	2,596,158	(4,772,873)

NET ASSETS

Beginning of period	1,593,730	1,222,794	9,202,077	13,974,950

End of period	$1,558,749	$1,593,730	$11,798,235	$9,202,077

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	21,096	18,484	327,697	522,857

Units purchased	560	537	82,650	90,949

Units sold/transferred	(3,696)	2,075	(10,799)	(286,109)

End of period	17,960	21,096	399,548	327,697

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-16	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Nuveen Life Real Estate Securities Select Sub-Account		Nuveen Life Small Cap Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$17,517	$14,027	$26,784	$19,721

Net realized gain (loss)	(1,175)	(4,803)	(4,150)	(31,227)

Net change in unrealized appreciation (depreciation) on investments	12,606	55,034	400,277	410,682

Net increase (decrease) in net assets from operations	28,948	64,258	422,911	399,176

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	58,837	56,920	131,171	115,468

Net contractowner transfers	(7,624)	(29,116)	369,415	(88,237)

Withdrawals and death benefits (b)	(28,907)	(23,834)	(109,874)	(113,430)

Net increase (decrease) in net assets resulting from contractowner transactions	22,306	3,970	390,712	(86,199)

Net increase (decrease) in net assets	51,254	68,228	813,623	312,977

NET ASSETS

Beginning of period	579,505	511,277	2,492,526	2,179,549

End of period	$630,759	$579,505	$3,306,149	$2,492,526

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	9,893	9,780	30,831	31,990

Units purchased	974	1,085	1,494	1,597

Units sold/transferred	(587)	(972)	2,931	(2,756)

End of period	10,280	9,893	35,256	30,831

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-17

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Nuveen Life Stock Index Sub-Account		Dimensional VA Equity Allocation Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$503,424	$441,593	$30,637	$25,472

Net realized gain (loss)	3,583,441	1,235,956	18,448	(215,877)

Net change in unrealized appreciation (depreciation) on investments	3,924,938	4,963,799	161,460	499,231

Net increase (decrease) in net assets from operations	8,011,803	6,641,348	210,545	308,826

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	1,371,247	2,220,492	30,040	29,205

Net contractowner transfers	(4,407,118)	3,682,791	187,341	(1,734,418)

Withdrawals and death benefits (b)	(1,827,263)	(2,442,070)	(29,603)	(19,593)

Net increase (decrease) in net assets resulting from contractowner transactions	(4,863,134)	3,461,213	187,778	(1,724,806)

Net increase (decrease) in net assets	3,148,669	10,102,561	398,323	(1,415,980)

NET ASSETS

Beginning of period	35,621,942	25,519,381	1,275,314	2,691,294

End of period	$38,770,611	$35,621,942	$1,673,637	$1,275,314

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	350,834	316,400	28,266	71,666

Units purchased	12,045	24,613	618	736

Units sold/transferred	(54,186)	9,821	3,346	(44,136)

End of period	308,693	350,834	32,230	28,266

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-18	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Dimensional VA Global Bond Portfolio Sub-Account		Dimensional VA Global Moderate Allocation Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$98,135	$71,791	$275,532	$249,416

Net realized gain (loss)	(4,462)	(2,925)	435,348	381,116

Net change in unrealized appreciation (depreciation) on investments	8,947	17,399	442,240	676,257

Net increase (decrease) in net assets from operations	102,620	86,265	1,153,120	1,306,789

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	54,114	58,806	412,736	388,896

Net contractowner transfers	53,008	100,889	118,111	(5,293)

Withdrawals and death benefits (b)	(47,567)	(49,104)	(1,248,883)	(1,036,785)

Net increase (decrease) in net assets resulting from contractowner transactions	59,555	110,591	(718,036)	(653,182)

Net increase (decrease) in net assets	162,175	196,856	435,084	653,607

NET ASSETS

Beginning of period	1,864,963	1,668,107	9,805,428	9,151,821

End of period	$2,027,138	$1,864,963	$10,240,512	$9,805,428

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	64,047	60,181	210,696	226,883

Units purchased	1,806	2,066	8,447	9,204

Units sold/transferred	206	1,800	(21,554)	(25,391)

End of period	66,059	64,047	197,589	210,696

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-19

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Dimensional VA International Small Portfolio Sub-Account		Dimensional VA International Value Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$212,541	$178,457	$385,862	$389,154

Net realized gain (loss)	103,982	(66,269)	208,885	74,234

Net change in unrealized appreciation (depreciation) on investments	(86,238)	638,612	(22,335)	826,835

Net increase (decrease) in net assets from operations	230,285	750,800	572,412	1,290,223

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	312,091	581,271	428,362	396,868

Net contractowner transfers	(148,440)	15,647	330,210	197,529

Withdrawals and death benefits (b)	(287,352)	(522,690)	(361,963)	(336,907)

Net increase (decrease) in net assets resulting from contractowner transactions	(123,701)	74,228	396,609	257,490

Net increase (decrease) in net assets	106,584	825,028	969,021	1,547,713

NET ASSETS

Beginning of period	6,021,665	5,196,637	8,696,467	7,148,754

End of period	$6,128,249	$6,021,665	$9,665,488	$8,696,467

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	111,885	110,181	174,995	169,518

Units purchased	5,627	11,742	8,079	8,617

Units sold/transferred	(7,833)	(10,038)	(687)	(3,140)

End of period	109,679	111,885	182,387	174,995

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-20	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Dimensional VA Short-Term Fixed Portfolio Sub-Account		Dimensional VA US Large Value Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$77,942	$47,254	$248,176	$230,087

Net realized gain (loss)	(864)	(158)	1,487,937	447,767

Net change in unrealized appreciation (depreciation) on investments	1,836	17,108	(307,461)	389,152

Net increase (decrease) in net assets from operations	78,914	64,204	1,428,652	1,067,006

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	68,439	74,263	536,184	867,748

Net contractowner transfers	307,191	(99,802)	148,767	(557,236)

Withdrawals and death benefits (b)	(40,583)	(82,286)	(626,351)	(885,184)

Net increase (decrease) in net assets resulting from contractowner transactions	335,047	(107,825)	58,600	(574,672)

Net increase (decrease) in net assets	413,961	(43,621)	1,487,252	492,334

NET ASSETS

Beginning of period	1,211,612	1,255,233	10,696,480	10,204,146

End of period	$1,625,573	$1,211,612	$12,183,732	$10,696,480

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	43,408	47,210	127,880	135,324

Units purchased	2,387	2,734	5,858	11,201

Units sold/transferred	9,416	(6,536)	(5,262)	(18,645)

End of period	55,211	43,408	128,476	127,880

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-21

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Dimensional VA US Targeted Value Portfolio Sub-Account		Dimensional VIT Inflation Protected Securities Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$69,131	$69,258	$10,257	$15,723

Net realized gain (loss)	458,008	341,370	(21,277)	(5,823)

Net change in unrealized appreciation (depreciation) on investments	(125,899)	398,790	18,372	6,059

Net increase (decrease) in net assets from operations	401,240	809,418	7,352	15,959

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	187,876	195,637	10,555	13,421

Net contractowner transfers	(290,723)	(163,378)	(52,600)	1,146

Withdrawals and death benefits (b)	(184,153)	(179,188)	(15,921)	(28,040)

Net increase (decrease) in net assets resulting from contractowner transactions	(287,000)	(146,929)	(57,966)	(13,473)

Net increase (decrease) in net assets	114,240	662,489	(50,614)	2,486

NET ASSETS

Beginning of period	4,891,191	4,228,702	409,126	406,640

End of period	$5,005,431	$4,891,191	$358,512	$409,126

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	52,606	54,582	13,949	14,422

Units purchased	1,983	2,388	357	464

Units sold/transferred	(4,813)	(4,364)	(2,308)	(937)

End of period	49,776	52,606	11,998	13,949

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-22	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account		LVIP Macquarie Diversified Income Fund— Standard Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$106,785	$38,479	$258,309	$213,412

Net realized gain (loss)	15,357	(12,186)	(124,130)	(341,257)

Net change in unrealized appreciation (depreciation) on investments	(183,813)	330,359	3,336	460,946

Net increase (decrease) in net assets from operations	(61,671)	356,652	137,515	333,101

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	87,060	110,890	339,146	1,130,985

Net contractowner transfers	131,126	(646,647)	474,190	(167,497)

Withdrawals and death benefits (b)	(92,645)	(95,525)	(293,322)	(933,360)

Net increase (decrease) in net assets resulting from contractowner transactions	125,541	(631,282)	520,014	30,128

Net increase (decrease) in net assets	63,870	(274,630)	657,529	363,229

NET ASSETS

Beginning of period	2,444,929	2,719,559	5,438,463	5,075,234

End of period	$2,508,799	$2,444,929	$6,095,992	$5,438,463

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	67,375	86,297	185,890	184,288

Units purchased	2,400	3,306	11,504	40,881

Units sold/transferred	1,088	(22,228)	6,917	(39,279)

End of period	70,863	67,375	204,311	185,890

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-23

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	M Capital Appreciation Fund Sub-Account		M International Equity Fund Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$135,143	$20,814	$270,676	$259,386

Net realized gain (loss)	155,671	138,691	115,341	189,311

Net change in unrealized appreciation (depreciation) on investments	44,199	831,654	(13,730)	832,641

Net increase (decrease) in net assets from operations	335,013	991,159	372,287	1,281,338

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	238,088	501,108	369,368	1,008,631

Net contractowner transfers	1,491,811	(88,312)	(271,732)	(114,297)

Withdrawals and death benefits (b)	(347,400)	(576,199)	(453,650)	(1,019,110)

Net increase (decrease) in net assets resulting from contractowner transactions	1,382,499	(163,403)	(356,014)	(124,776)

Net increase (decrease) in net assets	1,717,512	827,756	16,273	1,156,562

NET ASSETS

Beginning of period	5,128,703	4,300,947	9,117,046	7,960,484

End of period	$6,846,215	$5,128,703	$9,133,319	$9,117,046

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	60,875	63,073	230,809	233,780

Units purchased	2,674	6,622	8,931	27,843

Units sold/transferred	10,358	(8,820)	(17,322)	(30,814)

End of period	73,907	60,875	222,418	230,809

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-24	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	M Large Cap Growth Fund Sub-Account		M Large Cap Value Fund Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$—	$—	$99,522	$99,855

Net realized gain (loss)	1,163,208	434,756	493,063	84,469

Net change in unrealized appreciation (depreciation) on investments	915,481	1,570,184	279,120	144,842

Net increase (decrease) in net assets from operations	2,078,689	2,004,940	871,705	329,166

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	346,078	769,721	206,054	573,923

Net contractowner transfers	91,835	(182,678)	(66,550)	186,167

Withdrawals and death benefits (b)	(542,516)	(1,000,187)	(318,423)	(691,402)

Net increase (decrease) in net assets resulting from contractowner transactions	(104,603)	(413,144)	(178,919)	68,688

Net increase (decrease) in net assets	1,974,086	1,591,796	692,786	397,854

NET ASSETS

Beginning of period	8,119,979	6,528,183	4,649,781	4,251,927

End of period	$10,094,065	$8,119,979	$5,342,567	$4,649,781

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	73,286	77,793	67,458	66,375

Units purchased	2,738	8,016	2,677	8,933

Units sold/transferred	(3,446)	(12,523)	(4,799)	(7,850)

End of period	72,578	73,286	65,336	67,458

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-25

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Macquarie VIP Small Cap Value Series- Standard Class Sub-Account		Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$41,500	$23,958	$7,173	$9,042

Net realized gain (loss)	174,372	51,901	27,987	37,012

Net change in unrealized appreciation (depreciation) on investments	108,611	178,694	47,742	45,873

Net increase (decrease) in net assets from operations	324,483	254,553	82,902	91,927

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	131,076	367,615	46,128	59,482

Net contractowner transfers	(472,272)	(66,579)	11,789	(6,660)

Withdrawals and death benefits (b)	(170,771)	(377,918)	(48,950)	(37,382)

Net increase (decrease) in net assets resulting from contractowner transactions	(511,967)	(76,882)	8,967	15,440

Net increase (decrease) in net assets	(187,484)	177,671	91,869	107,367

NET ASSETS

Beginning of period	2,926,764	2,749,093	938,826	831,459

End of period	$2,739,280	$2,926,764	$1,030,695	$938,826

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	43,104	44,311	14,696	14,447

Units purchased	1,829	5,963	692	1,002

Units sold/transferred	(8,692)	(7,170)	(562)	(753)

End of period	36,241	43,104	14,826	14,696

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-26	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account		PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$22,478	$15,657	$14,211	$8,890

Net realized gain (loss)	(2,177)	(5,513)	(2,206)	695

Net change in unrealized appreciation (depreciation) on investments	4,151	19,735	(13,466)	10,186

Net increase (decrease) in net assets from operations	24,452	29,879	(1,461)	19,771

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	29,086	28,823	13,349	8,786

Net contractowner transfers	51,338	17,833	1,886	530

Withdrawals and death benefits (b)	(21,143)	(18,896)	(9,413)	(13,225)

Net increase (decrease) in net assets resulting from contractowner transactions	59,281	27,760	5,822	(3,909)

Net increase (decrease) in net assets	83,733	57,639	4,361	15,862

NET ASSETS

Beginning of period	303,364	245,725	385,629	369,767

End of period	$387,097	$303,364	$389,990	$385,629

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	9,861	8,888	14,294	14,449

Units purchased	914	1,014	493	343

Units sold/transferred	909	(41)	(280)	(498)

End of period	11,684	9,861	14,507	14,294

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-27

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	PIMCO VIT Real Return Portfolio— Institutional Class Sub-Account		PIMCO VIT Total Return Portfolio— Institutional Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$35,008	$32,040	$204,966	$153,460

Net realized gain (loss)	(3,109)	(3,844)	(43,450)	(50,814)

Net change in unrealized appreciation (depreciation) on investments	(1,467)	9,110	(25,807)	151,757

Net increase (decrease) in net assets from operations	30,432	37,306	135,709	254,403

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	100,036	100,827	273,043	243,227

Net contractowner transfers	170,695	53,172	500,438	265,140

Withdrawals and death benefits (b)	(72,601)	(68,761)	(275,103)	(280,570)

Net increase (decrease) in net assets resulting from contractowner transactions	198,130	85,238	498,378	227,797

Net increase (decrease) in net assets	228,562	122,544	634,087	482,200

NET ASSETS

Beginning of period	1,057,835	935,291	4,514,399	4,032,199

End of period	$1,286,397	$1,057,835	$5,148,486	$4,514,399

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	34,861	32,002	145,026	137,401

Units purchased	3,258	3,401	8,689	8,130

Units sold/transferred	3,327	(542)	7,324	(505)

End of period	41,446	34,861	161,039	145,026

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-28	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	PSF Natural Resources Portfolio—Class II Sub-Account		PVC Equity Income Account—Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$—	$—	$95,157	$85,473

Net realized gain (loss)	40,060	40,192	108,086	234,696

Net change in unrealized appreciation (depreciation) on investments	(14,522)	(29,820)	447,763	127,589

Net increase (decrease) in net assets from operations	25,538	10,372	651,006	447,758

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	54,716	65,109	260,255	312,107

Net contractowner transfers	(23,077)	51,623	(144,417)	(616,354)

Withdrawals and death benefits (b)	(41,267)	(44,005)	(301,431)	(260,020)

Net increase (decrease) in net assets resulting from contractowner transactions	(9,628)	72,727	(185,593)	(564,267)

Net increase (decrease) in net assets	15,910	83,099	465,413	(116,509)

NET ASSETS

Beginning of period	645,252	562,153	4,317,368	4,433,877

End of period	$661,162	$645,252	$4,782,781	$4,317,368

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	22,989	20,345	54,176	61,877

Units purchased	1,817	2,377	2,945	4,278

Units sold/transferred	(2,146)	267	(5,158)	(11,979)

End of period	22,660	22,989	51,963	54,176

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-29

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	PVC MidCap Account—Class 1 Sub-Account		T. Rowe Price® Health Sciences Portfolio I Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$1,615	$0	$—	$—

Net realized gain (loss)	62,066	13,539	135,555	50,045

Net change in unrealized appreciation (depreciation) on investments	57,122	113,678	(120,296)	(20,310)

Net increase (decrease) in net assets from operations	120,803	127,217	15,259	29,735

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	11,759	11,108	94,360	85,852

Net contractowner transfers	(1,574)	668	102,131	(29,497)

Withdrawals and death benefits (b)	(43,800)	(22,033)	(99,384)	(57,826)

Net increase (decrease) in net assets resulting from contractowner transactions	(33,615)	(10,257)	97,107	(1,471)

Net increase (decrease) in net assets	87,188	116,960	112,366	28,264

NET ASSETS

Beginning of period	607,452	490,492	1,051,275	1,023,011

End of period	$694,640	$607,452	$1,163,641	$1,051,275

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	5,592	5,693	18,794	18,836

Units purchased	101	122	1,582	1,594

Units sold/transferred	(376)	(223)	94	(1,636)

End of period	5,317	5,592	20,470	18,794

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-30	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account		Templeton Developing Markets VIP Fund—Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$22,916	$16,057	$147,282	$77,562

Net realized gain (loss)	(1,211)	(3,512)	(43,699)	(2,573)

Net change in unrealized appreciation (depreciation) on investments	4,430	10,841	156,662	349,548

Net increase (decrease) in net assets from operations	26,135	23,386	260,245	424,537

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	45,793	53,202	189,541	177,682

Net contractowner transfers	55,977	(502)	194,319	(222,539)

Withdrawals and death benefits (b)	(34,080)	(37,523)	(118,366)	(126,816)

Net increase (decrease) in net assets resulting from contractowner transactions	67,690	15,177	265,494	(171,673)

Net increase (decrease) in net assets	93,825	38,563	525,739	252,864

NET ASSETS

Beginning of period	498,075	459,512	3,605,567	3,352,703

End of period	$591,900	$498,075	$4,131,306	$3,605,567

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	17,149	16,603	109,794	115,135

Units purchased	1,552	1,896	5,380	5,739

Units sold/transferred	715	(1,350)	1,332	(11,080)

End of period	19,416	17,149	116,506	109,794

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-31

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Vanguard VIF Capital Growth Portfolio Sub-Account		Vanguard VIF Equity Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$121,750	$95,389	$735,574	$652,155

Net realized gain (loss)	414,037	718,380	4,782,942	3,135,975

Net change in unrealized appreciation (depreciation) on investments	803,451	1,380,319	6,784,641	6,892,509

Net increase (decrease) in net assets from operations	1,339,238	2,194,088	12,303,157	10,680,639

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	463,297	792,688	2,322,529	1,844,087

Net contractowner transfers	(113,076)	(105,201)	(26,636)	(960,217)

Withdrawals and death benefits (b)	(469,566)	(878,288)	(3,029,435)	(3,718,798)

Net increase (decrease) in net assets resulting from contractowner transactions	(119,345)	(190,801)	(733,542)	(2,834,928)

Net increase (decrease) in net assets	1,219,893	2,003,287	11,569,615	7,845,711

NET ASSETS

Beginning of period	10,036,963	8,033,676	50,365,942	42,520,231

End of period	$11,256,856	$10,036,963	$61,935,557	$50,365,942

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	81,779	83,775	523,246	557,085

Units purchased	3,447	7,250	20,454	21,589

Units sold/transferred	(4,355)	(9,246)	(28,301)	(55,428)

End of period	80,871	81,779	515,399	523,246

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-32	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Vanguard VIF High Yield Bond Portfolio Sub-Account		Vanguard VIF Mid-Cap Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$192,753	$148,030	$149,545	$137,951

Net realized gain (loss)	(16,913)	(11,833)	221,662	396,306

Net change in unrealized appreciation (depreciation) on investments	43,089	206,410	1,105,005	845,712

Net increase (decrease) in net assets from operations	218,929	342,607	1,476,212	1,379,969

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	185,110	162,859	390,264	369,919

Net contractowner transfers	297,721	162,517	1,906,312	(603,845)

Withdrawals and death benefits (b)	(152,327)	(135,878)	(345,751)	(305,257)

Net increase (decrease) in net assets resulting from contractowner transactions	330,504	189,498	1,950,825	(539,183)

Net increase (decrease) in net assets	549,433	532,105	3,427,037	840,786

NET ASSETS

Beginning of period	3,349,658	2,817,553	10,035,153	9,194,367

End of period	$3,899,091	$3,349,658	$13,462,190	$10,035,153

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	77,701	72,982	119,927	127,262

Units purchased	4,168	4,083	4,364	4,903

Units sold/transferred	3,096	636	15,504	(12,238)

End of period	84,965	77,701	139,795	119,927

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-33

Statements of Changes in Net Assets

TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended

	Vanguard VIF Real Estate Index Portfolio Sub-Account		Vanguard VIF Small Company Growth Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$109,711	$78,148	$27,211	$20,344

Net realized gain (loss)	64,076	86,878	(20,296)	(468,843)

Net change in unrealized appreciation (depreciation) on investments	(9,999)	196,821	553,915	1,304,651

Net increase (decrease) in net assets from operations	163,788	361,847	560,830	856,152

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	125,280	118,602	243,123	478,650

Net contractowner transfers	(47,012)	(47,974)	(64,500)	(684,060)

Withdrawals and death benefits (b)	(98,153)	(93,691)	(192,415)	(428,448)

Net increase (decrease) in net assets resulting from contractowner transactions	(19,885)	(23,063)	(13,792)	(633,858)

Net increase (decrease) in net assets	143,903	338,784	547,038	222,294

NET ASSETS

Beginning of period	3,453,164	3,114,380	4,875,988	4,653,694

End of period	$3,597,067	$3,453,164	$5,423,026	$4,875,988

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	65,388	65,872	61,318	70,020

Units purchased	2,259	2,442	2,861	6,683

Units sold/transferred	(2,619)	(2,926)	(2,946)	(15,385)

End of period	65,028	65,388	61,233	61,318

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-34	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

continued

	Vanguard VIF Total Bond Market Index Portfolio Sub-Account		Voya Russell Large Cap Growth Index Portfolio—Class I Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$322,411	$249,963	$28,530	$18,981

Net realized gain (loss)	(82,949)	(324,525)	403,001	48,506

Net change in unrealized appreciation (depreciation) on investments	(101,137)	690,020	1,403,258	1,488,616

Net increase (decrease) in net assets from operations	138,325	615,458	1,834,789	1,556,103

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	381,317	1,561,802	214,510	183,672

Net contractowner transfers	907,800	747,363	235,214	759,514

Withdrawals and death benefits (b)	(504,728)	(1,452,617)	(386,487)	(217,609)

Net increase (decrease) in net assets resulting from contractowner transactions	784,389	856,548	63,237	725,577

Net increase (decrease) in net assets	922,714	1,472,006	1,898,026	2,281,680

NET ASSETS

Beginning of period	11,367,247	9,895,241	5,893,444	3,611,764

End of period	$12,289,961	$11,367,247	$7,791,470	$5,893,444

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	382,454	351,467	42,256	37,776

Units purchased	12,768	55,486	1,327	1,570

Units sold/transferred	13,160	(24,499)	(2,114)	2,910

End of period	408,382	382,454	41,469	42,256

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-35

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VLI-2 ∎ For the year ended	concluded

	VY CBRE Global Real Estate Portfolio—Class I Sub-Account
	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$5,610	$4,511

Net realized gain (loss)	4,533	(12,112)

Net change in unrealized appreciation (depreciation) on investments	(7,582)	30,058

Net increase (decrease) in net assets from operations	2,561	22,457

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	6,778	17,309

Net contractowner transfers	(18,599)	(57,118)

Withdrawals and death benefits (b)	(5,712)	(9,595)

Net increase (decrease) in net assets resulting from contractowner transactions	(17,533)	(49,404)

Net increase (decrease) in net assets	(14,972)	(26,947)

NET ASSETS

Beginning of period	178,722	205,669

End of period	$163,750	$178,722

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	4,033	5,226

Units purchased	152	429

Units sold/transferred	(503)	(1,622)

End of period	3,682	4,033

(a)	Amounts presented are net of premium expense charges.
(b)	Accounts include payments for other daily and monthly fee expense charges.

B-36	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2	See notes to financial statements

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

Note 1—organization and significant accounting policies

TIAA-CREF Life Separate Account VLI-2 (the “Separate Account”) was established by TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) as a separate investment account under New York law on November 15, 2011 and is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). TIAA-CREF Life, a legal reserve life insurance company under the insurance laws of the State of New York, is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”).

Investors participate in the Separate Account by purchasing one of two different variable life insurance policies: the M Intelligent Flexible Premium Variable Universal Life Insurance Policy (referred to as “M Intelligent VUL”) and the M Intelligent Flexible Premium Last Survivor Variable Universal Life Insurance Policy (referred to as “M Intelligent S VUL”). Premiums received from the policies are allocated to the investment accounts (“Sub-Accounts”) that invest in non-proprietary funds or Nuveen Life Funds (“Funds”), an open-end management investment company registered with the Commission and managed by Teachers Advisors, LLC (the, “Adviser”), a wholly owned indirect subsidiary of TIAA. The M Intelligent products offer over 47 sub-accounts.

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which may require the use of estimates made by management and the evaluation of subsequent events. Actual results may differ from those estimates. The Separate Account is an investment company and follows the accounting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 946, Financial Services—Investment Companies. The following is a summary of the significant accounting policies consistently followed by the Sub-Accounts.

Effective May 1, 2024, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund
TIAA-CREF Life Balanced Fund	Nuveen Life Balanced Fund
TIAA-CREF Life Core Bond Fund	Nuveen Life Core Bond Fund
TIAA-CREF Life Growth Equity Fund	Nuveen Life Growth Equity Fund
TIAA-CREF Life Growth & Income Fund	Nuveen Life Core Equity Fund
TIAA-CREF Life International Equity Fund	Nuveen Life International Equity Fund
TIAA-CREF Life Large-Cap Value Fund	Nuveen Life Large Cap Value Fund
TIAA-CREF Life Money Market Fund	Nuveen Life Money Market Fund
TIAA-CREF Life Real Estate Securities Fund	Nuveen Life Real Estate Securities Select Fund
TIAA-CREF Life Small-Cap Equity Fund	Nuveen Life Small Cap Equity Fund
TIAA-CREF Life Social Choice Equity Fund	Nuveen Life Large Cap Responsible Equity Fund
TIAA-CREF Life Stock Index Fund	Nuveen Life Stock Index Fund
Delaware VIP Small Cap Value Series-Standard Class	Macquarie VIP Small Cap Value Series-Standard Class

LVIP Delaware Diversified Income-Standard Class	LVIP Macquarie Diversified Income-Standard Class

Effective May 29, 2024, the John Hancock Emerging Markets Value Trust Sub-Account was renamed John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account.

Effective December 15, 2024, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund
DFA VA Equity Allocation Portfolio	Dimensional VA Equity Allocation Portfolio
DFA VA Global Bond Portfolio	Dimensional VA Global Bond Portfolio
DFA VA Global Moderate Allocation Portfolio	Dimensional VA Global Moderate Allocation Portfolio
DFA VA International Small Portfolio	Dimensional VA International Small Portfolio
DFA VA International Value Portfolio	Dimensional VA International Value Portfolio
DFA VA Short-Term Fixed Portfolio	Dimensional VA Short-Term Fixed Portfolio
DFA VA US Large Value Portfolio	Dimensional VA US Large Value Portfolio
DFA VA US Targeted Value Portfolio	Dimensional VA US Targeted Value Portfolio

DFA VIT Inflation Protected Securities Portfolio	Dimensional VIT Inflation Protected Securities Portfolio

Security valuation: All investments in securities are recorded at their estimated fair value as described in the valuation of investments note to the financial statements.

Investments and investment income: Security transactions are accounted for as of the trade date for financial reporting purposes. Dividend income and capital gains distributions are recorded on the ex-dividend date. Realized gains and losses on security transactions are based on the specific identification method.

Income taxes: TIAA-CREF Life Separate Account VLI-2 is a separate account of TIAA-CREF Life, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account should incur no federal income tax liability. Under the rules of taxation applicable to life insurance companies, the Separate Account’s Accumulation Fund for participants will

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-37

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

generally be treated as life insurance reserves; therefore, any increase in such reserves will be deductible. The Separate Account’s federal income tax returns are generally subject to examination for a period of three fiscal years after filed. State and local tax returns may be subject to examination for an additional period of time depending on the jurisdiction. Management has analyzed the Separate Account’s tax positions taken for all open income tax years and has concluded that no provision for income tax is required in the Separate Account’s financial statements.

Segment Reporting: In November 2023, the FASB issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 also requires a public entity that has a single reportable segment to provide all the disclosures required by the amendments in ASU 2023-07 and all existing segment disclosures in Topic 280. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Separate Account adopted ASU 2023-07 during the current reporting period. Adoption of the new standard impacted financial statement disclosures only and did not affect the Separate Account’s financial positions or the results of its operations.

Product Management of the Separate Account acts as the chief operating decision maker (“CODM”). The Separate Account represents a single operating segment. The CODM monitors the operating results of the Separate Account as a whole and is responsible for the Separate Account’s long-term strategic asset allocation in accordance with the terms of its prospectus, based on a defined investment strategy. The financial information in the form of the Separate Account’s Sub-Accounts, total returns, expense ratios and changes in net assets (i.e., changes in net assets resulting from operations, premiums and withdrawal and death benefits), which are used by the CODM to assess the segment’s performance and to make resource allocation decisions for the Separate Account’s single segment, is consistent with that presented within the Separate Account’s financial statements. Segment assets are reflected on the Statement of Assets and Liabilities as “total assets” and significant segment revenues and expenses are listed on the Statement of Operations.

Note 2—valuation of investments

U.S. GAAP establishes a hierarchy that prioritizes market inputs to valuation methods. The three levels of inputs are:

•	Level 1—quoted prices in active markets for identical securities

•	Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, credit spreads, etc.)

•	Level 3—significant unobservable inputs (including the Sub-Accounts’ own assumptions in determining the fair value of investments)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques applied to the Sub-Accounts’ major categories of assets and liabilities measured at fair value follows:

Investments in registered investment companies: These investments are valued at their net asset value on the valuation date. These investments are categorized in Level 1 of the fair value hierarchy.

As of December 31, 2024, all of the investments in the Sub-Accounts were investments in registered investment companies and were valued based on Level 1 inputs.

B-38	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

continued

Note 3—expense charges and affiliates

M Intelligent VUL Expenses

The following table describes the fees and expenses that a policyowner will pay at the time that he or she buys, surrenders, or transfers value among the Sub-Accounts:

Amount Deducted
Charge	When charge is deducted	if the Long Term Accumulation Rider is not in effect	if Long Term Accumulation Rider is in effect

Premium Expense Charge	Upon receipt of each Premium payment	(as a % of premium)	(as a % of premium)

Current:		First 10 Yrs up to 10 Targets: 10% First 10 Yrs above 10 Targets: 3% Yrs 11+: 2%	1st 10 Yrs up to 10 Targets: 15% 1st 10 Yrs above 10 Targets: 3% Yrs 11+: 3%

Guaranteed:		10%	15%

Partial Withdrawal Charge	At the time of each withdrawal

Current:		$0.00	$0.00

Guaranteed:		$20.00	$20.00

Surrender Charge[1]	Upon surrender or requested reduction in Base Face Amount

Current:		100%, 100%, 90%, 75%, 70%, 60%, 45%, 35%, 20%, 7%, 0% in years 1 to 10 and 11+, respectively, of premiums paid up to one Target.	0%

Guaranteed:		100%, 100%, 90%, 75%, 70%, 60%, 45%, 35%, 20%, 7%, 0% in years 1 to 10 and 11+, respectively, of one Target.	0%

Transfer Charge	Upon transfer

Current:		$0.00	$0.00

Guaranteed:		$0.00 on first 12 transfers each policy year, $25.00 on each transfer thereafter	$0.00 on first 12 transfers each policy year, $25.00 on each transfer thereafter

Accelerated Death Benefit Charge	At the time the accelerated death benefit is paid

Current:		$0.00[2]	$0.00[2]

Guaranteed:		$200.00[2]	$200.00[2]

Enhanced Cash Value Rider	Upon each premium payment

Current:		5.00% of premium paid in first 10 years up to one Target Premium	5.00% of premium paid in first 10 years up to one Target Premium

Guaranteed:		5.00% of all premium	5.00% of all premium

[1]

A Surrender Charge is applicable for 10 policy years from the Policy Date and is calculated as a percentage of the premium paid up to the Target Premium at issue stated in the Policy Specifications page of your policy. A Surrender Charge is also applicable for 10 years from the effective date of any increase in Base Face Amount. The percentage applied to the calculation starts out at 100% and reduces over the Surrender Charge period. The Target Premium varies by the sex, Issue Age and underwriting risk class of the Insured person, the Base Face Amount and whether the policy is issued with the Long Term Accumulation Rider. For a 54 year old male, preferred non-tobacco underwriting risk, $1,650,000 Base Face Amount, $850,000 Supplemental Face Amount, year 1, who has paid a premium of $35,000, the Surrender Charges deducted would be $19,605 when the LTA Rider is not in effect and $0 when the LTA Rider is in effect.

[2]	In addition, the proceeds of the accelerated death benefit are discounted for 1 year at a rate equal to the greater of:
-	the yield on 90-day Treasury bills on the date the application was approved, or
-

the current maximum statutory adjustable policy loan interest rate equal to the Moody’s Corporate Bond Yield Average—Monthly Average Corporate, published by Moody’s Investors Service, Inc., for the calendar month ending two months prior to the date the request is approved.

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-39

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

The following tables describe the fees and expenses that a contractowner will pay periodically during the time he or she owns the VUL, not including the fees and expenses of the Portfolios:

Amount Deducted
Charge	When charge is deducted	if the Long Term Accumulation Rider is not in effect	if Long Term Accumulation Rider is in effect

Policy Fee	At the beginning of each policy month

Current:		$15.00	$8.00

Guaranteed:		$15.00	$8.00

Administrative Expense Charge—Base Face Amount coverage only	At the beginning of each policy month	(per $1,000 of Base Face Amount)	(per $1,000 of Base Face Amount)

Current:		$0.0072 to $0.3719 in first 10 years only	$0.0175 to $0.414 in first 10 years only

Guaranteed:		$0.0072 to $0.3719 in first 10 years only	$0.0175 to $0.414 in first 10 years only

Representative Charge[3]		$157.50	$217.50

Cost of Insurance[4]—Base Face Amount	At the beginning of each policy month	(per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	(per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)

Generally Policy Dates before October 17, 2015

Current:		$0.01307 to $79.1075	$0.015 to $79.10167

Guaranteed:		$0.015 to $79.1075	$0.015 to $79.10167

Example[5]:		$0.2922	$0.3421

Generally Policy Dates on October 17, 2015 and thereafter:

Current:		$0.01307 to $79.1075	$0.015 to $65.44017

Guaranteed:		$0.015 to $79.1075	$0.015 to $79.10167

Example[5]:		$0.2922	$0.3356

Cost of Insurance[4]—Supplemental Face Amount	At the beginning of each policy month	(per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	(per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)

Generally Policy Dates before October 17, 2015

Current:		$0.01034 to $77.93	$0.01042 to $79.10167

Guaranteed:		$0.015 to $79.1075	$0.015 to $79.10167

Example[5]:		$0.3025	$0.2798

Generally Policy Dates on October 17, 2015 and thereafter:

Current:		$0.01199 to $63.286	$0.01375 to $54.25416

Guaranteed:		$0.015 to $79.1075	$0.015 to $79.10167

Example[5]:		$0.2864	$0.3087

[3]	Charge is for a preferred non-tobacco underwriting risk, male Issue Age 55, and a $1,500,000 Base Face Amount and $750,000 Supplemental Face Amount Policy Year 1.
[4]

The Cost of Insurance charges vary based on Issue Age, sex (in most states), Underwriting Class, and Policy Year. The charge generally increases as the Issue Age increases. The Net Amount at Risk is equal to: the death benefit discounted for a month of interest minus the Policy Value on the Monthly Charge Date. The cost of insurance charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed cost of insurance charge applicable to Your Policy, and more detailed information concerning your cost of insurance charges is discussed in the “Charges and Deductions—Monthly Charge” section of this prospectus and is available on request from our Administrative Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Insured’s age and Underwriting Class, the death benefit option, face amount, planned Premiums, and requested Riders. Substandard classifications provide for higher rates with a maximum guaranteed annual rate of $1,000 per $1,000 of Net Amount at Risk and a maximum current annual rate of $1,000 per $1,000 of Net Amount at Risk.

[5]	Charge is for a preferred non-tobacco underwriting risk, male Issue Age 54, Policy Year 1.

B-40	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

continued

Amount Deducted
Charge	When charge is deducted	if LTA Rider is not in effect	if LTA Rider is in effect

Asset Based Risk Charge	At the beginning of each policy month	(% of Policy Value invested in the Investment Accounts)	(% of Policy Value invested in the Investment Accounts)

Generally Policy Dates before October 17, 2015

Current:		Yrs 1-15: 0.90%	Yrs 1-15: 0.36%

		Yrs 16+: 0.48%	Yrs 16+: 0.06%

Guaranteed:		Yrs 1-15: 0.90%	Yrs 1-15: 0.36%

		Yrs 16+: 0.48%	Yrs 16+: 0.06%

Generally Policy Dates on October 17, 2015 and thereafter

Current:		Yrs 1-15: 0.75%	Yrs 1-15: 0.24%

		Yrs 16+: 0.48%	Yrs 16+: 0.06%

Guaranteed:		Yrs 1-15: 0.90%	Yrs 1-15: 0.36%

		Yrs 16+: 0.48%	Yrs 16+: 0.06%

Loan Interest Charge	Daily, charged against the Outstanding Loan Amount plus accrued interest

Current:		Yrs 1-10: 4.00%	Yrs 1-10: 4.00%

		Yrs 11+: 3.00%	Yrs 11+: 3.00%

Guaranteed:		Yrs 1-10: 4.50%	Yrs 1-10: 4.50%

		Yrs 11+: 3.50%	Yrs 11+: 3.50%

Extended Maturity Benefit		No Additional Charge	No Additional Charge

Reinstatement Interest Charge	Upon reinstatement of a Lapsed Policy	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.

Charges for Other Benefits[6]

Charitable Giving Benefit		No Additional Charge	No Additional Charge

Overloan Protection Endorsement		No Additional Charge[7]	No Additional Charge[7]

Waiver of Monthly Charges Rider	At the beginning of each policy month	(% of Monthly Charges other than the waiver charge until Insured age 65)	(% of Monthly Charges other than the waiver charge until Insured age 65)

Current:		3% to 10%	3% to 10%

Guaranteed:		3% to 10%	3% to 10%

Example[8]:		8.50%	8.50%

[6]

These charges may vary based on the Issue Age of the Insured, gender (in most states), Underwriting Class, Policy Value, Policy Year, Face Amount, death benefit option, and Net Amount at Risk. The charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed charges applicable to Your Policy, and more detailed information concerning Your charges is available upon request from our Administrative Office.

[7]	There is no specific charge but the Policy Value will be reduced when the Overloan conditions are met.
[8]	Charge is for a male age 54.

M Intelligent Survivorship VUL Expenses

The following table describes the fees and expenses that a policyowner will pay at the time that he or she buys, surrenders, or transfers value among the Sub-Accounts:

		Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current charge

Premium Expense Charge (as a % of premium)	Upon receipt of each Premium payment	1st 10 Yrs: 10% Yrs 11+: 5%	Yrs 1 to 3: 10% Yrs 4 to 10 up to 10 Targets: 10% Yrs 4 to 10 above 10 Targets: 5% Yrs 11+: 5%

Partial Withdrawal Charge	At the time of each withdrawal	$20.00	$0.00

Transfer Charge	Upon transfer	$0.00 on first 12 transfers each policy year, $25.00 on each transfer thereafter	$0.00

Accelerated Death Benefit Charge[1]	At the time the accelerated death benefit is paid	$200.00	$0.00

[1]	In addition, the proceeds of the accelerated death benefit are discounted for 1 year at a rate equal to the greater of:
-	the yield on 90-day Treasury bills on the date the application was approved, or
-

the current maximum statutory adjustable policy loan interest rate equal to the Moody’s Corporate Bond Yield Average—Monthly Average Corporate , published by Moody’s Investors Service, Inc., for the calendar month ending two months prior to the date the request is approved.

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-41

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

The following tables describe the fees and expenses that a contractowner will pay periodically during the time he or she owns the Survivorship VUL, not including the fees and expenses of the Portfolios:

Annual Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current charge

Policy Fee	At the beginning of each policy month	$20 mo. x 12 = $240	$20 mo. x 12 = $240

Administrative Expense Charge—Base Face Amount (per $1,000 BFA in first 5 years only)	At the beginning of each policy month	Minimum $0.4381938 Maximum $56.3965913 Representative Charge[2] $24,061.80	Minimum $0.43819056 Maximum $56.39659128 Representative Charge[2] $19,249.44

Administrative Expense Charge—Supplemental Face Amount (per $1,000 SFA in first 5 years only)	At the beginning of each policy month	Minimum $0.0657234 Maximum $8.5445166 Representative Charge[2] $2.221.08	Minimum $0.06572016 Maximum $6.83561328 Representative Charge[2] $1,776.96

Cost of Insurance[3]—Base Face Amount (per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	At the beginning of each policy month	Minimum $0.000032 Maximum $1,000 Representative Charge[4] $0.031964	Minimum $0.000032 Maximum $1,000 Representative Charge[4] $0.002125

Cost of Insurance[3]—Supplemental Face Amount (per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	At the beginning of each policy month	Minimum $0.000032 Maximum $1,000 Representative Charge[4] $0.031964	Minimum $0.000032 Maximum $1,000 Representative Charge[4] $0.002015

Asset Based Risk Charge (% of Policy Value invested in the Investment Accounts)	At the beginning of each policy month	Yrs 1 to 15: 0.60% Yrs 16+: 0.24%

If policy value in the investment accounts is less than 25% of the face amount:

Yrs 1 to 15: 0.60%

Yrs 16+: 0.24%

If policy value in the investment accounts is at least 25% of the face amount: Yrs 1 to 15: 0.42%

Yrs 16+: 0.06%

Loan Interest Charge	Daily, charged against the Outstanding Loan Amount plus accrued interest	Yrs 1-10: 4.50% Yrs 11+: 3.50%	Yrs 1-10: 4.00% Yrs 11+: 3.00%

Extended Maturity Benefit		No Additional Charge	No Additional Charge

Reinstatement Interest Charge	Upon reinstatement of a Lapsed Policy	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.

Charges for Other Benefits:[5]

Charitable Giving		No Additional Charge	No Additional Charge

Benefit Overloan Protection Endorsement		No Additional Charge[6]	No Additional Charge[6]

[2]

Charge is for preferred non-tobacco underwriting risks, male Issue Age 57, female Issue Age 55, $3,900,000 Base Face Amount, and a $2,400,000 Supplemental Face Amount, Premium of $55,000 in Policy Year 1.

[3]

The Cost of Insurance charges vary based on Issue Ages, sex (in most states), Underwriting Classes, and Policy Year. The charge generally increases as the Issue Age increases. The Net Amount at Risk is equal to: the death benefit discounted for a month of interest minus the Policy Value on the Monthly Charge Date. The cost of insurance charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed cost of insurance charge applicable to Your Policy, and more detailed information concerning your cost of insurance charges is discussed in the “Charges and Deductions—Monthly Charge” section of this prospectus and is available on request from our Administrative Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon each Insured’s sex in most states, age and Underwriting Class, the death benefit option, face amount, planned Premiums, and requested Riders. Substandard classifications provide for higher rates with a maximum guaranteed annual rate of $1,000 per $1,000 of Net Amount at Risk and a maximum current annual rate of $1,000 per $1,000 of Net Amount at Risk.

[4]	Charge is for preferred non-tobacco underwriting risks, male Issue Age 57, female Issue Age 55, $3,900,000 Base Face Amount, and a $2,400,000 Supplemental Face Amount, Policy Year 1.
[5]

These charges may vary based on the Issue Ages of the Insureds, gender (in most states), Underwriting Classes, Policy Value, Policy Year, Face Amount, death benefit option, and Net Amount at Risk. The charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed charges applicable to Your Policy, and more detailed information concerning Your charges is available upon request from our Administrative Office.

[6]	There is no specific charge but the Policy Value will be reduced when the Overloan conditions are met.

The Sub-Accounts indirectly pay expenses of the underlying funds. With respect to investments in the Funds, these include management fees paid to the Adviser. TIAA-CREF Life provides all administrative services for the Sub-Accounts. TIAA-CREF Individual & Institutional Services, LLC, a subsidiary of TIAA, performs distribution functions for the contracts pursuant to a Principal Underwriting and Administrative Services Agreement.

B-42	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

continued

Note 4—investments

Purchases and sales of securities for the Sub-Accounts for the year ended December 31, 2024 were as follows:

Sub-Accounts	Purchases	Sales

Nuveen Life Balanced	$322,661	$448,347

Nuveen Life Core Bond	822,439	680,251

Nuveen Life Core Equity	1,226,218	2,089,440

Nuveen Life Growth Equity	746,935	1,235,850

Nuveen Life International Equity	793,561	283,667

Nuveen Life Large Cap Responsible Equity	111,665	35,854

Nuveen Life Large Cap Value	196,530	309,638

Nuveen Life Money Market	12,982,217	11,545,527

Nuveen Life Real Estate Securities Select	77,983	40,124

Nuveen Life Small Cap Equity	659,133	211,404

Nuveen Life Stock Index	3,495,953	6,803,713

Dimensional VA Equity Allocation Portfolio	285,636	47,854

Dimensional VA Global Bond Portfolio	223,803	66,113

Dimensional VA Global Moderate Allocation Portfolio	842,784	1,172,291

Dimensional VA International Small Portfolio	686,611	428,666

Dimensional VA International Value Portfolio	1,332,550	329,632

Dimensional VA Short-Term Fixed Portfolio	581,099	168,110

Dimensional VA US Large Value Portfolio	2,478,943	924,916

Dimensional VA US Targeted Value Portfolio	839,536	713,952

Dimensional VIT Inflation Protected Securities Portfolio	23,532	71,241

John Hancock Disciplined Value Emerging Markets Equity Trust	327,070	94,744

LVIP Macquarie Diversified Income Fund- Standard Class	1,497,300	716,040

M Capital Appreciation Fund	2,997,060	1,031,812

M International Equity Fund	678,653	758,510

M Large Cap Growth Fund	1,867,662	1,027,884

M Large Cap Value Fund	727,448	373,859

Macquarie VIP Small Cap Value Series—Standard Class	253,605	608,184

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	90,853	42,409

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	93,210	11,451

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Instutitional Class	28,366	8,333

PIMCO VIT Real Return Portfolio—Institutional Class	290,435	57,297

PIMCO VIT Total Return Portfolio—Institutional Class	946,321	227,224

PSF Natural Resources Portfolio—Class II	72,755	81,081

PVC Equity Income Account—Class 1	341,850	385,208

PVC MidCap Account—Class 1	69,388	44,356

T. Rowe Price® Health Sciences Portfolio I	334,157	139,132

T. Rowe Price® Limited-Term Bond Portfolio	120,095	29,489

Templeton Developing Markets VIP Fund—Class 1	836,470	397,061

Vanguard VIF Capital Growth Portfolio	907,614	685,823

Vanguard VIF Equity Index Portfolio	8,252,377	6,130,745

Vanguard VIF High Yield Bond Portfolio	671,507	147,479

Vanguard VIF Mid-Cap Index Portfolio	2,654,633	419,614

Vanguard VIF Real Estate Index Portfolio	400,247	216,566

Vanguard VIF Small Company Growth Portfolio	290,267	277,814

Vanguard VIF Total Bond Market Index Portfolio	1,760,156	633,307

Voya Russell Large Cap Growth Index Portfolio—Class I	3,197,135	2,529,964

VY CBRE Global Real Estate Portfolio-Class I Sub-Account	14,056	25,979

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-43

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

Note 5—condensed financial information

					For the period ended December 31, 2024

Period	Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

Nuveen Life Balanced Sub-Account
2024	37,543	$43.79	$48.33	$1,814,513	1.89%	10.38%
2023	41,957	$37.82	$43.79	$1,837,238	2.49%	15.77%
2022	42,829	$45.35	$37.82	$1,619,968	2.61%	(16.59)%
2021	43,891	$41.30	$45.35	$1,990,298	1.84%	9.78%
2020	39,121	$36.18	$41.30	$1,615,880	1.92%	14.16%

Nuveen Life Core Bond Sub-Account
2024	100,588	$31.83	$32.69	$3,288,710	3.83%	2.71%
2023	99,942	$29.95	$31.83	$3,181,224	3.17%	6.27%
2022	92,735	$34.51	$29.95	$2,777,582	2.28%	(13.21)%
2021	81,053	$34.85	$34.51	$2,797,245	2.37%	(0.99)%
2020	77,250	$32.32	$34.85	$2,692,523	2.84%	7.86%

Nuveen Life Core Equity Sub-Account
2024	41,282	$99.72	$128.55	$5,307,026	0.71%	28.83%
2023	53,492	$75.07	$99.72	$5,334,271	1.20%	32.84%
2022	34,294	$96.53	$75.07	$2,574,308	0.78%	(22.24)%
2021	41,944	$77.12	$96.53	$4,048,962	0.78%	25.17%
2020	44,042	$64.03	$77.12	$3,396,569	1.28%	20.44%

Nuveen Life Growth Equity Sub-Account
2024	59,956	$123.51	$158.42	$9,499,283	0.26%	28.26%
2023	63,808	$84.35	$123.51	$7,879,989	0.26%	46.42%
2022	65,286	$125.75	$84.35	$5,507,131	0.00%	(32.92)%
2021	62,912	$108.25	$125.75	$7,911,114	0.24%	16.16%
2020	78,866	$75.19	$108.25	$8,537,464	0.36%	43.97%

Nuveen Life International Equity Sub-Account
2024	125,747	$49.88	$51.70	$6,500,545	2.26%	3.64%
2023	118,999	$42.85	$49.88	$5,935,484	2.13%	16.41%
2022	126,506	$51.44	$42.85	$5,420,360	3.12%	(16.70)%
2021	130,390	$46.41	$51.44	$6,707,126	1.09%	10.84%
2020	133,112	$40.23	$46.41	$6,177,313	1.68%	15.34%

Nuveen Life Large Cap Responsible Equity Sub-Account
2024	8,571	$96.76	$114.20	$978,871	1.48%	18.02%
2023	8,405	$79.05	$96.76	$813,327	1.42%	22.41%
2022	7,910	$96.20	$79.05	$625,295	1.28%	(17.83)%
2021	7,456	$76.14	$96.20	$717,264	1.10%	26.35%
2020	6,942	$63.20	$76.14	$528,562	1.66%	20.47%

Nuveen Life Large Cap Value Sub-Account
2024	17,960	$75.55	$86.79	$1,558,749	1.60%	14.78%
2023	21,096	$66.16	$75.55	$1,593,730	1.66%	14.19%
2022	18,484	$71.21	$66.16	$1,222,794	1.31%	(7.10)%
2021	18,804	$56.14	$71.21	$1,338,993	1.41%	26.85%
2020	18,400	$53.97	$56.14	$1,032,913	1.90%	4.01%

Nuveen Life Money Market Sub-Account
2024	399,548	$28.07	$29.52	$11,798,235	5.00%	5.17%
2023	327,697	$26.73	$28.07	$9,202,077	4.89%	5.02%
2022	522,857	$26.34	$26.73	$13,974,950	1.61%	1.46%
2021	116,995	$26.34	$26.34	$3,081,778	0.00%	0.00%
2020	343,354	$26.24	$26.34	$9,044,714	0.34%	0.41%

Nuveen Life Real Estate Securities Select Sub-Account
2024	10,280	$58.56	$61.36	$630,759	2.88%	4.78%
2023	9,893	$52.28	$58.56	$579,505	2.69%	12.01%
2022	9,780	$73.24	$52.28	$511,277	1.53%	(28.62)%
2021	9,664	$52.49	$73.24	$707,832	1.29%	39.53%
2020	13,660	$51.84	$52.49	$717,094	2.42%	1.27%

B-44	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

continued

					For the period ended December 31, 2024

Period	Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

Nuveen Life Small Cap Equity Sub-Account
2024	35,256	$80.84	$93.78	$3,306,149	0.90%	16.01%
2023	30,831	$68.13	$80.84	$2,492,526	0.85%	18.65%
2022	31,990	$80.75	$68.13	$2,179,549	0.48%	(15.63)%
2021	31,537	$64.73	$80.75	$2,546,637	0.44%	24.76%
2020	26,731	$57.38	$64.73	$1,730,220	0.86%	12.80%

Nuveen Life Stock Index Sub-Account
2024	308,693	$101.55	$125.59	$38,770,611	1.30%	23.67%
2023	350,834	$80.66	$101.55	$35,621,942	1.53%	25.91%
2022	316,400	$99.80	$80.66	$25,519,381	1.34%	(19.18)%
2021	326,715	$79.44	$99.80	$32,606,560	1.23%	25.63%
2020	308,227	$65.78	$79.44	$24,486,334	1.80%	20.76%

Dimensional VA Equity Allocation Portfolio Sub-Account
2024	32,230	$45.12	$51.93	$1,673,637	2.01%	15.10%
2023	28,266	$37.55	$45.12	$1,275,314	1.50%	20.14%
2022	71,666	$43.51	$37.55	$2,691,294	1.80%	(13.68)%
2021	70,753	$34.98	$43.51	$3,078,129	2.20%	24.37%
2020	39,443	$31.19	$34.98	$1,379,682	1.92%	12.16%

Dimensional VA Global Bond Portfolio Sub-Account
2024	66,059	$29.12	$30.69	$2,027,138	5.01%	5.38%
2023	64,047	$27.72	$29.12	$1,864,963	4.11%	5.05%
2022	60,181	$29.59	$27.72	$1,668,107	1.54%	(6.33)%
2021	63,691	$29.90	$29.59	$1,884,784	0.77%	(1.04)%
2020	59,887	$29.47	$29.90	$1,790,827	0.03%	1.46%

Dimensional VA Global Moderate Allocation Portfolio Sub-Account
2024	197,589	$46.54	$51.83	$10,240,512	2.69%	11.99%
2023	210,696	$40.34	$46.54	$9,805,428	2.63%	15.37%
2022	226,883	$45.30	$40.34	$9,151,821	1.39%	(10.96)%
2021	265,591	$39.67	$45.30	$12,031,513	1.45%	14.20%
2020	272,658	$35.64	$39.67	$10,815,445	1.16%	11.29%

Dimensional VA International Small Portfolio Sub-Account
2024	109,679	$53.82	$55.87	$6,128,249	3.45%	3.82%
2023	111,885	$47.16	$53.82	$6,021,665	3.31%	14.11%
2022	110,181	$57.27	$47.16	$5,196,637	2.57%	(17.64)%
2021	113,089	$49.99	$57.27	$6,476,421	2.62%	14.56%
2020	113,172	$45.69	$49.99	$5,657,222	2.34%	9.41%

Dimensional VA International Value Portfolio Sub-Account
2024	182,387	$49.70	$52.99	$9,665,488	4.12%	6.62%
2023	174,995	$42.17	$49.70	$8,696,467	4.91%	17.86%
2022	169,518	$43.68	$42.17	$7,148,754	3.87%	(3.46)%
2021	186,816	$36.98	$43.68	$8,160,357	3.98%	18.11%
2020	195,482	$37.65	$36.98	$7,229,345	2.65%	(1.76)%

Dimensional VA Short-Term Fixed Portfolio Sub-Account
2024	55,211	$27.91	$29.44	$1,625,573	5.26%	5.48%
2023	43,408	$26.59	$27.91	$1,211,612	3.58%	4.98%
2022	47,210	$26.90	$26.59	$1,255,233	1.46%	(1.16)%
2021	39,220	$26.95	$26.90	$1,054,978	0.01%	(0.19)%
2020	45,081	$26.79	$26.95	$1,214,929	0.57%	0.60%

Dimensional VA US Large Value Portfolio Sub-Account
2024	128,476	$83.64	$94.84	$12,183,732	2.10%	13.38%
2023	127,880	$75.41	$83.64	$10,696,480	2.30%	10.92%
2022	135,324	$79.27	$75.41	$10,204,146	2.17%	(4.88)%
2021	146,406	$62.40	$79.27	$11,606,002	1.76%	27.04%
2020	144,928	$63.27	$62.40	$9,043,736	2.40%	(1.38)%

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-45

Notes to Financial Statements

TIAA-CREF Life Separate Account VLI-2

						For the period ended December 31, 2024

Period		Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

Dimensional VA US Targeted Value Portfolio Sub-Account
2024		49,776	$93.00	$100.56	$5,005,431	1.40%	8.14%
2023		52,606	$77.47	$93.00	$4,891,191	1.62%	20.03%
2022		54,582	$80.88	$77.47	$4,228,702	1.29%	(4.21)%
2021		61,571	$57.91	$80.88	$4,980,016	1.43%	39.68%
2020		63,510	$55.69	$57.91	$3,677,603	2.05%	3.98%

Dimensional VIT Inflation Protected Securities Portfolio Sub-Account
2024		11,998	$29.33	$29.88	$358,512	2.66%	1.88%
2023		13,949	$28.20	$29.33	$409,126	3.83%	4.02%
2022		14,422	$32.21	$28.20	$406,640	8.21%	(12.45)%
2021		20,284	$30.50	$32.21	$653,251	9.02%	5.58%
2020		9,519	$27.30	$30.50	$290,351	1.09%	11.72%

John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account
2024		70,863	$36.29	$35.40	$2,508,799	4.24%	-2.44%
2023		67,375	$31.51	$36.29	$2,444,929	1.52%	15.15%
2022		86,297	$35.66	$31.51	$2,719,559	3.65%	(11.63)%
2021		89,738	$32.06	$35.66	$3,200,176	2.39%	11.25%
2020		88,049	$30.91	$32.06	$2,822,503	2.45%	3.72%

LVIP Macquarie Diversified Income Fund- Standard Class Sub-Account
2024		204,311	$29.26	$29.84	$6,095,992	4.32%	1.98%
2023		185,890	$27.54	$29.26	$5,438,463	4.35%	6.24%
2022		184,288	$31.97	$27.54	$5,075,234	3.46%	(13.86%
2021	(q)	169,119	$0.00	$31.97	$5,406,646	2.71%	0.70%

M Capital Appreciation Fund Sub-Account
2024		73,907	$84.25	$92.63	$6,846,215	2.45%	9.94%
2023		60,875	$68.19	$84.25	$5,128,703	0.45%	23.56%
2022		63,073	$83.30	$68.19	$4,300,947	0.00%	(18.14)%
2021		68,209	$70.75	$83.30	$5,681,774	0.00%	17.74%
2020		80,044	$60.10	$70.75	$5,663,130	0.00%	17.73%

M International Equity Fund Sub-Account
2024		222,418	$39.50	$41.06	$9,133,319	2.88%	3.96%
2023		230,809	$34.05	$39.50	$9,117,046	3.15%	16.00%
2022		233,780	$39.67	$34.05	$7,960,484	2.77%	(14.16)%
2021		226,760	$35.72	$39.67	$8,994,916	2.46%	11.05%
2020		224,144	$32.80	$35.72	$8,006,694	1.83%	8.90%

M Large Cap Growth Fund Sub-Account
2024		72,578	$110.80	$139.06	$10,094,065	0.00%	25.50%
2023		73,286	$83.92	$110.80	$8,119,979	0.00%	32.04%
2022		77,793	$112.50	$83.92	$6,528,183	0.00%	(25.41)%
2021		76,255	$92.60	$112.50	$8,579,101	0.00%	21.49%
2020		80,098	$71.84	$92.60	$7,417,098	0.00%	28.89%

M Large Cap Value Fund Sub-Account
2024		65,336	$68.93	$81.77	$5,342,567	1.92%	18.63%
2023		67,458	$64.06	$68.93	$4,649,781	2.43%	7.60%
2022		66,375	$65.00	$64.06	$4,251,927	2.07%	(1.45)%
2021		66,273	$50.00	$65.00	$4,307,872	1.60%	30.01%
2020		67,214	$51.63	$50.00	$3,360,617	2.12%	(3.16)%

Macquarie VIP Small Cap Value Series-Standard Class Sub-Account
2024		36,241	$67.90	$75.59	$2,739,280	1.41%	11.32%
2023		43,104	$62.04	$67.90	$2,926,764	0.91%	9.44%
2022		44,311	$70.57	$62.04	$2,749,093	0.82%	(12.09)%
2021		45,888	$52.50	$70.57	$3,238,443	0.90%	34.42%
2020		54,886	$53.52	$52.50	$2,881,650	1.37%	(1.90)%

B-46	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

continued

					For the period ended December 31, 2024

Period	Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio-I Class Sub-Account
2024	14,826	$63.88	$69.52	$1,030,695	0.72%	8.82%
2023	14,696	$57.55	$63.88	$938,826	1.04%	11.00%
2022	14,447	$63.77	$57.55	$831,459	0.58%	(9.75)%
2021	15,427	$48.02	$63.77	$983,841	0.59%	32.80%
2020	17,452	$49.31	$48.02	$838,108	1.27%	(2.62)%

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account
2024	11,684	$30.77	$33.13	$387,097	6.60%	7.69%
2023	9,861	$27.65	$30.77	$303,364	5.87%	11.28%
2022	8,888	$32.75	$27.65	$245,725	4.94%	(15.59)%
2021	10,623	$33.57	$32.75	$347,912	4.63%	(2.42)%
2020	8,936	$31.41	$33.57	$299,888	4.69%	6.87%

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)-Institutional Class Sub-Account
2024	14,507	$26.98	$26.89	$389,990	3.68%	-0.35%
2023	14,294	$25.59	$26.98	$385,629	2.40%	5.42%
2022	14,449	$28.71	$25.59	$369,767	1.63%	(10.87)%
2021	15,702	$29.92	$28.71	$450,843	5.24%	(4.01)%
2020	14,837	$27.13	$29.92	$443,819	2.61%	10.28%

PIMCO VIT Real Return Portfolio-Institutional Class Sub-Account
2024	41,446	$30.35	$31.04	$1,286,397	2.80%	2.29%
2023	34,861	$29.23	$30.35	$1,057,835	3.16%	3.83%
2022	32,002	$33.13	$29.23	$935,291	7.15%	(11.77)%
2021	32,234	$31.33	$33.13	$1,067,798	5.15%	5.74%
2020	26,849	$28.00	$31.33	$841,086	1.59%	11.88%

PIMCO VIT Total Return Portfolio-Institutional Class Sub-Account
2024	161,039	$31.14	$31.97	$5,148,486	4.19%	2.69%
2023	145,026	$29.35	$31.14	$4,514,399	3.71%	6.09%
2022	137,401	$34.19	$29.35	$4,032,199	2.76%	(14.17)%
2021	139,454	$34.58	$34.19	$4,768,122	1.98%	(1.12)%
2020	115,649	$31.78	$34.58	$3,998,882	2.26%	8.81%

PSF Natural Resources Portfolio-Class II Sub-Account
2024	22,660	$28.07	$29.18	$661,162	0.00%	3.95%
2023	22,989	$27.63	$28.07	$645,252	0.00%	1.58%
2022	20,345	$22.73	$27.63	$562,153	0.00%	21.54%
2021	19,783	$18.18	$22.73	$449,734	0.00%	25.03%
2020	19,835	$16.26	$18.18	$360,650	0.00%	11.82%

PVC Equity Income Account-Class 1 Sub Account
2024	51,963	$79.69	$92.04	$4,782,781	2.06%	15.50%
2023	54,176	$71.66	$79.69	$4,317,368	2.05%	11.22%
2022	61,877	$80.06	$71.66	$4,433,877	1.93%	(10.50)%
2021	59,780	$65.37	$80.06	$4,785,912	1.93%	22.47%
2020	68,377	$61.42	$65.37	$4,469,974	2.11%	6.43%

PVC MidCap Account-Class 1 Sub-Account
2024	5,317	$108.63	$130.65	$694,640	0.24%	20.27%
2023	5,592	$86.16	$108.63	$607,452	0.00%	26.08%
2022	5,693	$111.86	$86.16	$490,492	0.18%	(22.98)%
2021	6,366	$89.11	$111.86	$712,078	0.13%	25.53%
2020	6,527	$75.30	$89.11	$581,612	0.73%	18.33%

T. Rowe Price® Health Sciences Portfolio I Sub-Account
2024	20,470	$55.92	$56.85	$1,163,641	0.00%	1.66%
2023	18,794	$54.31	$55.92	$1,051,275	0.00%	2.96%
2022	18,836	$62.05	$54.31	$1,023,011	0.00%	(12.47)%
2021	19,253	$54.86	$62.05	$1,194,675	0.00%	13.10%
2020	25,891	$42.33	$54.86	$1,420,452	0.00%	29.62%

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-47

Notes to Financial Statements TIAA-CREF Life Separate Account VLI-2

					For the period ended December 31, 2024

Period	Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

T. Rowe Price® Limited-Term Bond Portfolio Sub-Account
2024	19,416	$29.04	$30.49	$591,900	4.21%	4.96%
2023	17,149	$27.68	$29.04	$498,075	3.31%	4.94%
2022	16,603	$28.99	$27.68	$459,512	1.91%	(4.52)%
2021	18,699	$28.95	$28.99	$541,998	1.36%	0.13%
2020	28,012	$27.65	$28.95	$810,921	1.97%	4.71%

Templeton Developing Markets VIP Fund-Class 1 Sub-Account
2024	116,506	$32.84	$35.46	$4,131,306	3.87%	7.98%
2023	109,794	$29.12	$32.84	$3,605,567	2.26%	12.77%
2022	115,135	$37.19	$29.12	$3,352,703	2.94%	(21.70)%
2021	120,328	$39.36	$37.19	$4,475,077	1.01%	(5.51)%
2020	99,336	$33.53	$39.36	$3,909,749	4.27%	17.39%

Vanguard VIF Capital Growth Portfolio Sub-Account
2024	80,871	$122.73	$139.19	$11,256,856	1.11%	13.41%
2023	81,779	$95.90	$122.73	$10,036,963	1.07%	27.98%
2022	83,775	$113.47	$95.90	$8,033,676	0.87%	(15.48)%
2021	79,732	$93.36	$113.47	$9,046,938	0.96%	21.54%
2020	83,738	$79.47	$93.36	$7,817,487	1.45%	17.47%

Vanguard VIF Equity Index Portfolio Sub-Account
2024	515,399	$96.26	$120.17	$61,935,557	1.30%	24.84%
2023	523,246	$76.33	$96.26	$50,365,942	1.42%	26.11%
2022	557,085	$93.34	$76.33	$42,520,231	1.34%	(18.23)%
2021	541,312	$72.61	$93.34	$50,527,051	1.24%	28.55%
2020	544,210	$61.43	$72.61	$39,516,021	1.70%	18.20%

Vanguard VIF High Yield Bond Portfolio Sub-Account
2024	84,965	$43.11	$45.89	$3,899,091	5.46%	6.45%
2023	77,701	$38.61	$43.11	$3,349,658	4.84%	11.67%
2022	72,982	$42.59	$38.61	$2,817,553	4.96%	(9.36)%
2021	71,293	$41.08	$42.59	$3,036,716	3.74%	3.68%
2020	55,985	$38.88	$41.08	$2,300,050	5.67%	5.67%

Vanguard VIF Mid-Cap Index Portfolio Sub-Account
2024	139,795	$83.68	$96.30	$13,462,190	1.32%	15.08%
2023	119,927	$72.25	$83.68	$10,035,153	1.49%	15.83%
2022	127,262	$89.00	$72.25	$9,194,367	1.09%	(18.82)%
2021	169,247	$71.57	$89.00	$15,062,576	0.88%	24.36%
2020	131,267	$60.61	$71.57	$9,394,361	1.41%	18.07%

Vanguard VIF Real Estate Index Portfolio Sub-Account
2024	65,028	$52.81	$55.32	$3,597,067	3.12%	4.74%
2023	65,388	$47.28	$52.81	$3,453,164	2.51%	11.70%
2022	65,872	$64.15	$47.28	$3,114,380	1.89%	(26.30)%
2021	64,827	$45.75	$64.15	$4,158,554	1.96%	40.21%
2020	64,121	$48.09	$45.75	$2,933,739	2.51%	(4.85)%

Vanguard VIF Small Company Growth Portfolio Sub-Account
2024	61,233	$79.54	$88.59	$5,423,026	0.53%	11.38%
2023	61,318	$66.48	$79.54	$4,875,988	0.45%	19.65%
2022	70,020	$89.05	$66.48	$4,653,694	0.27%	(25.35)%
2021	72,929	$77.97	$89.05	$6,493,228	0.37%	14.22%
2020	71,203	$63.29	$77.97	$5,550,367	0.63%	23.18%

Vanguard VIF Total Bond Market Index Portfolio Sub-Account
2024	408,382	$29.72	$30.09	$12,289,961	2.73%	1.24%
2023	382,454	$28.15	$29.72	$11,367,247	2.47%	5.58%
2022	351,467	$32.44	$28.15	$9,895,241	2.06%	(13.21)%
2021	354,519	$33.01	$32.44	$11,500,833	2.03%	(1.72%)
2020	322,690	$30.68	$33.01	$10,651,151	2.42%	7.58%

B-48	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VLI-2

concluded

					For the period ended December 31, 2024

Period	Accumulation Units Outstanding, End of Period	Accumulation Unit Value, Beginning of Period	Accumulation Unit Value, End of Period	Net Assets, End of Period	Ratio of Investment Income to Average Net Assets(d)(f)	Total Return(b)(h)

Voya Russell Large Cap Growth Index Portfolio—Class I Sub-Account
2024	41,469	$139.47	$187.87	$7,791,470	0.44%	34.60%
2023	42,256	$95.61	$139.47	$5,893,444	0.44%	45.87%
2022	37,776	$136.64	$95.61	$3,611,764	0.39%	(30.03)%
2021	64,075	$104.57	$136.64	$8,755,183	0.42%	30.66%
2020	43,604	$75.52	$104.57	$4,559,729	0.55%	38.46%

VY CBRE Global Real Estate Portfolio-Class I Sub-Account
2024	3,682	$44.31	$44.48	$163,750	3.19%	0.38%
2023	4,033	$39.36	$44.31	$178,722	2.32%	12.59%
2022	5,226	$52.44	$39.36	$205,669	3.40%	(24.95)%
2021	4,947	$39.00	$52.44	$259,397	2.82%	34.47%
2020	4,836	$40.98	$39.00	$188,595	6.16%	(4.83)%

(b)	Not annualized for periods less than one year.
(d)	Periods less than one year are annualized and are not necessarily indicative of a full year of operations.
(f)

These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as morality and expense charges, that are assessed against contractowner accounts either through reductions in the unit values of the redemption of units, if any. The recognition of investment income by the Sub-Account is affected by the timing of declaration of dividends by the underlying fund in which the Sub-Account invests.

(h)

These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These total returns do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the Sub-Account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period, which is not annualized.

(q)	Sub-Account commenced operations April 30, 2021.

Note 6—Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through December 31, 2025.

On December 4, 2025, TIAA and its wholly owned subsidiary, TIAA-CREF Life, executed an Agreement and Plan of Merger. Effective at the close of business on December 31, 2025, following the receipt of all required regulatory approvals, TIAA-CREF Life merged with and into TIAA, with TIAA as the surviving entity.

Effective April 11, 2025, the PSF Natural Resources Portfolio merged into the PSF PGIM Jennison Blend Portfolio.

Effective May 1, 2025, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

LVIP Macquarie Diversified Income Fund—Standard Class	LVIP Fidelity Institutional AM® Total Bond—Standard Class

Effective December 1, 2025, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

Macquarie VIP Small Cap Value Series—Standard Class	Nomura VIP Small Cap Value Series—Standard Class

TIAA-CREF Life Separate Account VLI-2 ∎ Statement of Additional Information	B-49

Table of contents for audited statutory—basis financial statements

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

December 31, 2024

B-1

Report of Independent Auditors

To the Board of Trustees of Teachers Insurance and Annuity Association of America

Opinions

We have audited the accompanying statutory-basis financial statements of Teachers Insurance and Annuity Association of America (the “Company”), which comprise the statutory-basis statements of admitted assets, liabilities and capital and contingency reserves as of December 31, 2024 and 2023, and the related statutory-basis statements of operations, of changes in capital and contingency reserves, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”).

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the admitted assets, liabilities and capital and contingency reserves of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the accompanying financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2024 and 2023, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2024.

Basis for Opinions

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017

T: (646) 471 3000, www.pwc.com/us

B-2

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 6, 2025

B-3

Statutory–basis statements of admitted assets, liabilities and capital and contingency reserves

Teachers Insurance and Annuity Association of America

	December 31,
	2024	2023
	(in millions, except share amounts)
ADMITTED ASSETS

Bonds	$199,933	$199,566

Preferred stocks	1,040	994

Common stocks	3,189	2,731

Mortgage loans	38,205	40,992

Real estate	3,518	3,832

Cash, cash equivalents and short-term investments	3,412	534

Contract loans	363	502

Derivatives	1,929	1,358

Securities lending collateral assets	1,373	652

Other invested assets	43,471	42,640

Total cash and invested assets	296,433	293,801

Investment income due and accrued	2,018	2,014

Net deferred federal income tax asset	1,786	1,728

Other assets	1,229	1,336

Separate account assets	48,505	47,625

TOTAL ADMITTED ASSETS	$349,971	$346,504

LIABILITIES, CAPITAL AND CONTINGENCY RESERVES

Liabilities

Reserves for life and health insurance, annuities and deposit-type contracts	$244,051	$240,022

Dividends due to policyholders	2,308	2,361

Interest maintenance reserve	1,521	1,993

Borrowed money	100	160

Asset valuation reserve	6,068	6,783

Derivatives	98	365

Payable for collateral for securities loaned	1,373	652

Other liabilities	5,943	5,195

Separate account liabilities	47,456	46,862

TOTAL LIABILITIES	308,918	304,393

Capital and Contingency Reserves

Capital stock and additional paid-in capital (2,500 shares of $1,000 par value common stock authorized, issued and outstanding and $550,000 paid-in capital)	3	3

Surplus notes	5,942	6,291

Contingency reserves:

For investment losses, annuity and insurance mortality, and other risks	35,108	35,817

TOTAL CAPITAL AND CONTINGENCY RESERVES	41,053	42,111

TOTAL LIABILITIES, CAPITAL AND CONTINGENCY RESERVES	$349,971	$346,504

B-4	See notes to statutory-basis financial statements

Statutory–basis statements of operations

Teachers Insurance and Annuity Association of America

	For the Years Ended December 31,
	2024	2023	2022

	(in millions)
REVENUES

Insurance and annuity premiums and other considerations	$19,670	$19,240	$16,636

Annuity dividend additions	2,723	3,065	2,099

Net investment income	13,535	13,322	13,004

Other revenue	332	358	369

TOTAL REVENUES	$36,260	$35,985	$32,108

BENEFITS AND EXPENSES

Policy and contract benefits	$25,617	$27,199	$21,990

Dividends to policyholders	4,661	5,100	4,141

Increase in policy and contract reserves	3,770	4,070	2,969

Net operating expenses	1,570	1,555	1,289

Net transfers to (from) separate accounts	(682)	(2,949)	(407)

TOTAL BENEFITS AND EXPENSES	$34,936	$34,975	$29,982

Income before federal income taxes and net realized capital gains (losses)	$1,324	$1,010	$2,126

Federal income tax expense (benefit)	(138)	(6)	(80)

Net realized capital gains (losses) less capital gains taxes, after transfers to the interest maintenance reserve	(2,678)	(1,690)	(2,614)

NET INCOME (LOSS)	$(1,216)	$(674)	$(408)

See notes to statutory-basis financial statements	B-5

Statutory–basis statements of changes in capital and

contingency reserves

Teachers Insurance and Annuity Association of America

	Capital Stock and Additional Paid-in Capital	Surplus Notes	Contingency Reserves	Total
	(in millions)

Balance, December 31, 2021	$3	$6,290	$36,680	$42,973

Net income (loss)	—	—	(408)	(408)

Change in net unrealized capital gains (losses) on investments, net of $67 in taxes	—	—	(612)	(612)

Change in asset valuation reserve	—	—	1,776	1,776

Change in net deferred income tax	—	—	271	271

Change in post-retirement benefit liability	—	—	10	10

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(857)	(857)

Other assets	—	—	(432)	(432)

Change in surplus notes	—	1	—	1

Balance, December 31, 2022	$3	$6,291	$36,428	$42,722

Net income (loss)	—	—	(674)	(674)

Change in net unrealized capital gains (losses) on investments, net of $(55) in taxes	—	—	167	167

Change in asset valuation reserve	—	—	(214)	(214)

Change in net deferred income tax	—	—	609	609

Change in post-retirement benefit liability	—	—	(4)	(4)

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(125)	(125)

Other assets	—	—	(346)	(346)

Surplus (contributed to) withdrawn from Separate Accounts	—	—	(618)	(618)

Change in surplus of separate accounts	—	—	594	594

Balance, December 31, 2023	$3	$6,291	$35,817	$42,111

Net income (loss)	—	—	(1,216)	(1,216)

Change in net unrealized capital gains (losses) on investments, net of $(19) in taxes	—	—	71	71

Change in asset valuation reserve	—	—	715	715

Change in net deferred income tax	—	—	386	386

Change in post-retirement benefit liability	—	—	(6)	(6)

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(309)	(309)

Other assets	—	—	(316)	(316)

Surplus (contributed to) withdrawn from Separate Accounts	—	—	(294)	(294)

Change in surplus of separate accounts	—	—	260	260

Change in surplus notes	—	(349)	—	(349)

Balance, December 31, 2024	$3	$5,942	$35,108	$41,053

B-6	See notes to statutory-basis financial statements

Statutory–basis statements of cash flows

Teachers Insurance and Annuity Association of America

	For the Years Ended December 31,
	2024	2023	2022
	(in millions)
CASH FROM OPERATIONS

Insurance and annuity premiums and other considerations	$19,676	$19,240	$16,640

Net investment income	13,041	12,661	12,333

Miscellaneous income	309	317	338

Total receipts	33,026	32,218	29,311

Policy and contract benefits	25,235	26,814	21,864

Operating expenses	1,590	1,455	1,265

Dividends paid to policyholders	1,990	1,943	1,779

Federal income taxes paid (received)	(45)	(51)	(134)

Net transfers to (from) separate accounts	(375)	(2,345)	(394)

Total disbursements	28,395	27,816	24,380

Net cash from operations	4,631	4,402	4,931

CASH FROM INVESTMENTS

Proceeds from investments sold, matured, or repaid:

Bonds	19,383	23,909	29,726

Stocks	2,543	7,482	9,245

Mortgage loans and real estate	4,012	2,630	2,824

Other invested assets	3,885	2,950	4,378

Miscellaneous proceeds	997	1,331	2,766

Cost of investments acquired:

Bonds	20,092	21,111	35,065

Stocks	2,984	3,329	9,738

Mortgage loans and real estate	2,193	6,049	4,365

Other invested assets	5,484	10,056	6,657

Miscellaneous applications	1,330	1,051	879

Net cash used in investments	(1,263)	(3,294)	(7,765)

CASH FROM FINANCING AND OTHER

Surplus notes	(350)	—	—

Borrowed money	(60)	60	25

Net deposits on deposit-type contracts funds	(123)	(53)	4,829

Other cash provided (applied)	43	(1,785)	(1,444)

Net cash from financing and other	(490)	(1,778)	3,410

NET CHANGE IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,878	(670)	576

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR	534	1,204	628

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, END OF YEAR	$3,412	$534	$1,204

See notes to statutory-basis financial statements	B-7

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 1 – Organization

Teachers Insurance and Annuity Association of America (“TIAA” or the “Company”) was established in 1918 as a stock life insurance company under the insurance laws of the State of New York. All of the outstanding common stock of TIAA is held by the TIAA Board of Governors (“Board of Governors”), a not-for-profit corporation incorporated in the State of New York originally created for the purpose of holding the stock of TIAA.

The Company’s primary purpose is to aid and strengthen non-profit educational and research organizations, governmental entities and other non-profit institutions by providing retirement and insurance benefits for their employees and their families and by counseling such organizations and their employees on benefit plans and other measures of economic security. In addition, TIAA may otherwise engage in any business permitted under the New York Insurance Law for a domestic life stock insurance company, provided that such business supports this purpose, including without limitation by (i) enhancing the creditworthiness, financial strength and reputation of TIAA, (ii) providing all of the holders and beneficiaries of TIAA’s contracts and policies with benefits of scale, increased diversity in offered products and newly innovated products and (iii) providing for additional infrastructure and support to TIAA.

Note 2 – Significant Accounting Policies

Basis of Presentation:

The financial statements of TIAA are presented on the basis of statutory accounting principles prescribed or permitted by the New York State Department of Financial Services (“NYDFS” or the “Department”); a comprehensive basis of accounting that differs from accounting principles generally accepted in the United States (“GAAP”). The Department requires insurance companies domiciled in the State of New York to prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”), subject to any deviation prescribed or permitted by the Department (“New York SAP”).

Under Regulation No. 172 (11 NYCRR 83), the Department did not adopt certain NAIC SAP guidance, specifically subparagraph 4.a. of SSAP No. 26R, Bonds, and the third sentence in footnote 1 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to treat certain exchange traded funds (“ETFs”) designated by the Securities Valuation Office (“SVO”), (“SVO-Identified ETFs”), as qualifying for bond accounting treatment. Rather, the Department requires these SVO-identified ETFs to be reflected as equities under SSAP No. 30R, “Unaffiliated Common Stock”. However, if the ETF meets certain criteria, the asset valuation reserve (“AVR”) and interest maintenance reserve (“IMR”) may be retained under SSAP No. 26R, and the ETF can be treated as a bond for the purpose of a domestic insurer’s risk based capital (“RBC”) report. The total balance of investment grade ETF holdings treated as equities as of December 31, 2024 and 2023, but treated as bonds for AVR, IMR and RBC, are $648 million and $103 million, respectively. This prescribed practice does not result in a difference to net income or capital and contingency reserves when compared to NAIC SAP.

The table below provides a reconciliation of the Company’s net income and capital and contingency reserves between NAIC SAP and the New York SAP Annual Statement filed with the Department.

			For the Years Ended December 31,
	NAIC SAP#	Financial Statement Line	2024	2023	2022

			(in millions)

Net income, New York SAP			$(1,216)	$(674)	$(408)

New York SAP Prescribed Practices that are an increase/(decrease) to NAIC SAP:

Additional reserves for term conversions	51R	Increase in policy and contract reserves	(2)	(2)	(1)

Net income (loss), NAIC SAP			$(1,218)	$(676)	$(409)

Capital and surplus, New York SAP			$41,053	$42,111	$42,722

New York SAP Prescribed Practices that are an increase/(decrease) to NAIC SAP:
Additional reserves for term conversions	51R	Reserves for life and health insurance, annuities and deposit-type contracts	12	14	16

Capital and surplus, NAIC SAP			$41,065	$42,125	$42,738

B-8

continued

The additional reserve for the term conversions results from the Department requiring in Regulation No. 147 (11 NYCRR 98), Valuation of Life Insurance Reserves, Section 98.4 for any policy which guarantees renewal, or conversion to another policy, without evidence of insurability, additional reserves shall be held to account for excess mortality due to anti-selection with appropriate margins to cover expenses and risk of moderately adverse deviations in experience.

The Company’s RBC as of December 31, 2024 and 2023 would not have triggered a regulatory event without the use of the New York SAP prescribed and permitted practices.

Accounting Principles Generally Accepted in the United States: The Financial Accounting Standards Board (“FASB”) dictates the accounting principles for financial statements that are prepared in conformity with GAAP with applicable authoritative accounting pronouncements. As a result, the Company cannot refer to financial statements prepared in accordance with NAIC SAP and New York SAP as having been prepared in accordance with GAAP.

The primary differences between GAAP and NAIC SAP can be summarized as follows:

Under GAAP:

•	Investments in bonds considered to be available-for-sale (“AFS”) are carried at fair value rather than at amortized cost under NAIC SAP;

•

For held-to-maturity and AFS investments, lifetime expected credit losses are immediately recognized through the allowance for credit losses, and is adjusted at each reporting period. Under NAIC SAP, an impairment for securities other than loan-backed and structured securities is recorded through earnings for the difference between amortized cost and fair value. For loan-backed and structured securities, non-interest related other-than-temporary impairment (“OTTI”) losses shall be recorded through the AVR, while interest related other-than-temporary impairment losses may be recorded through the IMR in certain circumstances;

•

Estimated expected credit losses related to mortgage loans are immediately recognized over the life of the financial instrument and is adjusted at each reporting period rather than as unrealized losses on impairments included in the AVR, which is a component of surplus under NAIC SAP;

•	If in the aggregate, the Company has a net negative cash balance, the negative cash is recorded as a liability rather than as a negative asset under NAIC SAP;

•

Changes in the value of certain other invested assets accounted for under the equity method of accounting are recorded through earnings rather than as unrealized gains (losses), which is a component of surplus under NAIC SAP;

•

Investments in wholly-owned subsidiaries, other entities under the control of the parent, and certain variable interest entities are consolidated in the parent’s financial statements rather than being carried at the parent’s share of the underlying GAAP equity or statutory surplus of a domestic insurance subsidiary under NAIC SAP;

•

Contracts that contain an embedded derivative are bifurcated from the host contract and accounted for separately under GAAP, whereas under NAIC SAP, the embedded derivative is not bifurcated between components and is accounted for as part of the host contract;

•	All derivative instruments are carried at fair value under GAAP, whereas under NAIC SAP, certain derivative instruments are carried at amortized cost;

•

Changes in the fair value of derivative instruments are generally reported through earnings unless they qualify and are designated for cash flow or net investment hedge accounting, whereas under NAIC SAP, changes in the fair value of derivative instruments not carried at amortized cost are recorded as unrealized capital gains or losses and reported as changes in surplus;

•	Certain assets designated as “non-admitted assets” and excluded from assets in the statutory balance sheet are included in the GAAP balance sheet;

•	Surplus notes are reported as a liability under GAAP rather than a component of capital and contingency reserves under NAIC SAP;

B-9

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

•	The AVR is not recognized under GAAP. The AVR is established under NAIC SAP with changes recorded as a direct charge to surplus;

•

The IMR is not recognized under GAAP. The realized gains and losses resulting from changes in interest rates are reported as a component of net income under GAAP rather than being deferred and subsequently amortized into income over the remaining expected life of the investment sold under NAIC SAP;

•	Dividends on participating policies are accrued when earned under GAAP rather than being recognized for the year when they are approved under NAIC SAP;

•

Policy acquisition costs, such as commissions, and other costs incurred in connection with acquiring new business, are deferred and amortized over the expected lives of the policies issued rather than being expensed when incurred under NAIC SAP;

•

Policy and contract reserves are based on management’s best estimates of expected mortality, morbidity, persistency and interest rather than being based on statutory mortality, morbidity and interest requirements under NAIC SAP;

•

Deferred income taxes, subject to valuation allowance, include federal and state income taxes and changes in the deferred tax are reflected in earnings. Under NAIC SAP, deferred taxes exclude state income taxes and are admitted to the extent they can be realized within three years subject to a 15% limitation of capital and surplus with changes in the net deferred tax reflected as a component of surplus;

•

Contracts that do not subject the Company to significant risks arising from policyholder mortality or morbidity are reported as a deposit liability. Under NAIC SAP, an annuity contract containing a life contingency is required to be classified as a life insurance contract, regardless of the significance of any mortality and morbidity risk, and amounts received and paid under these contracts are reported as revenue and benefits, respectively;

•

Assets and liabilities are reported gross of reinsurance under GAAP and net of reinsurance under NAIC SAP. Certain reinsurance transactions are accounted for as financing transactions under GAAP and as reinsurance under NAIC SAP. Transactions recorded as financing have no impact on premiums or losses incurred, while under NAIC SAP, premiums paid to the reinsurer are recorded as ceded premiums (a reduction in revenue) and expected reimbursement for losses from the reinsurer are recorded as a reduction in losses;

•

When reserves ceded to an unauthorized reinsurer exceed the assets or letters of credit supporting the reserves no liability is established under GAAP. Under NAIC SAP, a liability is established and changes to these amounts are credited or charged directly to unassigned surplus (deficit).

•

Revenue recognition for administrative service expense reimbursements are recognized as gross revenue and gross expense in the Statements of Operations when the Company is the principal in the transaction and where the Company controls the administrative services before transferring them to the customer. Under NAIC SAP, the administration expenses incurred are included in operating expenses and any offsetting reimbursements are netted against operating expenses.

The effects of these differences, while not determined, are presumed to be material.

Use of Estimates: The preparation of statutory-basis financial statements requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements. Management is also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

The most significant estimates include those used in the recognition of OTTIs, reserves for life and health insurance, annuities and deposit-type contracts and the valuation of deferred tax assets.

Reclassifications: Certain prior year amounts within these financial statement footnotes have been reclassified to conform to the current year presentation. No reclassifications were made to the Statements of Admitted Assets, Liabilities, and Capital and Contingency Reserves and the related Statements of Operations, Changes in Capital and Contingency Reserves, and Cash Flows.

B-10

continued

Accounting Policies:

The following is a summary of the significant accounting policies followed by the Company:

Bonds: Bonds are stated at amortized cost using the constant yield method. Bonds in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. NAIC ratings are applied to bonds and other securities. Categories 1 and 2 are considered investment grade, while Categories 3 through 6 are considered below investment grade. The principal for Treasury Inflation Protected Securities (“TIPS”) bonds is adjusted based on inflation and is recorded as an unrealized gain or loss and amortized over the remaining life of the security. Bonds are recorded on a trade date basis, except for private placement bonds, which are recorded on the funding date. Bonds the Company intends to sell prior to maturity (“held for sale”) are stated at the lower of amortized cost or fair value.

Included within bonds are loan-backed and structured securities. Estimated future cash flows and expected prepayment speeds are used to determine the amortization of loan-backed and structured securities under the prospective method. Expected future cash flows and prepayment speeds are evaluated quarterly. Certain loan-backed and structured securities are reported at the lower of amortized cost or fair value as a result of the NAIC modeling process.

If it is determined that a decline in the fair value of a bond, excluding loan-backed and structured securities, is other-than-temporary, the cost basis of the bond is written down to fair value and the amount of the write down is accounted for as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Future declines in fair value which are determined to be other-than-temporary are recorded as realized losses.

For loan-backed and structured securities which the Company has the intent and ability to hold for a period of time sufficient to recover the amortized cost basis, when an OTTI has occurred because the Company does not expect to recover the entire amortized cost basis of the security, the amount of the OTTI recognized as a realized loss is the difference between the security’s amortized cost basis and the present value of cash flows expected to be collected, discounted at the loan-backed or structured security’s effective interest rate.

For loan-backed and structured securities, when an OTTI has occurred because the Company intends to sell the security or does not have the intent and ability to retain the security for a period of time sufficient to recover the amortized cost basis, the amount of the OTTI realized is the difference between the security’s amortized cost basis and fair value at the balance sheet date.

In periods subsequent to the recognition of an OTTI loss for a loan-backed or structured security, the Company accounts for the other-than-temporarily impaired security as if the security had been purchased on the measurement date of the impairment. The difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income in future periods based on prospective changes in cash flow estimates.

Preferred Stocks: Non-perpetual preferred stocks are stated at amortized cost unless they have an NAIC rating designation of 4, 5, or 6, which are stated at the lower of amortized cost or fair value. Perpetual and mandatory convertible preferred stocks are carried at fair value. The fair value of preferred stocks is determined using prices provided by independent pricing services or internally developed pricing models. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value and the amount of the reduction is accounted for as a realized loss.

Common Stocks: Unaffiliated common stocks are stated at fair value, which is based on quoted market prices, where available. Changes in fair value are recorded through surplus as an unrealized gain or loss. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value and the amount of the reduction is accounted for as a realized loss. Investment grade bond ETFs are accounted for as common stocks and are stated at fair value.

Investments in subsidiary, controlled and affiliated (“SCA”) entities are stated at the value of their underlying net assets as follows: (1) domestic insurance subsidiaries are stated at the value of their underlying statutory surplus, and (2) non-insurance subsidiaries are stated at the value of their underlying audited GAAP equity. Dividends and distributions from subsidiaries are recorded in investment income to the extent they are not in excess of the investee’s undistributed accumulated earnings, and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

B-11

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Mortgage Loans: Mortgage loans are stated at amortized cost, net of valuation allowances. Amortized cost consists of the unpaid principal balance of the loans, net of unamortized premiums, discounts, and certain mortgage origination fees. Mortgage loans held for sale are stated at the lower of amortized cost or fair value. Mortgage loans are evaluated for impairment when it is probable that the receipt of contractual payments of principal and interest may not occur when scheduled. If the impairment is considered to be temporary, a valuation allowance is established for the excess of the carrying value of the mortgage over its estimated fair value. Changes in valuation allowance for mortgage loans are included in net unrealized capital gains and losses on investments. When an event occurs resulting in an impairment that is other-than-temporary, a direct write-down is recorded as a realized loss and a new cost basis is established. The fair value of mortgage loans is generally determined using a discounted cash flow methodology based on coupon rates, maturity provisions and credit assumptions.

Real Estate: Real estate occupied by the Company and real estate held for the production of income is carried at depreciated cost, less encumbrances. Real estate held for sale is carried at the lower of depreciated cost or fair value, less encumbrances, and estimated costs to sell. The Company utilizes the straight-line method of depreciation on real estate and it is generally computed over a forty-year period. A real estate property may be considered impaired when events or circumstances indicate that the carrying value may not be recoverable. When the Company determines that an investment in real estate is impaired, a direct write-down is made to reduce the carrying value of the property to its estimated fair value based on an external appraisal, net of encumbrances, and a realized loss is recorded. The Company makes investments in commercial real estate directly, through SCA entities and through real estate limited partnerships which are included in “Other invested assets.” The Company monitors the effects of current and expected market conditions and other factors on its real estate investments to identify and quantify any impairment in value. The Company evaluates the recoverability of income producing directly held real estate investments based on undiscounted cash flows and then reviews the results of an independent third party appraisal to determine the fair value and if an impairment is required.

Other Invested Assets: Other invested assets primarily include investments in joint ventures, partnerships, and limited liability companies which are stated at cost, adjusted for the Company’s underlying equity percentage based on the respective entity’s most recent available audited US GAAP or International Financial Reporting Standards financial statements.

Dividends and distributions from subsidiaries are recorded in investment income to the extent they are not in excess of the investee’s undistributed accumulated earnings, and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

Other invested assets include the Company’s investments in surplus notes, which are stated at amortized cost. All of the Company’s investments in surplus notes have a NAIC 1 rating designation.

The Company monitors the effects of current and expected market conditions and other factors on these investments to identify and quantify any impairment in value. The Company assesses the investments for potential impairment by performing analysis between the fair value and the cost basis of the investments. The Company evaluates recoverability of the Company’s direct investment to determine if an OTTI has occurred. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value, and the amount of the reduction is accounted for as a realized loss.

Cash and Cash Equivalents: Cash includes cash on deposit and cash equivalents. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less at the date of purchase and are stated at amortized cost. If in the aggregate, the Company has a net negative cash balance, the negative cash is recorded as a negative asset.

Short-Term Investments: Short-term investments (investments with remaining maturities greater than three months and less than or equal to one year at the time of acquisition, excluding those investments classified as cash equivalents) that are not impaired are stated at amortized cost using the straight line interest method. Short-term investments that are impaired are stated at the lower of amortized cost or fair value.

Contract Loans: Contract loans are stated at outstanding principal balances. Interest income accrued on contract loans past due 90 days or more are included in the unpaid balance of the loan. The excess of unpaid contract loan balances over the cash surrender value, if any, is non-admitted and reflected as an adjustment to surplus. Interest income on such contract loans is recorded as earned using the contractually agreed upon interest rate.

B-12

continued

Derivative Instruments: The Company designates its derivative transactions as hedging or replication transactions. Derivatives that qualify and are designated for hedge accounting are reported as assets or liabilities on the balance sheet and accounted for in a manner consistent with the hedged item. Swap coupon cash flows and income accruals are reported as a component of net investment income. Upon termination, the gain or loss on these contracts is recognized in a manner consistent with the disposed hedged item.

Derivatives used in hedging relationships that do not qualify or are not designated for hedge accounting are carried at fair value. Changes in fair value are reported in surplus as net unrealized capital gains (losses). Swap coupon cash flows and income accruals are reported as a component of net investment income. Upon termination the gain or loss on these contracts is recognized as realized capital gains (losses) and is subject to IMR or AVR treatment.

Derivatives used in replication transactions are accounted for in a manner consistent with the cash instrument and the replicated asset. Accordingly, these derivatives are carried at amortized cost or fair value. Amortization of derivative premiums is reported as a component of net investment income. Swap coupon cash flows and income accruals are recorded as a component of net investment income. Upon termination, the gain or loss on these contracts is recognized as realized capital gains (losses) and is subject to IMR or AVR treatment.

The Company monitors the unrealized loss position for replication credit default swaps. If it is determined that a decline in fair value is other than temporary, the cost basis will be written down to fair value and the amount of the write down is accounted for as a realized loss.

The Company does not offset the carrying values recognized in the balance sheet for derivatives executed with the same counterparty under the same master netting agreement.

Investment Income Due and Accrued: Investment income due is investment income earned and legally due to be paid to the Company at the reporting date. Investment income accrued is investment income earned but not legally due to be paid to the Company until subsequent to the reporting date. The Company writes off amounts deemed uncollectible as a charge against investment income in the period such determination is made. Amounts deemed collectible, but over 90 days past due for any invested asset except mortgage loans in default are non-admitted. Amounts deemed collectible, but over 180 days past due for mortgage loans in default are non-admitted. The Company accrues interest income on impaired loans to the extent it is deemed collectible.

Separate Accounts: Separate accounts are established in conformity with insurance laws, are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Separate accounts are accounted for at fair value, except the TIAA Stable Value separate account, which supports book value separate account agreements, in which case the assets are accounted for at amortized cost. Separate account liabilities reflect the contractual obligations of the insurer arising out of the provisions of the insurance contract.

Foreign Currency Transactions and Translation: Investments denominated in foreign currencies and foreign currency contracts are valued in U.S. dollars, based on exchange rates at the balance sheet date. Investment transactions in foreign currencies are recorded at the exchange rates prevailing on the respective transaction dates. All other asset and liability accounts denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Realized and unrealized gains and losses due to foreign exchange transactions and translation adjustments are not separately reported but are collectively included in realized and unrealized capital gains and losses, respectively.

Non-Admitted Assets: For statutory accounting purposes, certain assets are designated as non-admitted assets. Changes in non-admitted assets are reported as a direct adjustment to surplus.

B-13

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

At December 31, the major categories of assets that are non-admitted are as follows (in millions):

	2024	2023	Change

Net deferred federal income tax asset	$3,214	$2,905	$309

Furniture and electronic data processing equipment	705	562	143

Invested assets	880	708	172

Prepaid expenses	195	198	(3)

Other	197	193	4

Total	$5,191	$4,566	$625

Electronic Data Processing Equipment, Computer Software, Furniture and Equipment and Leasehold Improvements: Electronic data processing (“EDP”) equipment, computer software and furniture and equipment which qualify for capitalization are depreciated over the lesser of useful life or 3 years. Office alterations and leasehold tenant improvements which qualify for capitalization are depreciated over the lesser of useful life or 5 years or the remaining life of the lease, respectively.

At December 31, the accumulated depreciation on EDP equipment, computer software, furniture and equipment and leasehold improvements is as follows (in millions):

	2024	2023
EDP equipment and computer software	$2,287	$2,171

Furniture and equipment and leasehold improvements	$204	$177

Repurchase Agreement: Repurchase agreements are agreements between a seller and a buyer, whereby the seller of securities sells and simultaneously agrees to repurchase the same or substantially the same securities from the buyer at a stated price on a specified date. Repurchase agreements are generally accounted for as secured borrowings. The assets transferred are not removed from the balance sheet; the cash collateral received is reported on the balance sheet with an offsetting liability reported in “Other liabilities.”

Securities Lending Program: The Company has a securities lending program whereby it may lend securities to qualified institutional borrowers to earn additional income. The Company receives collateral (in the form of cash) against the loaned securities and maintains collateral in an amount not less than 102% of the market value of loaned securities during the period of the loan. The cash collateral received is reported in “Securities lending collateral assets” with an offsetting collateral liability included in “Payable for collateral for securities loaned.” Securities lending income is recorded in the accompanying Statements of Operations in “Net investment income.”

Insurance and Annuity Premiums and Other Considerations: Life insurance premiums are recognized as revenue over the premium-paying period of the related policies. Annuity premiums and other considerations, including consideration on annuity product rollovers, are recognized as revenue when received. Deposits on deposit-type contracts are recorded directly as a liability when received. Expenses incurred when acquiring new business are charged to operations as incurred.

Reserves for Life and Health Insurance, Annuities and Deposit-type Contracts: Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial methodology. The reserves established utilize assumptions for interest, mortality and other risks insured. Such reserves are established to provide for adequate contractual benefits guaranteed under policy and contract provisions.

Liabilities for deposit-type contracts, which do not contain any life contingencies, are equal to deposits received and interest credited to the benefit of contract holders, less surrenders or withdrawals (that represent a return to the contract holders) plus additional reserves (if any) necessitated by actuarial guidelines and statutory regulations. Funding agreements used in an investment spread capacity are also included within deposit-type contracts.

Asset Valuation Reserve and Interest Maintenance Reserve: Mandatory reserves have been established for the General Account and separate account investments, where required. Such reserves consist of the AVR for potential credit-related losses on applicable general account and separate account invested assets. Changes to the AVR are reported as

B-14

continued

direct additions to or deductions from surplus. An IMR is established for interest-related realized capital gains (losses) resulting from changes in the general level of interest rates for the General Account, as well as any separate accounts, not carried at fair value. Transfers to the IMR are deducted from realized capital gains and losses and are net of related federal income tax. IMR amortization, as calculated under the grouped method, is included in net investment income. Net realized capital gains (losses) are presented net of federal income tax expense or benefit and IMR transfer. For bonds, excluding loan-back and structured securities, losses from other-than-temporary impairments are recorded entirely to either the AVR or the IMR in accordance with the nature of the impairment.

Net Realized Capital Gains (Losses): Realized capital gains (losses), net of taxes, exclude gains (losses) deferred into the IMR and gains (losses) of the separate accounts. Realized capital gains (losses), including OTTI, are recognized in net income and are determined using the specific identification method.

Dividends Due to Policyholders: Dividends on insurance policies and pension annuity non-participating contracts in the payout phase are declared by the TIAA Board of Trustees (the “Board”) and recorded in December of each year. Dividends on pension annuity non-participating contracts in the accumulation phase are declared by the Board in February of each year, and such dividends on the various existing vintages of pension annuity contracts in the accumulation phase are credited to policyholders during the ensuing twelve month period beginning March 1.

Federal Income Taxes: Current federal income taxes are charged or credited based upon amounts estimated to be payable or recoverable as a result of operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets (“DTAs”) and deferred federal income tax liabilities (“DTLs”) are recognized for expected future tax consequences of temporary differences between statutory and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby statutory and tax balance sheets are compared. Changes in DTAs and DTLs are recognized as a separate component of surplus except for net deferred taxes related to the unrealized appreciation or depreciation on investments, which are included in the change in unrealized capital gains (losses) on investments. Net DTAs are admitted to the extent permissible. Gross DTAs are reduced by a statutory valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. The Company is required to establish a tax loss contingency if it is more likely than not that a tax position will not be sustained. The amount of the contingency reserve is management’s best estimate of the amount of the original tax benefit that could be reversed upon audit, unless the best estimate is greater than 50% of the original tax benefit, in which case the reserve is equal to the entire tax benefit.

The Company files a consolidated federal income tax return with its includable insurance and non-insurance subsidiaries. The consolidating companies participate in tax allocation agreements. The tax allocation agreements provide that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable by the consolidated group. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement occurring within 30 days of the filing of the consolidated return. The tax allocation agreements are not applied to subsidiaries that are disregarded under federal tax law.

Statements of Cash Flows: Noncash activities are excluded from the Statutory - Basis Statements of Cash Flows. These noncash activities for the years ended December 31 include the following (in millions):

	2024	2023	2022

Exchange/transfer/conversion/distribution of invested assets	$6,009	$4,071	$3,678

Annuity dividend additions	$2,723	$3,065	$2,099

Capitalized interest	$390	$335	$302

Interest credited on deposit-type contracts	$393	$259	$113

Application of New Accounting Pronouncements:

Recently Issued Accounting Guidance:

In March 2024, the NAIC adopted revisions to SSAP 21R, Other Admitted Assets, to prescribe the accounting guidance (measurement method) for all residual interests regardless of legal form. Upon adoption, residual interests will be reported initially at cost. Subsequent to initial acquisition, residuals will be reported either 1) at the lower of amortized cost or fair

B-15

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

value under the Allowable Earned Yield method, or 2) using the calculated practical expedient method. The Allowable Earned Yield method is based on a discounted cash flow methodology and allows for cash receipts to be recorded as investment income up to the calculated allowable yield, with the excess cash flow applied to the amortized cost balance. The practical expedient is a cost recovery method, resulting in no interest income recognition until the residual interest has a carrying value of zero. This guidance is effective January 1, 2025. The Company is still evaluating the impact of adoption; however, it is not currently expected to have a material impact on the financial statements.

In September 2024, the NAIC adopted revisions to SSAP 26, Bonds. The revisions permit debt securities issued by non-registered funds to qualify as issuer credit obligations (“ICO”) if the funds are functioning as operating entities and are not issuing securities for the primary purpose of raising debt capital. Companies are required to assess the purpose of a fund borrower/issuer in applying this guidance and distinguish whether a fund represents an operating entity or a securitization vehicle. The revisions are effective on January 1, 2025. The Company is still evaluating the impact of adoption; however, it is not currently expected to have a material impact on the financial statements.

Recently Adopted Accounting Pronouncements:

In February 2024, the NAIC adopted revisions to SSAP 21R, Other Admitted Assets, to expand Schedule BA disclosures made with respect to collateral loans. Upon adoption, collateral loans shall be reported on Schedule BA based on the type of qualifying investment that secures the loan. Additionally, the total amount of collateral loans and the collateral loans admitted and non-admitted will be disclosed by qualifying investment type in a note. The revised disclosures were effective for year-end 2024 and did not have an impact on the Company’s financial statements.

In March 2024, the NAIC adopted revisions to the Annual Statement Instructions. These revisions clarify that realized and unrealized changes in perpetual preferred stock and mandatory convertible preferred stock shall be subject to the AVR (instead of IMR). These revisions were effective for year-end 2024 and did not have an impact on the Company’s financial statements.

Note 3 – Long-Term Bonds, Preferred Stocks, and Unaffiliated Common Stocks

The book/adjusted carrying value, estimated fair value, excess of fair value over book/adjusted carrying value and excess of book/adjusted carrying value over fair value of long-term bonds at December 31, is shown below (in millions):

	2024

		Excess of

	Book/ Adjusted Carrying Value	Fair Value Over Book/Adjusted Carrying Value	Book/Adjusted Carrying Value Over Fair Value	Estimated Fair Value
Bonds:

U.S. governments	$18,574	$40	$(2,690)	$15,924

All other governments	3,445	53	(325)	3,173

States, territories and possessions	584	5	(18)	571

Political subdivisions of states, territories, and possessions	849	1	(119)	731

Special revenue and special assessment, non-guaranteed agencies and government	20,078	126	(2,304)	17,900

Credit tenant loans	111	—	(7)	104

Industrial and miscellaneous	145,468	1,104	(14,805)	131,767

Hybrids	512	27	(22)	517

Parent, subsidiaries and affiliates	155	—	(11)	144

Bank loans	10,157	91	(235)	10,013

Total	$199,933	$1,447	$(20,536)	$180,844

B-16

continued

	2023

		Excess of

	Book/ Adjusted Carrying Value	Fair Value Over Book/Adjusted Carrying Value	Book/Adjusted Carrying Value Over Fair Value	Estimated Fair Value
Bonds:

U.S. governments	$16,753	$78	$(1,906)	$14,925

All other governments	3,955	77	(275)	3,757

States, territories and possessions	674	13	(9)	678

Political subdivisions of states, territories, and possessions	1,014	4	(103)	915

Special revenue and special assessment, non-guaranteed agencies and government	19,489	166	(1,890)	17,765

Credit tenant loans	476	—	(12)	464

Industrial and miscellaneous	145,013	1,399	(13,704)	132,708

Hybrids	490	29	(33)	486

Parent, subsidiaries and affiliates	155	—	(15)	140

Bank loans	11,547	60	(286)	11,321

Total	$199,566	$1,826	$(18,233)	$183,159

Impairment Review Process: All securities are subjected to the Company’s process for identifying OTTI. The Company writes down securities it deems to have an OTTI in value during the period the securities are deemed to be impaired, based on management’s case-by-case evaluation of the decline in value and prospects for recovery. Management considers a wide range of factors in the impairment evaluation process, including, but not limited to, the following: (a) the length of time the fair value has been below amortized cost; (b) the financial condition and near-term prospects of the issuer; (c) whether the debtor is current on contractually obligated interest and principal payments; (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value or repayment; (e) information obtained from regulators and ratings agencies; (f) the potential for impairments in an entire industry sector or sub-sector; (g) the potential for impairments in certain economically-depressed geographic locations and (h) the potential for impairment based on an estimated discounted cash flow analysis for structured and loan-backed securities. Where decline in value is considered to be other-than-temporary, the Company recognizes a realized loss and adjusts the cost basis of the security accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

Unrealized Losses on Bonds, Preferred Stocks and Unaffiliated Common Stocks: The gross unrealized losses and estimated fair values for securities by the length of time that individual securities are in a continuous unrealized loss position are shown in the table below (in millions):

	Less than twelve months			Twelve months or more

	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value

December 31, 2024

Loan-backed and structured bonds	$5,353	$(139)	$5,214	$37,672	$(4,229)	$33,443

All other bonds	24,331	(732)	23,599	97,649	(15,137)	82,512

Total bonds	29,684	(871)	28,813	135,321	(19,366)	115,955

Unaffiliated common stocks	310	(9)	301	851	(50)	801

Preferred stocks	—	—	—	152	(40)	112

Total bonds and stocks	$29,994	$(880)	$29,114	$136,324	$(19,456)	$116,868

B-17

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	Less than twelve months			Twelve months or more

	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value

December 31, 2023

Loan-backed and structured bonds	$1,941	$(90)	$1,851	$42,117	$(4,247)	$37,870

All other bonds	3,834	(93)	3,741	112,641	(13,529)	99,112

Total bonds	5,775	(183)	5,592	154,758	(17,776)	136,982

Unaffiliated common stocks	5	(1)	4	780	(80)	700

Preferred stocks	—	—	—	152	(27)	125

Total bonds and stocks	$5,780	$(184)	$5,596	$155,690	$(17,883)	$137,807

Estimated fair values for bonds are subject to market fluctuations, including changes in interest rates. Generally, if interest rates increase, the value of bonds will decrease, and conversely a decline in general interest rates will tend to increase the value of bonds. As of December 31, 2024, 94% of unrealized losses were from investment grade bonds. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has concluded that these securities are not other-than-temporarily impaired. Additionally, the Company currently intends and has the ability to hold the securities with unrealized losses for a period of time sufficient for them to recover.

Scheduled Maturities of Bonds: The carrying value and estimated fair value of bonds, categorized by contractual maturity, are shown below. Bonds not due at a single maturity date have been included in the following table based on the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may prepay obligations with or without call or prepayment penalties. Mortgage-backed, asset-backed, and bond exchange traded fund securities are shown separately in the table below, as they are not due at a single maturity date (in millions):

	December 31, 2024		December 31, 2023

	Book/ Adjusted Carrying Value	Estimated Fair Value	Book/ Adjusted Carrying Value	Estimated Fair Value

Due in one year or less	$6,234	$6,189	$4,847	$4,786

Due after one year through five years	32,935	32,223	35,702	34,796

Due after five years through ten years	36,850	34,844	35,678	33,628

Due after ten years	86,543	72,704	85,448	74,945

Subtotal	162,562	145,960	161,675	148,155

Residential mortgage-backed securities	11,601	10,618	11,458	10,614

Commercial mortgage-backed securities	7,177	6,676	8,174	7,383

Asset-backed securities	18,593	17,590	18,259	17,007

Subtotal	37,371	34,884	37,891	35,004

Total	$199,933	$180,844	$199,566	$183,159

B-18

continued

Bond Diversification: The following table presents the diversification of the carrying values of long-term bond investments at December 31. Loan-backed and structured securities issued by the U.S. government are included in residential mortgage-backed securities and asset-backed securities. The other category is primarily comprised of Bank loan investments.

	2024	2023

Other	12.3%	14.0%

Revenue and special obligations	12.2%	10.8%

Public utilities	10.7%	10.3%

Services	10.3%	10.4%

Finance and financial services	10.0%	9.8%

Asset-backed securities	9.3%	9.1%

Manufacturing	8.4%	8.8%

U.S. governments	6.9%	5.9%

Residential mortgage-backed securities	5.8%	5.7%

Real estate investment trusts	4.4%	4.4%

Commercial mortgage-backed securities	3.6%	4.1%

Oil and gas	2.5%	2.7%

Communications	1.9%	2.0%

All other governments	1.7%	2.0%

Total	100.0%	100.0%

The following table presents the carrying value of the long-term bond portfolio by investment grade as of December 31, (in millions):

	2024		2023

NAIC 1 and 2	$178,383	89.2%	$177,708	89.0%

NAIC 3 through 6	21,550	10.8	21,858	11.0

Total	$199,933	100.0%	$199,566	100.0%

Loan-backed and Structured Securities: The near-term prepayment assumptions for loan-backed and structured securities are based on historical averages drawing from performance experience for a particular transaction and may vary by security type. The long-term assumptions are adjusted based on expected performance.

For the years ended December 31, 2024 and 2023, the Company recognized OTTI on loan-backed and structured securities of $115 million and $20 million, respectively.

Other Disclosures: The following table represents the carrying amount of bonds and stocks denominated in a foreign currency as of December 31, (in millions):

	2024	2023

Carrying amount of bonds and stocks denominated in foreign currency	$6,646	$5,810

Carrying amount of bonds and stocks denominated in foreign currency which are collateralized by real estate	$1,097	$1,044

B-19

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

5GI Securities: The SVO assigns a NAIC 5GI designation to certain obligations when an insurer certifies the following: documentation necessary to permit a full credit analysis of a security does not exist, the issuer or obligor is current on all contracted interest and principal payments and the insurer has an actual expectation of ultimate payment of all contracted interest and principal. These NAIC 5GI designations are deemed to possess the credit characteristics of securities assigned an NAIC 5 designation. The following table represents the NAIC 5GI investments held as of December 31, (in millions):

	Number of 5GI Securities		Aggregate Book Adjusted/ Carrying Value		Aggregate Fair Value

Investment	2024	2023	2024	2023	2024	2023

Bonds - amortized cost	20	61	$464	$1,058	$472	$1,058

Loan backed & structured securities - amortized cost	3	2	30	64	30	65

Preferred stock - amortized cost	—	2	—	5	—	9

Preferred stock - fair value	9	9	202	190	202	190

Total	32	74	$696	$1,317	$704	$1,322

Note 4 – Mortgage Loans

The Company originates mortgage loans that are principally collateralized by commercial real estate. The composition of the mortgage loan portfolio as of December 31, is as follows (in millions):

Loan Type	2024	2023

Commercial loans	$33,005	$34,948

Mezzanine loans	1,506	2,031

Residential loans	3,694	4,013

Total	$38,205	$40,992

The maximum and minimum lending rates for mortgage loans originated or purchased during 2024 and 2023 are as follows:

	2024		2023
Loan Type	Maximum	Minimum	Maximum	Minimum

Commercial loans	12.00%	3.95%	9.99%	3.17%

Mezzanine loans	12.58%	12.58%	17.50%	17.50%

Residential loans	N/A	N/A	8.50%	—%

The maximum percentage of any one loan to the value (“LTV”) of the property at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, originated or purchased during 2024 and 2023 are as follows:

	Maximum LTV
Loan Type	2024	2023

Commercial loans	113.6%	111.8%

Mezzanine loans	52.1%	69.3%

Residential loans	N/A	231.5%

There were no residential mortgage loans originated or purchased during 2024.

Impairment Review Process: The Company monitors the effects of current and expected market conditions and other factors on the collectability of mortgage loans to identify and quantify any impairment in value. Impairments are classified as either temporary, for which a recovery is anticipated, or other-than-temporary. Mortgage loans held to maturity with other-than-temporarily impaired values at December 31, 2024 and 2023 have been written down to net realizable values based upon independent appraisals of the collateral. For impaired mortgage loans where the impairments are deemed to be temporary, an allowance for credit losses is established.

B-20

continued

The following table provides the recorded investment on impaired loans with or without an allowance for credit losses and impaired loans subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan as of December 31, (in millions):

	Mortgage Loans
	2024	2023	2022

With allowance for credit losses - Commercial	$677	$941	$245

With allowance for credit losses - Residential	—	—	—

No allowance for credit losses - Commercial	490	619	—

No allowance for credit losses - Residential	—	—	—

Total	$1,167	$1,560	$245

Subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan	$124	$221	$—

The following table provides information for investment in impaired loans as of December 31, (in millions):

	Commercial
	2024	2023	2022

Average recorded investment	$1,167	$1,560	$245

Interest income recognized	$48	$71	$11

Recorded investments on nonaccrual status	$1,095	$360	$—

Amount of interest income recognized using a cash-basis method of accounting	$—	$—	$—

Credit Quality

For commercial and mezzanine mortgage loans, the primary credit quality indicators are the loan-to-value ratio, debt service coverage ratio and delinquency. LTV ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. Debt service coverage compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated quarterly, with a portion of the loan portfolio updated annually. Delinquency is defined as a mortgage loan which is past due. Commercial mortgage loans more than 30 days past due are considered delinquent.

For residential mortgage loans, the Company’s primary credit quality indicator is performance versus non-performance. The Company generally defines nonperforming residential mortgage loans as those that are 90 or more days past due and/or on non-accrual status. Generally, nonperforming residential loans have a higher risk of experiencing a credit loss.

The credit quality of the recorded investment, which represents carrying value plus accrued interest, in commercial and mezzanine mortgage loans at December 31, are as follows (in millions):

	Recorded Investment - Commercial and Mezzanine
	Loan-to-value Ratios
2024	> 70%	< 70%	Total	% of Total

Debt service coverage ratios:

Greater than 1.20x	$10,139	$18,131	$28,270	81.4%

Less than 1.20x	3,885	2,066	5,951	17.1%

Construction	—	531	531	1.5%

Total	$14,024	$20,728	$34,752	100.0%

B-21

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	Recorded Investment - Commercial and Mezzanine
	Loan-to-value Ratios
2023	> 70%	< 70%	Total	% of Total

Debt service coverage ratios:

Greater than 1.20x	$9,872	$21,763	$31,635	84.9%

Less than 1.20x	3,437	1,595	5,032	13.5%

Construction	—	614	614	1.6%

Total	$13,309	$23,972	$37,281	100.0%

The credit quality of the recorded investment, which represents carrying value plus accrued interest, in residential mortgage loans at December 31, are as follows (in millions):

	2024		2023
Residential	Recorded Investment	% of total	Recorded Investment	% of total

Credit quality indicators:

Performing	$3,704	99.7%	$4,018	99.8%

Nonperforming	10	0.3%	10	0.2%

Total	$3,714	100.0%	$4,028	100.0%

Mortgage Loan Age Analysis: The following table sets forth an age analysis of mortgage loans and identification of mortgage loans in which the Company is a participant or co-lender in a mortgage loan agreement as of December 31, (in millions):

	Residential		Commercial
2024	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment

Current	$—	$3,682	$—	$33,155	$1,447	$38,284

30-59 days past due	$—	$18	$—	$—	$—	$18

60-89 days past due	$—	$4	$—	$—	$—	$4

90-179 days past due	$—	$5	$—	$64	$—	$69

180+ days past due	$—	$4	$—	$—	$86	$90

Participant or co-lender in a mortgage loan agreement

Recorded investment	$—	$—	$—	$4,024	$1,533	$5,556

	Residential		Commercial
2023	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment

Current	$—	$3,973	$—	$34,782	$2,046	$40,801

30-59 days past due	$—	$29	$—	$93	$—	$122

60-89 days past due	$—	$17	$—	$—	$—	$17

90-179 days past due	$—	$2	$—	$—	$—	$2

180+ days past due	$—	$6	$—	$360	$—	$366

Participant or co-lender in a mortgage loan agreement

Recorded investment	$—	$—	$—	$4,749	$2,046	$6,795

B-22

continued

Mortgage Loan Diversification: The following tables set forth the mortgage loan portfolio by property type and geographic distribution as of December 31:

	2024	2023
Mortgage Loans by Property Type (Commercial & Residential):	% of Total	% of Total

Apartments	26.3%	24.3%

Office buildings	22.3	23.3

Industrial buildings	15.2	15.7

Shopping centers	14.6	15.6

Other - commercial	11.9	10.1

Residential	9.7	11.0

Total	100.0%	100.0%

	2024		2023
	% of Total		% of Total
Mortgage Loans by Geographic Distribution:	Commercial	Residential	Commercial	Residential

Pacific	21.0%	44.2%	21.4%	43.5%

South Atlantic	16.2	16.1	16.7	16.2

Middle Atlantic	17.8	8.5	16.9	8.7

South Central	9.9	10.6	10.5	10.7

North Central	9.0	5.3	8.8	5.4

New England	7.8	2.7	7.8	2.8

Mountain	2.2	12.6	2.1	12.7

Other	16.1	—	15.8	—

Total	100.0%	100.0%	100.0%	100.0%

Scheduled Mortgage Loan Maturities: At December 31, contractual maturities for mortgage loans are as follows (in millions):

	2024	2023
	Carrying Value	Carrying Value

Due in one year or less	$4,187	$3,393

Due after one year through five years	20,702	19,699

Due after five years through ten years	8,603	12,195

Due after ten years	4,713	5,705

Total	$38,205	$40,992

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay mortgages, although prepayment premiums may be applicable.

With respect to impaired loans, the Company accrues interest income to the extent it is deemed collectible. Cash received on impaired mortgage loans that are performing according to their contractual terms is applied in accordance with those terms. For mortgage loans in the process of foreclosure, cash received is initially held in suspense and applied as a return of principal at the time that the foreclosure process is completed, or the mortgage is otherwise disposed.

There were no amounts due from related parties that are collateralized by real estate owned by the Company’s investment subsidiaries and affiliates for the years ended December 31, 2024 or 2023.

Note 5 – Real Estate

At December 31, 2024 and 2023, the Company’s directly owned real estate investments, were carried net of third party mortgage encumbrances. There were $439 million of third party mortgage encumbrances as of December 31, 2024, and $722 million for December 31, 2023.

B-23

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

The directly owned real estate portfolio is diversified by property type and geographic region based on carrying value at December 31, as follows:

	2024	2023
Directly Owned Real Estate by Property Type:	% of Total	% of Total

Industrial buildings	53.7%	45.2%

Office buildings	22.3	20.9

Apartments	15.8	25.2

Retail	4.5	5.4

Mixed-use projects	2.1	2.0

Income-producing land	1.3	—

Land under development	0.3	1.3

Total	100.0%	100.0%

	2024	2023
Directly Owned Real Estate by Geographic Region:	% of Total	% of Total

Pacific	31.1%	29.6%

South Atlantic	22.5	25.7

Mountain	16.6	14.5

South Central	10.7	13.1

Middle Atlantic	9.7	9.3

North Central	9.4	7.8

Total	100.0%	100.0%

Note 6 - Subsidiary, controlled and affiliated entities

The Company holds interests in SCA entities which are reported as “Common stock” or “Other invested assets”. The carrying value of investments in SCA entities at December 31, are shown below (in millions):

	2024	2023

Net carrying value of the SCA entities

Reported as common stock	$1,011	$1,015

Reported as other invested assets	27,749	28,409

Total net carrying value	$28,760	$29,424

On November 2, 2022, the Company entered into an agreement to sell a majority of its common stock ownership of TIAA FSB Holdings, Inc. (“FSB”) to various third-party investors. FSB was a federally chartered savings and loan holding company. Under the agreement, nearly all of FSB’s current assets and business lines were acquired by the new ownership, with the exception of TIAA Trust N.A. (“the Trust”). As a condition of the sale, the Company purchased $4.9 billion in residential mortgage loans from FSB during 2023, of which $3.8 billion were recorded within mortgage loans and $1.1 billion within other invested assets as these mortgages are held in a trust investment vehicle.

The Company recorded an impairment loss of $1.3 billion for the year ended December 31, 2022, attributable to the remeasurement of the Company’s investment in FSB from carrying value to fair value. The fair value of the Company’s investment in FSB was based on the agreed-upon sales price, adjusted to include the fair value of retained businesses discussed above. The impairment loss and a release of accumulated unrealized capital gains was offset by a reduction of the asset valuation reserve associated with the Company’s investment in FSB, which was recorded in the change in asset valuation reserve on the Statements of Changes in Capital and Contingency Reserves for the year ended December 31, 2022. The net reduction to capital and contingency reserves was $0.3 billion for the year ended December 31, 2022.

B-24

continued

On July 31, 2023, the Company finalized the sale of a majority of its common stock ownership of FSB to various third-party investors. After the sale, FSB was renamed Everbank Financial Corporation (“Everbank”). The final amount recognized for the sale in 2023 was materially consistent with the estimated impact reported as of December 31, 2022. The Company retained a non-controlling stake and an ongoing business relationship in Everbank. The Company’s non-controlling stake in Everbank consists of $0.6 billion of preferred stock and $0.2 billion of common stock as of December 31, 2023.

As of December 31, 2024 and 2023, no investment in a SCA entity exceeded 10% of the Company’s admitted assets, and the Company does not have any material investments in foreign insurance subsidiaries. The Company did not have any significant investments in non-insurance SCA entities reported as common stocks as of December 31, 2024 and 2023.

The Company holds an interest in TIAA-CREF Life Insurance Company (“TIAA Life”), an insurance SCA entity, for which the audited statutory equity reflects NYDFS departures from NAIC SAP as noted below.

The deferred premium asset limitation results from the NYDFS Circular Letter No. 11 (2010), which prescribed the calculation and clarified the accounting for deferred premium assets when reinsurance is involved.

The Department requires in Regulation No. 147 (11 NYCRR 98) Valuation of Life Insurance Reserves Section 98.4 for any policy which guarantees renewal, or conversion to another policy, without evidence of insurability, additional reserves shall be held that account for excess mortality due to anti-selection with appropriate margins to cover expenses and risk of moderately adverse deviations in experience.

The Department prescribed a floor under Regulation No. 213 (11 NYCRR 103), Principle-Based Reserving, effective December 31, 2020, that the reserve for variable annuities is the greater of those prescribed under the NAIC Valuation Manual (“VM”) in section VM-21 Requirements for Principle-Based Reserves for Variable Annuities (“VM-21”), and Regulation No. 213.

The following table provides the monetary effect on net income and surplus as a result of using NYDFS prescribed accounting practices that differed from NAIC SAP, the amount of the investment in the insurance SCA per audited statutory equity and amount of the investment if the insurance SCA had completed statutory financial statements in accordance with NAIC SAP (in millions):

	2024

	Monetary Effect on NAIC SAP		Amount of Investment

SCA Entity	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Audited Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
TIAA Life	$(1)	$5	$828	$833

* Per NAIC SAP (without permitted or prescribed practices)

	2023

	Monetary Effect on NAIC SAP		Amount of Investment

SCA Entity	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Audited Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
TIAA Life	$(1)	$6	$828	$834

* Per NAIC SAP (without permitted or prescribed practices)

During 2024 and 2023, had TIAA Life not departed from NAIC SAP, a regulatory event would not have been triggered due to risk based capital.

As of December 31, 2024 and 2023, the Company held $155 million in bonds of affiliates.

As of December 31, 2024 and 2023, the net amount due to SCA entities was $520 million and $196 million, respectively. The net amounts are generally settled on a daily or monthly basis. These balances are reported in “Other assets” and “Other liabilities.” The Company has a subsidiary deposit program which allows certain subsidiaries the ability to deposit excess cash with the Company and earn daily interest. The deposits from this program are included in the net amount due to SCA entities and were $646 million and $464 million as of December 31, 2024 and 2023, respectively.

B-25

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

The Company holds investments in downstream non-insurance holding companies, which are valued by the Company utilizing the look-through approach as defined in SSAP 97, Investments in Subsidiary, Controlled and Affiliated Entities. The financial statements for the downstream non-insurance holding companies are not audited and the Company has limited the value of its investment in these non-insurance holding companies by excluding immaterial assets that are not audited. All liabilities, commitments, contingencies, guarantees or obligations of these subsidiaries, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these subsidiaries, if not already recorded in the subsidiaries’ financial statements. The Company’s carrying value in these downstream non-insurance holding companies is $9,161 million and $8,887 million as of December 31, 2024 and 2023, respectively. Significant holdings as of December 31, are as follows (in millions):

	2024	2023
Subsidiary	Carrying Value	Carrying Value

TIAA Global Ag Holdco LLC	$ 1,030	$ 1,072

T-C Europe, LP	962	1,052

Demeter Agricultural Properties, LLC	437	—

Occator Agricultural Properties, LLC	425	451

TGA European RE Holdings I LLC	384	308

TGA APAC Fund Holdings, LLC	381	388

ND Properties LLC	377	449

TIAA Super Regional Mall Member Sub LLC	365	492

NGFF Holdco, LLC	302	306

NGTF Holdco LLC	292	200

TIAA Infrastructure Investments, LLC	242	271

730 Data Centers, LLC	226	106

T-C Lux Fund Holdings LLC	225	261

TGA Sparrow Investor LLC	201	180

TGA MKP Member LLC	200	202

TIAA GCREIT Holdings LLC	185	—

T-C MV Member LLC	185	189

T-C Waterford Blue Lagoon LLC	175	177

T-C MV Member II LLC	153	114

T-C UK RE Holdings III LLC	140	—

TIAA NBS LLC	136	120

730 Digital Infra LLC	130	—

TGA JL MCF II Investor Member LLC	130	131

TIAA-Stonepeak Investments II, LLC	128	147

TIAA GTR Holdco LLC	117	225

TGA Sparrow II Investor LLC	116	77

TGA SS Self Storage Portfolio Inv Mbr LLC	108	112

T-C SV Member LLC	105	80

TEFF Holdco LLC	98	104

730 Transmission, LLC	96	122

Other	1,110	1,551

Total	$ 9,161	$ 8,887

Note 7 - Other Invested Assets

As of December 31, 2024 and 2023, the components of the Company’s carrying value in “Other invested assets” are (in millions):

	2024	2023
Affiliated other invested assets	$27,749	$28,409

Unaffiliated other invested assets	15,207	13,845

Receivables for securities, derivative collateral and line of credit	515	386

Total other invested assets	$43,471	$42,640

B-26

continued

As of December 31, 2024 and 2023, affiliated other invested assets consist primarily of investments through downstream legal entities in the following (in millions):

	2024	2023
Real estate and mortgage loans	$10,592	$11,497

Operating subsidiaries and affiliates	6,257	6,377

Investment subsidiaries	4,274	4,094

Agriculture and timber	4,973	5,271

Energy and infrastructure	1,653	1,170

Total affiliated other invested assets	$27,749	$28,409

Of the $6,257 million and $6,377 million of operating subsidiaries and affiliates as of December 31, 2024 and 2023, $5,917 million and $5,985 million were attributed to Nuveen, LLC, TIAA’s largest subsidiary, respectively.

As of December 31, 2024 and 2023, unaffiliated other invested assets consist primarily of joint ventures.

The following table presents the OTTI recorded for the years ended December 31, (in millions) for “Other invested assets” for which the carrying value is not expected to be recovered:

	2024	2023	2022
Operating Subsidiaries	$1,150	$1,013	$842

All Other	219	166	197

Total	$1,369	$1,179	$1,039

The following table presents the carrying value for “Other invested assets” denominated in foreign currency for the years ended December 31, (in millions):

	2024	2023
Other invested assets denominated in foreign currency	$1,190	$1,178

Note 8 - Investments Commitments

The outstanding obligation for future investments at December 31, 2024, is shown below by asset category (in millions):

	2025	In later years	Total Commitments
Bonds	$975	$2,098	$3,073

Mortgage loans	639	—	639

Real estate	24	—	24

Other invested assets	2,763	7,804	10,567

Total	$4,401	$9,902	$14,303

The funding of bond commitments is contingent upon the continued favorable financial performance of the potential borrowers and the funding of real estate and commercial mortgage commitments is generally contingent upon the underlying properties meeting specified requirements, including construction, leasing and occupancy. The funding of residential mortgage loan commitments is contingent upon the loan meeting specified guidelines including property appraisal reviews and confirmation of borrower credit. For other invested assets, primarily fund investments, there are scheduled capital calls that extend into future years.

B-27

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 9 – Investment Income and Capital Gains and Losses

Net Investment Income: The components of net investment income for the years ended December 31, are as follows (in millions):

	2024	2023	2022
Bonds	$9,500	$9,061	$8,649

Stocks	339	259	281

Mortgage loans	1,773	1,759	1,482

Real estate	499	492	409

Derivatives	297	299	270

Other invested assets	2,202	2,292	2,612

Cash, cash equivalents and short-term investments	82	75	9

Total gross investment income	14,692	14,237	13,712

Less investment expenses	(1,365)	(1,347)	(1,240)

Net investment income before amortization of IMR	13,327	12,890	12,472

Plus amortization of IMR	208	432	532

Net investment income	$13,535	$13,322	$13,004

The gross, nonadmitted and admitted amounts for interest income due and accrued for the years ended December 31, are as follows (in millions):

	2024	2023
Gross	$2,018	$2,014

Nonadmitted	—	—

Total admitted interest income due and accrued	$2,018	$2,014

The cumulative amounts of paid-in-kind (“PIK”) interest included in the current principal balance for the years ended December 31, are as follows (in millions):

	2024	2023

Cumulative amounts of PIK interest included in the current principal balance	$1,566	$1,495

Realized Capital Gains and Losses: The net realized capital gains (losses) on sales, redemptions and write-downs due to OTTI for the years ended December 31, are as follows (in millions):

	2024	2023	2022
Bonds	$(617)	$(444)	$(347)

Stocks	(33)	(718)	(1,336)

Mortgage loans	(722)	(402)	(5)

Real estate	98	60	(1)

Derivatives	(108)	(43)	459

Other invested assets	(1,583)	(1,248)	(1,219)

Cash, cash equivalents and short-term investments	23	86	(87)

Total before capital gains taxes and transfers to IMR	(2,942)	(2,709)	(2,536)

Transfers to IMR	264	1,019	(78)

Net realized capital losses less capital gains taxes, after transfers to IMR	$(2,678)	$(1,690)	$(2,614)

B-28

continued

Write-downs of investments resulting from OTTI, included in the preceding table, are as follows for the years ended December 31, (in millions):

	2024	2023	2022
Other-than-temporary impairments:

Bonds	$504	$211	$239

Stocks	45	57	1,403

Mortgage loans	702	364	—

Real estate	68	100	4

Other invested assets	1,369	1,179	1,039

Total	$2,688	$1,911	$2,685

Information related to the sales of long-term bonds are as follows for the years ended December 31, (in millions):

	2024	2023	2022
Proceeds from sales	$6,040	$13,322	$17,993

Gross gains on sales	$84	$196	$482

Gross losses on sales	$177	$357	$541

The Company performs periodic reviews of its portfolio to identify investments which may have deteriorated in credit quality to determine if any are candidates for sale in order to maintain a quality portfolio of investments. In accordance with the Company’s valuation and impairment process, the investments which are deemed held for sale will be monitored quarterly for further declines in fair value at which point an OTTI will be recorded until actual disposal of the investment.

Note 10 – Disclosures about Fair Value of Financial Instruments

Fair Value of Financial Instruments

Included in the Company’s financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, fair values are primarily provided by a third party-pricing service for identical or comparable assets, or through the use of valuation methodologies using observable market inputs. These fair values are generally estimated using a discounted cash flow analysis, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price in a hypothetical market. These valuation techniques involve management estimation and judgment for many factors including market bid/ask spreads, and such estimations may become significant with increasingly complex instruments or pricing models.

The Company’s financial assets and liabilities are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value Measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and Level 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

B-29

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Level 2 – Other than quoted prices within Level 1 inputs are observable for the asset or liability, either directly or indirectly.

Level 2 inputs include:

•	Quoted prices for similar assets or liabilities in active markets,
•	Quoted prices for identical or similar assets or liabilities in markets that are not active,
•	Inputs other than quoted prices that are observable for the asset or liability,
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs are unobservable inputs for the asset or liability supported by little or no market activity. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company’s data used to develop unobservable inputs is adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

Net Asset Value (“NAV”) practical expedient - TIAA has elected the NAV practical expedient for certain investments held by its separate account. These investments are excluded from the valuation hierarchy, as these investments are fair valued using their net asset value as a practical expedient since market quotations or values from independent pricing services are not readily available. The separate account assets that have elected the NAV practical expedient represent investments in limited partnerships and limited liability companies that invest in real estate properties. The fair value, determined by the NAV practical expedient, of these assets were $740 million and $792 million for the years ended December 31, 2024 and 2023, respectively, and total unfunded commitments were $232 million and $201 million for the years ended December 31, 2024 and 2023, respectively. For these investments, redemptions are prohibited prior to liquidation.

The following table provides information about the aggregate fair value of the Company’s financial instruments and their level within the fair value hierarchy as well as investments valued at their NAV, at December 31, 2024 (in millions):

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3	NAV
Assets:

Bonds	$180,844	$199,933	$—	$179,454	$1,390	$—

Common stock(1)	2,178	2,178	1,553	139	486	—

Preferred stock	1,014	1,040	48	905	61	—

Mortgage loans	34,053	38,205	—	—	34,053	—

Derivatives	930	1,929	—	54	876	—

Other invested assets(1)	224	211	—	224	—	—

Contract loans	363	363	—	—	363	—

Separate account assets	48,365	48,505	21,916	4,136	21,573	740

Cash, cash equivalents & short term investments	3,414	3,412	299	3,101	14	—

Total	$271,385	$295,776	$23,816	$188,013	$58,817	$740

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3		NAV
Liabilities:

Deposit-type contracts	$8,770	$8,770	$—	$—	$8,770		$—

FHLB debt	100	100	—	—	100		—

Separate account liabilities	47,456	47,456	—	—	47,456		—

Derivatives	(28)	98	—	47	(75)	*	—

Total	$56,298	$56,424	$—	$47	$56,251		$—

(1)	Excludes investments accounted for under the equity method.

*The negative amount in the liabilities table represents the positive market value of the Tranched Credit Default Index Replications that were traded at a discount.

B-30

continued

The following table provides information about the aggregate fair value of the Company’s financial instruments and their level within the fair value hierarchy as well as investments valued at their NAV at December 31, 2023 (in millions):

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3	NAV
Assets:

Bonds	$183,159	$199,566	$—	$181,158	$2,001	$—

Common stock(1)	1,717	1,717	1,000	212	505	—

Preferred stock	993	994	12	830	151	—

Mortgage loans	37,235	40,992	—	—	37,235	—

Derivatives	1,245	1,358	—	306	939	—

Other invested assets(1)	259	251	—	259	—	—

Contract loans	502	502	—	—	502	—

Separate account assets	47,464	47,625	19,427	2,955	24,290	792

Cash, cash equivalents & short term investments	534	534	137	377	20	—

Total	$273,108	$293,539	$20,576	$186,097	$65,643	$792

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3		NAV
Liabilities:

Deposit-type contracts	$8,499	$8,499	$—	$—	$8,499		$—

FHLB debt	160	160	—	—	160		—

Separate account liabilities	46,862	46,862	—	—	46,862		—

Derivatives	261	365	—	314	(53)	*	—

Total	$55,782	$55,886	$—	$314	$55,468		$—

(1)	Excludes investments accounted for under the equity method.

*The negative amount in the liabilities table represents the positive market value of the Tranched Credit Default Index Replications that were traded at a discount.

The estimated fair values of the financial instruments presented above are determined by the Company using market information available as of December 31, 2024 and 2023. Considerable judgment is required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the amounts the Company could realize in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Level 1 financial instruments

Unadjusted quoted prices for these securities are provided to the Company by independent pricing services. Common stock, preferred stock, and separate account assets in Level 1 primarily include mutual fund investments valued by the respective mutual fund companies, exchange listed equities, and public real estate investment trusts. Bond ETFs are classified as common stock and are valued using quoted market prices.

Cash included in Level 1 represents cash on hand.

Level 2 financial instruments

Bonds included in Level 2 are valued principally by third party pricing services using market observable inputs. Because most bonds do not trade daily, independent pricing services regularly derive fair values using recent trades of securities with similar features. When recent trades are not available, pricing models are used to estimate the fair values of securities by discounting future cash flows at estimated market interest rates. Typical inputs to models used by independent pricing services include but are not limited to benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, and industry and economic events. Additionally, for loan-backed and structured securities, valuation is based primarily on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information.

B-31

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Preferred stocks included in Level 2 include those which are traded in an inactive market for which prices for identical securities are not available. Valuations are based principally on observable inputs including quoted prices in markets that are not considered active.

Derivative assets and liabilities classified in Level 2 represent over-the-counter instruments that include, but are not limited to, fair value hedges using foreign currency swaps, foreign currency forwards, commodity forwards, interest rate swaps and credit default swaps. Fair values for these instruments are determined internally using market observable inputs that include, but are not limited to, forward currency rates, interest rates, credit default rates and published observable market indices.

Other invested assets in Level 2 include surplus notes that are valued by a third party pricing vendor using primarily observable market inputs. Observable inputs include benchmark yields, reported trades, market dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Additionally, for residual tranches or interests, valuation may be based on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information. Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Separate account assets in Level 2 consist principally of short-term government agency notes and corporate bonds that are valued principally by third party pricing services using market observable inputs.

Cash equivalents, short term investments and common stock included in Level 2 are valued principally by third party services using market observable inputs.

Level 3 financial instruments

Valuation techniques for bonds and cash, cash equivalents, and short-term investments included in Level 3 are generally the same as those described in Level 2 except that the techniques utilize inputs that are not readily observable in the market, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. The Company assesses the significance of unobservable inputs for each security and classifies that security in Level 3 as a result of the significance of unobservable inputs.

Estimated fair value for privately traded common equity securities are principally determined using valuation and discounted cash flow models that require a substantial level of judgment. Included in Level 3 common stock is the Company’s holdings in the Federal Home Loan Bank of New York (“FHLBNY”) stock as described in Note 18 - FHLBNY Membership and Borrowings. As prescribed in the FHLBNY’s capital plan, the par value of the capital stock is $100 and all capital stock is issued, redeemed, repurchased, or transferred at par value. Since there is not an observable market for the FHLBNY’s stock, these securities have been classified as Level 3.

Preferred shares are valued using valuation and discounted cash flow models that require a substantial level of judgment.

Mortgage loans are valued using discounted cash flow models that utilize inputs which include loan and market interest rates, credit spreads, the nature and quality of underlying collateral and the remaining term of the loans.

Derivatives assets classified as Level 3 represent structured financial instruments that rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be corroborated by observable market data. Significant inputs that are unobservable generally include references to inputs outside the observable portion of credit curves or other relevant market measures. These unobservable inputs require significant management judgment or assumptions. Level 3 methodologies are validated through periodic comparison of the Company’s fair values to external broker-dealer values.

Contract loans are fully collateralized by the cash surrender value of underlying insurance policies and are valued based on the carrying value of the loan, which is determined to be its fair value, and are classified as Level 3.

Separate account assets classified as Level 3 primarily include directly owned real estate properties, real estate joint ventures and real estate limited partnerships. Directly owned real estate properties are valued on a quarterly basis based

B-32

continued

on independent third party appraisals. Real estate joint venture interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable and other factors such as ownership percentage, ownership rights, buy/sell agreements, distribution provisions and capital call obligations. Real estate limited partnership interests are valued based on the most recent NAV of the partnership.

Separate account liabilities are accounted for at fair value, except the TIAA Stable Value separate account, which supports book value separate account agreements, in which case the assets are accounted for at amortized cost. Separate account liabilities reflect the contractual obligations of the insurer arising out of the provisions of the insurance contract.

FHLB debt provides additional liquidity to the Company to support general business operations. FHLB debt held by the Company is generally comprised of short term advances and is reflected as borrowed money within the Company’s financial statements. Borrowings outstanding at December 31, 2024 and 2023, had maturity dates less than three business days from the reporting date. Accordingly, the fair value of the debt is valued using the par value, which approximates fair value.

Deposit-type contracts include funding agreements used in an investment spread capacity. Fair value of funding agreements is determined by discounted cash flow analysis using funding agreement interest rates as of the reporting date. Other deposit-type contracts are valued based on the accumulated account value, which approximates fair value. All deposit-type contracts are classified as Level 3.

Assets and Liabilities Measured and Reported at Fair Value

The following table provides information about the aggregate fair value for financial instruments measured and reported at fair value and their level within the fair value hierarchy as well as investments valued at their NAV at December 31, (in millions):

	2024

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:

Bonds

U.S. Government	$—	$1,157	$—	$—	$1,157

Industrial and miscellaneous	—	559	—	—	559

Total bonds	$—	$1,716	$—	$—	$1,716

Common stock

Industrial and miscellaneous	$1,553	$139	$486	$—	$2,178

Total common stocks	$1,553	$139	$486	$—	$2,178

Preferred stock	$47	$848	$61	$—	$956

Total preferred stocks	$47	$848	$61	$—	$956

Derivatives

Foreign exchange contracts	$—	$779	$—	$—	$779

Total derivatives	$—	$779	$—	$—	$779

Separate accounts assets	$21,891	$1,215	$21,573	$740	$45,419

Total assets at fair value	$23,491	$4,697	$22,120	$740	$51,048

Liabilities at fair value:

Derivatives

Interest rate contracts	$—	$5	$—	$—	$5

Foreign exchange contracts	—	34	—	—	34

Total liabilities at fair value	$—	$39	$—	$—	$39

B-33

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2023

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:

Bonds

U.S. Government	$—	$1,227	$—	$—	$1,227

Industrial and miscellaneous	—	47	—	—	47

Total bonds	$—	$1,274	$—	$—	$1,274

Common stock

Industrial and miscellaneous	$999	$212	$505	$—	$1,716

Total common stocks	$999	$212	$505	$—	$1,716

Preferred stock	$12	$719	$74	$—	$805

Total preferred stocks	$12	$719	$74	$—	$805

Derivatives

Foreign exchange contracts	$—	$367	$—	$—	$367

Total derivatives	$—	$367	$—	$—	$367

Separate accounts assets	$19,402	$155	$24,290	$792	$44,639

Total assets at fair value	$20,413	$2,727	$24,869	$792	$48,801

Liabilities at fair value:

Derivatives

Interest rate contracts	$—	$4	$—	$—	$4

Foreign exchange contracts	—	256	—	—	256

Total liabilities at fair value	$—	$260	$—	$—	$260

Reconciliation of Level 3 assets and liabilities measured and reported at fair value:

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured and reported at fair value using Level 3 inputs at December 31, 2024 (in millions):

	Balance at 1/1/2024	Transfers into Level 3		Transfers out of Level 3	Total gains & (losses) included in Net Income	Total gains & (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2024
Bonds	$—	$—		$—	$(4)	$3	$—	$1	$—	$—	$—

Common stock	505	—		—	26	(25)	2,210	—	(2,230)	—	486

Preferred stock	74	9	a	—	(7)	(4)	—	—	(11)	—	61

Separate account assets	24,290	—		—	(356)	(1,394)	774	—	(1,679)	(62)	21,573

Total	$24,869	$9		$—	$(341)	$(1,420)	$2,984	$1	$(3,920)	$(62)	$22,120

(a)	The Company transferred Preferred stock into Level 3 that is measured and reported at fair value.

B-34

continued

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured and reported at fair value using Level 3 inputs at December 31, 2023 (in millions):

	Beginning balance at 1/1/2023	Transfers into Level 3		Transfers out of Level 3		Total gains (losses) included in Net Income	Total gains (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2023
Bonds	$—	$10	a	$(4)	b	$(12)	$(1)	$—	$7	$—	$—	$—

Common stock	511	—		—		—	(4)	2,618	—	(2,620)	—	505

Preferred stock	66	—		—		2	18	—	—	(12)	—	74

Separate account assets	28,460	—		—		(95)	(4,380)	285	—	—	20	24,290

Total	$29,037	$10		$(4)		$(105)	$(4,367)	$2,903	$7	$(2,632)	$20	$24,869

(a)	The Company transferred bonds into Level 3 that were measured and reported at fair value.
(b)	The Company transferred bonds out of Level 3 that were not measured and reported at fair value.

The Company’s policy is to recognize transfers into and out of Level 3 at the actual date of the event or change in circumstances that caused the transfer.

Quantitative Information Regarding Level 3 Fair Value Measurements

The following table provides quantitative information on significant unobservable inputs (Level 3) used in the fair value measurement of assets that are measured and reported at fair value at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Equity securities:

Common stock	$486	Market comparable	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple	7.25x-12.00x	9.57x

		Equity method	Company Financials	1.0x	1.0x

		Exchange Traded - Close price	Contractual Price	$135.5	$135.5

		Market comparable	Revenue Multiple	7.2x	7.2x

Preferred stock	$61	Market comparable	EBITDA multiple	13.5x	13.5x

		Market comparable	Price-to-book multiple	2.5x	2.5x

		Market comparable	Market Yield	12.56x	12.56x

Separate account assets:

Real estate properties and real estate joint ventures	$20,852

Office properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.5% - 11.0% 5.0% - 9.5%	8.5% 6.9%

		Income approach - direct capitalization	Overall capitalization rate	5.0% - 13.8%	6.9%

Industrial properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 8.5% 5.3% - 7.0%	7.3% 5.7%

		Income approach - direct capitalization	Overall capitalization rate	4.3% - 6.5%	5.3%

Residential properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 8.0% 5.0% - 6.8%	7.0% 5.6%

B-35

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

		Income approach - direct capitalization	Overall capitalization rate	4.5% - 6.5%	5.1%

Retail properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 12.0% 5.5% - 9.5%	7.7% 6.6%

		Income approach - direct capitalization	Overall capitalization rate	5.3% - 9.0%	6.1%

Hotel properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	10.0% 8.3%	10.0% 8.3%

		Income approach - direct capitalization	Overall capitalization rate	7.8%	7.8%

Separate account real estate assets include the values of the related mortgage loans payable in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Mortgage loans payable	$(1,586)

Office properties		Discounted cash flow	Loan-to-value ratio	43.2% - 78.4%	69.9%

			Equivalency rate	6.0% - 6.5%	6.4%

			Loan-to-value ratio	43.2% - 78.4%	69.9%

		Net present value	Weighted average cost of	1.1 - 1.7	1.4
			capital risk premium
			multiple

Industrial properties			Loan-to-value ratio	30.0% - 40.5%	34.1%

		Discounted cash flow

			Equivalency rate	6.0% - 6.1%	6.0%

			Loan-to-value ratio	30.0% - 40.5%	34.1%

		Net present value	Weighted average cost of	1.1 - 1.1	1.1
			capital risk premium
			multiple

Residential properties		Discounted cash flow	Loan-to-value ratio	45.6% - 73.8%	57.7%

			Equivalency rate	5.7% - 7.1%	6.4%

			Loan-to-value ratio	45.6% - 73.8%	57.7%

		Net present value	Weighted average cost of	1.2 - 1.4	1.3
			capital risk premium
			multiple

Retail properties		Discounted cash flow	Loan-to-value ratio	48.5% - 73.1%	54.0%

			Equivalency rate	5.7% - 7.2%	5.8%

			Loan-to-value ratio	48.5% - 73.1%	54.0%

		Net present value	Weighted average cost of	1.2 - 1.4	1.3
			capital risk premium
			multiple

Separate account real estate assets include the values of the related loan receivable in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

Loan receivable	$1,375

Office properties		Discounted cash flow	Loan-to-value ratio	52.7% - 78.2%	65.7%

			Equivalency rate	8.8% - 32.6%	14.5%

Industrial properties		Discounted cash flow	Loan-to-value ratio	35.8% - 72.6%	54.3%

			Equivalency rate	5.3% - 8.3%	6.4%

Residential properties		Discounted cash flow	Loan-to-value ratio	69.9% - 72%	71.0%

			Equivalency rate	7.7% - 9%	8.1%

Retail properties		Discounted cash flow	Loan-to-value ratio	66.9% - 66.9%	66.9%

			Equivalency rate	24.0% - 24.0%	24.0%

B-36

continued

Separate account real estate assets include the values of the real estate operating business in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

Real estate operating business	$932

		Discounted cash flow	Discount rate	12.5%	12.5%

			Terminal growth rate	10.8%	10.8%

		Market approach	EBITDA multiple	31.7x	31.7x

			Terminal EBITDA Multiple	20.0x	20.0x

Additional Qualitative Information on Fair Valuation Process

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. The procedures and framework for fair value methodologies are approved by the TIAA Valuation Committee. The valuation teams are responsible for the determination of fair value in accordance with the procedures and framework approved by the TIAA Valuation Committee.

The valuation teams (1) compare price changes between periods to current market conditions, (2) compare trade prices of securities to fair value estimates, (3) compare prices from multiple pricing sources, and (4) perform ongoing vendor due diligence to confirm that independent pricing services use market-based parameters for valuation. Internal and vendor valuation methodologies are reviewed on an ongoing basis and revised as necessary based on changing market conditions to ensure values represent a reasonable exit price.

Markets in which the Company’s fixed income securities trade are monitored by surveying the Company’s traders. The valuation teams determine if liquidity is active enough to support a Level 2 classification. Use of independent non-binding broker quotations may indicate a lack of liquidity or the general lack of transparency in the process to develop these price estimates, causing them to be considered Level 3.

Level 3 equity investments generally include private equity co-investments along with general and limited partnership interests. Values are derived by the general partners. The partners generally fair value these instruments based on projected net earnings, earnings before interest, taxes depreciation and amortization, discounted cash flow, public or private market transactions, or valuations of comparable companies. When using market comparables, certain adjustments may be made for differences between the reference comparable and the investment, such as liquidity. Investments may also be valued at cost for a period of time after an acquisition, as the best indication of fair value.

With respect to real property investments in TIAA’s Real Estate Account, each property is appraised, and each mortgage loan is valued, at least once every calendar quarter. Each property is appraised by an independent, third party appraiser, reviewed by the Company’s internal appraisal staff and as applicable, the Real Estate Account’s independent fiduciary. Any differences in the conclusions of the Company’s internal appraisal staff and the independent appraiser are reviewed by the independent fiduciary, who will make a final determination. The independent fiduciary was appointed by a special subcommittee of the Investment Committee of TIAA Board of Trustees to, among other things, oversee the appraisal process. The independent fiduciary must approve all independent appraisers used by the Real Estate Account.

Mortgage loans payable are valued internally by the valuation teams, and reviewed by the Real Estate Account’s independent fiduciary, at least quarterly based on market factors, such as market interest rates and spreads for comparable loans, the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral), the liquidity for mortgage loans of similar characteristics, the maturity date of the loan, the return demands of the market.

The loans receivable are valued internally by the valuation teams, and reviewed by the Real Estate Account’s independent fiduciary, at least quarterly based on market factors, such as market interest rates and spreads for comparable loans, the liquidity for loans of similar characteristics, the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral) and the credit quality of the counterparty. The Real Estate Account continues to use the revised value after valuation adjustments for the loan receivable to calculate the Account’s daily NAV until the next valuation review.

B-37

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 11 – Restricted Assets

The following tables provide information on the amounts and nature of assets pledged to others as collateral or otherwise restricted by the Company as of December 31, (in millions):

						2024
	1	2	3	4	5	6	7	8	9	10	11
		G/A								Gross	Admitted
	Total	Supporting				Total			Total
Restricted		Separate	Total S/A	S/A Assets	Total		Increase /	Total Non		(Admitted &	Restricted
	General	Account				From			Admitted	Nonadmitted)	to Total
Asset	Account	(S/A)	Restricted	Supporting	(1 plus	Prior	(Decrease)	admitted	Restricted	Restricted to	Admitted
Category	(G/A)	Activity	Assets	G/A Activity	3)	Year	(5 minus 6)	Restricted	(5 minus 8)	Total Assets	Assets

Collateral held under security lending agreements	$1,373	$—	$2	$—	$1,375	$652	$723	$—	$1,375	0.39%	0.39%

FHLB capital stock	373	—	—	—	373	367	6	—	373	0.11%	0.11%

On deposit with states	15	—	—	—	15	16	(1)	—	15	—%	—%

Pledged as collateral to FHLB (including assets backing funding agreements)	9,108	—	—	—	9,108	8,729	379	—	9,108	2.56%	2.60%

Pledged as collateral not captured in other categories	1,186	—	—	—	1,186	231	955	—	1,186	0.33%	0.34%

Other restricted assets	—	—	48	—	48	37	11	—	48	0.01%	0.01%

Total restricted assets	$12,055	$—	$50	$—	$12,105	$10,032	$2,073	$—	$12,105	3.40%	3.45%

						2023
	1	2	3	4	5	6	7	8	9	10	11
		G/A								Gross	Admitted
	Total	Supporting				Total			Total
Restricted		Separate	Total S/A	S/A Assets	Total		Increase /	Total Non		(Admitted &	Restricted
	General	Account				From			Admitted	Nonadmitted)	to Total
Asset	Account	(S/A)	Restricted	Supporting	(1 plus	Prior	(Decrease)	admitted	Restricted	Restricted to	Admitted
Category	(G/A)	Activity	Assets	G/A Activity	3)	Year	(5 minus 6)	Restricted	(5 minus 8)	Total Assets	Assets

Collateral held under security lending agreements	$652	$—	$—	$—	$652	$1,332	$(680)	$—	$652	0.19%	0.19%

FHLB capital stock	367	—	—	—	367	369	(2)	—	367	0.10%	0.11%

On deposit with states	16	—	—	—	16	16	—	—	16	0.01%	0.01%

Pledged as collateral to FHLB (Including assets backing funding agreements)	8,729	—	—	—	8,729	8,780	(51)	—	8,729	2.49%	2.52%

Pledged as collateral not captured in other categories	231	—	—	—	231	31	200	—	231	0.07%	0.07%

Other restricted assets	—	—	37	—	37	45	(8)	—	37	0.01%	0.01%

Total restricted assets	$9,995	$—	$37	$—	$10,032	$10,573	$(541)	$—	$10,032	2.87%	2.91%

The pledged as collateral not captured in other categories represents derivative collateral the Company has pledged and collateral pledged associated with forward loan purchase agreements.

The other restricted assets represents real estate deposits held within separate accounts.

B-38

continued

The following tables provide the collateral received and reflected as assets by the Company and the recognized obligation to return collateral assets as of December 31, (in millions):

	2024
Collateral Assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	BACV to Total Assets (Admitted and Nonadmitted)	BACV to Total Admitted Assets
General Account:

Cash, cash equivalents and short-term investments	$1,570	$1,570	0.51%	0.52%

Securities lending collateral assets	1,373	1,373	0.45%	0.46%

Total General Account Collateral Assets	$2,943	$2,943	0.96%	0.98%

Separate Account:

Securities lending collateral assets	$2	$2	—%	—%

Total Separate Account Collateral Assets	$2	$2	—%	—%

	2024
	Amount	% of Total Liabilities
Recognized Obligation to Return Collateral Asset (General Account)	$2,943	1.13%

Recognized Obligation to Return Collateral Asset (Separate Account)	$2	—%

	2023

Collateral Assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	BACV to Total Assets (Admitted and Nonadmitted)	BACV to Total Admitted Assets
General Account:

Cash, cash equivalents and short-term investments	$1,039	$1,039	0.34%	0.35%

Securities lending collateral assets	652	652	0.21%	0.22%

Total General Account Collateral Assets	$1,691	$1,691	0.55%	0.57%

Separate Account:

Securities lending collateral assets	$2	$2	—%	—%

Total Separate Account Collateral Assets	$2	$2	—%	—%

	2023
	Amount	% of Total Liabilities

Recognized Obligation to Return Collateral Assets (General Account)	$1,691	0.66%

Recognized Obligation to Return Collateral Asset (Separate Account)	$2	—%

The Company receives primarily cash collateral for derivatives. The Company reinvests the cash collateral or uses the cash for general corporate purposes.

Note 12 – Derivative Financial Instruments

The Company uses derivative instruments for economic hedging and asset replication purposes. The Company does not engage in derivative financial instrument transactions for speculative purposes. The Company does not enter into derivative financial instruments with financing premiums.

Counterparty and Credit Risk: Derivative financial instruments used by the Company may be exchange-traded or contracted in the over-the-counter market (“OTC”). The Company’s OTC derivative transactions are cleared and settled through central clearing counterparties (“OTC-cleared”) or through bilateral contracts with other counterparties (“OTC-bilateral”). Should an OTC-bilateral counterparty fail to perform its obligations under contractual terms, the Company may be exposed to credit-related losses. The current credit exposure of the Company’s derivatives is limited to the net positive fair value of derivatives at the reporting date, after taking into consideration the existence of netting

B-39

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

agreements and any collateral received. All of the credit exposure for the Company from OTC-bilateral contracts is with investment grade counterparties. The Company also monitors its counterparty credit quality on an ongoing basis.

The Company currently has International Swaps and Derivatives Association (“ISDA”) master swap agreements in place with each derivative counterparty relating to OTC transactions. In addition to the ISDA agreement, Credit Support Annexes (“CSA”), which are bilateral collateral agreements, are put in place with a majority of the Company’s derivative OTC-bilateral counterparties. The CSAs allow the Company’s mark-to-market exposure to a counterparty to be collateralized by the posting of cash or highly liquid U.S. government securities. The Company also exchanges cash and securities margin for derivatives traded through a central clearinghouse. Due to the level of material swap exposure, the Company also entered Uncleared Margin Rules (“UMR”) agreements with certain non-clearinghouse counterparties to adhere to Initial Margin (“IM”) obligations for uncleared swap transactions. As of December 31, 2024 and 2023, counterparties pledged the following cash and initial margins to the Company (in millions):

	December 31,
	2024	2023

Cash collateral and margin	$1,570	$1,039

Securities collateral and margin	$398	$184

The Company must also post collateral or margin to the extent its net position with a given counterparty or clearinghouse is at a loss relative to the counterparty. As of December 31, 2024 and 2023, the Company pledged the following collateral and initial margins to its counterparties (in millions):

	December 31,
	2024	2023

Cash collateral and margin	$5	$129

Securities collateral and margin	$1,113	$88

The amount of accounting loss the Company will incur if any party to the derivative contract fails completely to perform according to the terms of the contract and the collateral or other security, if any, for the amount due proved to be of no value to the Company is equal to the gross asset value and accrued interest receivable of all derivative contracts which, as of December 31, 2024 and 2023, were $2,066 million and $1,491 million, respectively.

Certain of the Company’s master swap agreements governing its derivative instruments contain provisions that require the Company to maintain a minimum credit rating from two of the major credit rating agencies. If the Company’s credit rating falls below the specified minimum, each of the counterparties to agreements with such requirements could terminate all outstanding derivative transactions between such counterparty and the Company. The termination requires immediate payment of amounts expected to approximate the net liability positions of such transactions with such counterparty. The aggregate fair value of all derivative instruments with credit-risk-related contingent features in a liability position on December 31, 2024 and 2023 were $235 million and $121 million, respectively, for which the Company posted collateral of $244 million and $100 million, respectively, through the normal course of business.

Derivative Types: The Company utilizes the following types of derivative financial instruments and strategies within its portfolio:

Interest Rate Swap Contracts: The Company enters into interest rate swap contracts to economically hedge against the effect of interest rate fluctuations on certain variable interest rate bonds and other commitments. The Company also uses interest rate swap contracts in certain replication synthetic asset transactions. (“RSAT”). RSATs are derivative transactions (the derivative component) established concurrently with other investments (the cash component) in order to “replicate” the investment characteristics of another permissible instrument (the reference entity). The Company does not apply hedge accounting for these derivatives instruments.

Foreign Currency Swap Contracts: The Company enters into foreign currency swap contracts and forward foreign currency swap contracts to exchange fixed and variable amounts of foreign currency at specified future dates and at specified rates (in U.S. dollars) as a cash flow hedge to manage currency risks on investments denominated in foreign currencies. The Company applies hedge accounting to certain of these derivatives instruments and fair value accounting to the majority of these derivatives instruments.

B-40

continued

Foreign Currency Forward Contracts: The Company enters into foreign currency forward contracts to exchange foreign currency at specified future dates and at specified rates (in U.S. dollars) to manage currency risks on investments denominated in foreign currencies. The Company does not apply hedge accounting for these derivatives instruments.

Purchased Credit Default Swap Contracts: The Company purchases credit default swaps to hedge against unexpected credit events on selective investments held in the Company’s investment portfolio. The Company pays a periodic fee in exchange for the right to put the underlying investment back to the counterparty at par upon a credit event by the underlying referenced issuer. Credit events are typically defined as bankruptcy, failure to pay, or certain types of restructuring. The Company does not apply hedge accounting for these derivatives instruments.

Written Credit Default Swaps used in Replication Transactions: Credit default swaps are used by the Company in conjunction with long-term bonds as RSAT. The Company sells credit default swaps on single name corporate or sovereign credits, credit indices, or credit index tranches and provides credit default protection to the buyer. Events or circumstances that would require the Company to perform under a written credit default swap may include, but are not limited to, bankruptcy, failure to pay, debt moratorium, debt repudiation, debt restructuring, or default. The Company does not apply hedge accounting for these derivatives instruments.

Asset Swap Contracts: The Company enters into asset swap contracts to hedge against inflation risk associated with its TIPS. The Company also uses asset swap contracts in certain RSATs. For hedges of its TIPS, the Company pays all cash flows received from the TIPS security to the counterparty in exchange for fixed interest rate coupon payments. The Company applies hedge accounting for asset swaps used in hedging transactions, and does not apply hedge accounting for asset swaps used in RSATs.

Total Return Swap Contracts: The Company enters into total return swap contracts in conjunction with long-term bonds as part of its RSAT strategy. The Company does not apply hedge accounting for these derivatives instruments.

Bond Forward Contracts: The Company enters into forward bond contracts to purchase an identified bond at a specified price on a future date as part of its RSAT strategy. The Company does not apply hedge accounting for these derivatives instruments.

The table below illustrates the change in net unrealized capital gains and losses and realized capital gains and losses from derivative instruments. Instruments utilizing hedge accounting treatment are shown as qualifying hedge relationships. Instruments that utilize fair value accounting are shown as non-qualifying hedge relationships. Derivatives used in replication strategies are shown as derivatives used for other than hedging purposes (in millions):

	December 31, 2024		December 31, 2023		December 31, 2022
	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)
Qualifying hedge relationships

Foreign currency swap	$246	$2	$(101)	$(3)	$296	$11

Total qualifying hedge relationships	$246	$2	$(101)	$(3)	$296	$11

Non-qualifying hedge relationships

Foreign currency swaps	$195	$(7)	$(417)	$85	$476	$33

Foreign currency forwards	444	2	(147)	28	(37)	412

Interest rate contracts	(1)	—	86	(172)	(103)	—

Total non-qualifying hedge relationships	$638	$(5)	$(478)	$(59)	$336	$445

Derivatives used for other than hedging purposes	$—	$(105)	$—	$19	$—	$3

Total derivatives	$884	$(108)	$(579)	$(43)	$632	$459

Events or circumstances that would require the Company to perform under a written credit derivative position may include, but are not limited to, bankruptcy, failure to pay, debt moratorium, debt repudiation, restructuring of debt and acceleration, or default. The maximum potential amount of future payments (undiscounted) the Company could be required to make

B-41

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

under the credit derivative is represented by the notional amount of the contract. Should a credit event occur, the amounts owed to a counterparty by the Company may be subject to recovery provisions that include, but are not limited to:

1.	Notional amount payment by the Company to Counterparty and/or delivery of physical security by Counterparty to the Company.
2.	Notional amount payment by the Company to Counterparty net of contractual recovery fee.
3.	Notional amount payment by the Company to Counterparty net of auction determined recovery fee.

The Company will record an other-than-temporary impairment loss on a derivative position if an existing condition or set of circumstances indicates there is a limited ability to recover an unrealized loss.

The Company enters into replication transactions whereby credit default swaps have been written by the Company on credit indices, credit index tranches, or single name corporate or sovereign credits. Credit index positions represent replications where credit default swaps have been written by the Company on the Dow Jones North American Investment Grade Series of indexes (“DJ.NA.IG”). Each index is comprised of 125 liquid investment grade credits domiciled in North America and represents a broad exposure to the investment grade corporate market. Index positions also represent replications where credit default swaps have been written by the Company on the Dow Jones North American High Yield Series of indexes (“DJ.NA.HY”). Each index is comprised of 100 high yield credits domiciled in North America and represents a broad exposure to the high yield corporate market.

The Company writes contracts on the “Senior” tranche of the Dow Jones North American Investment Grade Index Series, whereby the Company is obligated to perform should the default rates of each index fall between 7%-15%. The Company also writes contracts on the “Super Senior” tranche of the Dow Jones North American High Yield Index Series, whereby the Company is obligated to perform should the default rates of each index fall between 35%-100%. The maximum potential amount of future payments (undiscounted) the Company could be required to make under these positions is represented by the notional amount of the contracts.

Information related to the credit quality of replication positions involving credit default swaps appears below. The values below are listed in order of their NAIC credit designation, with a designation of 1 having the highest credit quality based on the underlying asset referenced by the credit default swap (in millions):

		December 31, 2024			December 31, 2023

				Weighted			Weighted
		CDS	CDS	Average	CDS	CDS	Average
RSAT NAIC		Notional	Estimated	Years to	Notional	Estimated	Years to
Designation	Referenced Credit Obligation	Amount	Fair Value	Maturity	Amount	Fair Value	Maturity

1 Highest quality	Single name credit default swaps	$—	$—	—	$—	$—	—
	Credit default swaps on indices	12,327	948	4	12,862	991	4

	Subtotal	12,327	948	4	12,862	991	4
2 High quality	Single name credit default swaps	—	—	—	—	—	—
	Credit default swaps on indices	150	3	4	55	2	4

	Subtotal	150	3	4	55	2	4

3 Medium quality	Single name credit default swaps	—	—	—	—	—	—
	Credit default swaps on indices	—	—	—	—	—	—

	Subtotal	—	—	—	—	—	—

	Total	$12,477	$951	4	$12,917	$993	4

B-42

continued

The table below illustrates derivative asset and liability positions held by the Company, including notional amounts, carrying values and estimated fair values. Instruments utilizing hedge accounting treatment are shown as qualifying hedge relationships. Hedging instruments that utilize fair value accounting are shown as non-qualifying hedge relationships. Derivatives used in replication strategies are shown as derivatives used for other than hedging purposes.

	Summary of Derivative Positions
	(in millions)
	December 31, 2024			December 31, 2023
		Carrying	Estimated		Carrying	Estimated
	Notional	Value	FV	Notional	Value	FV
Qualifying hedge relationships

Asset swaps

Assets	$1,210	$—	$(258)	$1,210	$—	$(282)

Liabilities	—	—	—	—	—	—

Foreign currency swaps

Assets	4,634	432	428	3,027	220	266

Liabilities	556	(22)	(9)	1,364	(56)	(57)

Total qualifying hedge relationships	$6,400	$410	$161	$5,601	$164	$(73)

Non-qualifying hedge relationships

Interest rate swaps

Assets	$—	$—	$—	$—	$—	$—

Liabilities	116	(5)	(5)	116	(4)	(4)

Foreign currency swaps

Assets	5,569	488	488	4,044	367	367

Liabilities	1,140	(33)	(33)	2,473	(102)	(99)

Foreign currency forwards

Assets	6,381	291	291	285	—	—

Liabilities	10	(1)	(1)	5,305	(155)	(155)

Total non-qualifying hedge relationships	$13,216	$740	$740	$12,223	$106	$109

Derivatives used for other than hedging purposes

Written credit default swaps

Assets	$8,912	$718	$876	$9,352	$771	$939

Liabilities	3,565	(37)	75	3,565	(48)	53

Asset swaps and total return swaps

Assets	835	—	(7)	835	—	(7)

Liabilities	—	—	—	—	—	—

Bond Forwards

Assets	9,175	—	(879)	9,175	—	(31)

Liabilities	—	—	—	—	—	—

Interest Rate Swaps

Assets	50	—	(9)	50	—	(9)

Liabilities	—	—	—	—	—	—

Total derivatives used for other than hedging purposes	$22,537	$681	$56	$22,977	$723	$945

Total derivatives	$42,153	$1,831	$957	$40,801	$993	$981

For the year ended December 31, 2024 and 2023, the average fair value of derivatives used for other than hedging purposes, was $452 million and $626 million.

B-43

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 13 – Separate Accounts

The TIAA Separate Account VA-1 (“VA-1”) is a segregated investment account established on February 16, 1994 under the insurance laws of the State of New York for the purpose of issuing and funding after-tax variable annuity contracts for employees of non-profit institutions organized in the United States, including governmental institutions. VA-1 is registered with the Securities and Exchange Commission, (the “Commission”) effective November 1, 1994 as an open-end, diversified management investment company under the Investment Company Act of 1940. VA-1 consists of a single investment portfolio, the Stock Index Account (“SIA”). The SIA was established on October 3, 1994 and invests in a diversified portfolio of equity securities selected to track the overall market for common stocks publicly traded in the United States.

The TIAA Real Estate Account (“REA” or “VA-2”) is a segregated investment account organized on February 22, 1995, under the insurance laws of the State of New York for the purpose of providing an investment option to TIAA’s pension customers to direct investments to an investment vehicle that invests primarily in real estate. VA-2 is registered with the Commission under the Securities Act of 1933 effective October 2, 1995. VA-2’s target is to invest between 75% and 85% of its assets directly in real estate or in real estate-related investments, with the remainder of its assets invested in publicly-traded securities and other instruments easily converted to cash to maintain adequate liquidity. During 2024, REA’s liquid assets have comprised less than 10% of its net assets, primarily due to higher contract owner withdrawals driven by unfavorable market trends in the U.S. commercial real estate market, with elevated interest rates negatively impacting property values.

The TIAA Separate Account VA-3 (“VA-3”) is a segregated investment account organized on May 17, 2006 under the laws of the State of New York for the purposes of funding individual and group variable annuities for retirement plans of employees of colleges, universities, other educational and research organizations, and other governmental and non-profit institutions. VA-3 is registered with the Commission as an investment company under the Investment Company Act of 1940, effective September 29, 2006, and operates as a unit investment trust.

The TIAA Stable Value Separate Account (“TSV”) is an insulated, non-unitized separate account established on March 31, 2010 qualifying under New York Insurance Law 4240(a)(5)(ii). The separate account supports a flexible premium group deferred fixed annuity contract intended to be offered to employer sponsored retirement plans. The assets of this account are carried at book value.

In accordance with the domiciliary state procedures for approving items within the separate accounts, the separate accounts classification of the following items are supported by a specific state statute:

Product Identification	Product Classification	State Statute Reference

TIAA Separate Account VA-1	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Real Estate Account	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Separate Account VA-3	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Stable Value	Group deferred fixed annuity	Section 4240(a)(5)(ii) of the New York Insurance Law

The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the General Account.

The Company’s separate account statement includes legally insulated assets as of December 31 attributed to the following products (in millions):

Product	2024	2023

TIAA Real Estate Account	$23,656	$25,269

TIAA Separate Account VA-3	20,447	18,163

TIAA Separate Account VA-1	1,316	1,208

TIAA Stable Value	3,086	2,985

Total	$48,505	$47,625

B-44

continued

In accordance with the products recorded within the separate accounts, some separate account liabilities are guaranteed by the General Account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the General Account.

The General Account provides the REA with a liquidity guarantee to ensure it has funds available to meet participant transfer or cash withdrawal requests. When the REA cannot fund participant requests, the General Account will fund the requests by purchasing accumulation units in the REA. Under this agreement, the Company guarantees participants will be able to redeem their accumulation units at their accumulation unit value determined after the transfer or withdrawal request is received in good order. See Note 20 – Contingencies and Guarantees for additional disclosures on purchases of accumulation units in the REA during 2024.

Additional information regarding separate accounts of the Company is as follows for the years ended December 31, (in millions):

	2024

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$661	$—	$5,076	$5,737

Reserves

For accounts with assets at:

Fair value	$—	$—	$43,398	$43,398

Amortized cost	2,895	—	—	2,895

Total reserves	$2,895	$—	$43,398	$46,293

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,895	$—	$—	$2,895

At fair value	—	—	43,398	43,398

Total reserves	$2,895	$—	$43,398	$46,293

*Withdrawable at book value without adjustment or charge.

	2023

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$547	$—	$3,720	$4,267

Reserves

For accounts with assets at:

Fair value	$—	$—	$42,392	$42,392

Amortized cost	2,822	—	—	2,822

Total reserves	$2,822	$—	$42,392	$45,214

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,822	$—	$—	$2,822

At fair value	—	—	42,392	42,392

Total reserves	$2,822	$—	$42,392	$45,214

*Withdrawable at book value without adjustment or charge.

B-45

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2022

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$837	$—	$4,347	$5,184

Reserves

For accounts with assets at:

Fair value	$—	$—	$46,032	$46,032

Amortized cost	2,870	—	—	2,870

Total reserves	$2,870	$—	$46,032	$48,902

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,870	$—	$—	$2,870

At fair value	—	—	46,032	46,032

Total reserves	$2,870	$—	$46,032	$48,902

*Withdrawable at book value without adjustment or charge.

The following is a reconciliation of transfers to (from) the Company to the separate accounts for the years ended December 31, (in millions):

	2024	2023	2022
Transfers reported in the Summary of Operations of the separate accounts statement:

Transfers to separate accounts	$6,099	$4,562	$5,565

Transfers from separate accounts	(6,781)	(7,511)	(5,971)

Reconciling adjustments:

Fund transfer exchange gain (loss)	—	—	(1)

Transfers reported in the Summary of Operations of the Life, Accident & Health Annual Statement	$(682)	$(2,949)	$(407)

Note 14 – Policy and Contract Reserves

Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial methodology. The reserves are based on assumptions for interest, mortality and other risks insured.

For annuities and supplementary contracts, policy and contract reserves are calculated using Commissioner’s Annuity Reserve Valuation Method (“CARVM”) in accordance with New York State Regulation 151, New York State Regulation 213, and VM-21 as applicable.

The Company has established policy reserves on deferred and payout annuity contracts issued January 1, 2001 and later that exceed the minimum amounts determined under Appendix A-820, “Minimum Life and Annuity Reserve Standards” of NAIC SAP. The excess above the minimum is as follows (in millions):

	December 31, 2024	December 31, 2023

Deferred and payout annuity contracts issued after 2000	$4,309	$4,132

The Company performed asset adequacy analysis in order to test the adequacy of its reserves in light of the assets supporting such reserves. This analysis reflected the requirements of the NYDFS and the NYDFS Special Considerations Letter, which specifies certain requirements related to reserves and asset adequacy analysis. The Company determined that its reserves are sufficient to meet its obligations for the years ending December 31, 2024 and 2023.

B-46

continued

For ordinary and collective life insurance, reserves for all policies are calculated in accordance with New York State Insurance Regulation 147. Reserves for regular life insurance policies are computed by the Net Level Premium method for issues prior to January 1, 1990, and by the Commissioner’s Reserve Valuation Method for the vast majority of issues on and after such date. Five-year renewable term policies issued on or after January 1, 1994 use the greater of unitary and segmented reserves, where each segment is equal to the term period. Annual renewable term policies and cost of living riders issued on and after January 1, 1994, uses the segmented reserves, where each segment is equal to one year in length.

Liabilities for incurred but not reported life insurance claims are based on historical experience and set equal to a percentage of expected claims. Reserves for amounts not yet due for incurred but not reported disability waiver of premium claims are a percentage of the total active lives disability waiver of premium reserve.

As of December 31, 2024 and 2023, the Company had $124 million and $141 million, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standard of valuation set by the Department.

The Tabular Interest, Tabular Less Actual Reserve Released and Tabular Cost are determined by formulae as prescribed by the NAIC except for deferred annuities, for which tabular interest is determined from the basic data.

Withdrawal characteristics of individual annuity reserves, group annuity reserves, and deposit-type contract funds for the years ended December 31, are as follows (in millions):

	2024
INDIVIDUAL ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$21,963	$21,963	11.8%

At book value without adjustment (minimal or no charge or adjustment)	29,365	—	—	29,365	15.9%

Not subject to discretionary withdrawal	133,713	—	—	133,713	72.3%

Total (direct + assumed)	$163,078	$—	$21,963	$185,041	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$163,078	$—	$21,963	$185,041

	2023
INDIVIDUAL ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$22,426	$22,426	12.0%

At book value without adjustment (minimal or no charge or adjustment)	30,096	—	—	30,096	16.2%

Not subject to discretionary withdrawal	133,626	—	—	133,626	71.8%

Total (direct + assumed)	$163,722	$—	$22,426	$186,148	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$163,722	$—	$22,426	$186,148

B-47

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2024
GROUP ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$21,425	$21,425	22.6%

At book value without adjustment (minimal or no charge or adjustment)	41,356	2,888	—	44,244	46.6%

Not subject to discretionary withdrawal	29,255	—	—	29,255	30.8%

Total (direct + assumed)	$70,611	$2,888	$21,425	$94,924	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$70,611	$2,888	$21,425	$94,924

	2023
GROUP ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$19,954	$19,954	22.4%

At book value without adjustment (minimal or no charge or adjustment)	38,655	2,814	—	41,469	46.7%

Not subject to discretionary withdrawal	27,527	—	—	27,527	30.9%

Total (direct + assumed)	$66,182	$2,814	$19,954	$88,950	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$66,182	$2,814	$19,954	$88,950

	2024
DEPOSIT-TYPE CONTRACTS: (no life contingencies)	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$10	$10	0.1%

At book value without adjustment (minimal or no charge or adjustment)	1,335	7	—	1,342	15.3%

Not subject to discretionary withdrawal	7,434	—	—	7,434	84.6%

Total (direct + assumed)	$8,770	$7	$10	$8,786	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$8,770	$7	$10	$8,786

	2023
DEPOSIT-TYPE CONTRACTS: (no life contingencies)	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$12	$12	0.1%

At book value without adjustment (minimal or no charge or adjustment)	1,284	8	—	1,292	15.2%

Not subject to discretionary withdrawal	7,215	—	—	7,215	84.7%

Total (direct + assumed)	$8,499	$8	$12	$8,519	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$8,499	$8	$12	$8,519

Note 15 – Management Agreements

Under Cash Disbursement and Reimbursement Agreements, the Company serves as the common pay-agent for certain subsidiaries and affiliates. Under management agreements, the Company provides investment advisory and administrative services for TIAA Life and administrative services to VA-1. The Company provided administrative services to TIAA, FSB

B-48

continued

(“the Bank”), a subsidiary of FSB, through July 30, 2023. Additionally, under a General Service and Facilities Agreement with Nuveen, LLC, the Company provides and receives general services at cost inclusive of charges for overhead.

As the common pay-agent, the Company allocated expenses of $2,737 million, $2,572 million and $2,254 million to its various subsidiaries and affiliates for the years ended December 31, 2024, 2023 and 2022, respectively. The expense allocation process determines the portion of the operating expenses attributable to each legal entity based on defined allocation methodologies. These methodologies represent either shared or direct costs depending on the nature of the service provided. At the completion of the allocation process all expenses are assigned to a legal entity.

Activities necessary for the operation of the College Retirement Equities Fund (“CREF”), a companion organization of TIAA, are provided at-cost by the Company and two of its subsidiaries, TIAA-CREF Investment Management, LLC (“TCIM”) and TIAA-CREF Individual and Institutional Services, LLC (“TC Services”). Such services are provided in accordance with an Administrative Service Agreement between CREF and the Company, an Investment Management Agreement between CREF and TCIM, and a Principal Underwriting and Distribution Services Agreement between CREF and TC Services (collectively the “CREF Agreements”). The Company is the common pay-agent for CREF and TC Services. The Company collects the distribution expense reimbursements from CREF and then remits those payments to TC Services. The administration and investment expenses incurred by the Company are included in operating expenses and offset against the related expense reimbursements received from CREF and Nuveen Services, respectively. The expense reimbursements under the CREF Agreements and the equivalent expenses, amounted to approximately $578 million, $577 million, and $518 million for the years ended December 31, 2024, 2023 and 2022, respectively.

TC Services maintains a Distribution Agreement with the Company under which TC Services is the principal underwriter and distributor for variable annuity contracts issued by the Company. Such activities performed by TC Services are reimbursed at cost. The Company paid $13 million, $10 million, and $9 million for the years ended December 31, 2024, 2023, and 2022, respectively for these services. TC Services also maintains a Distribution Agreement with the Company under which TC Services is the distributor for proprietary and non-proprietary mutual funds, whereby the Company does not provide cost reimbursements to TC Services.

The Company had a General Service Agreement through July 30, 2023, whereby the Company provided general administrative services such as technology, marketing, finance, corporate overhead and individual advisory services to the Bank. Expense allocations to the Bank were $44 million and $81 million for the years ended December 31, 2023 and 2022, respectively.

Teachers Advisors, LLC (“Advisors”) provides investment advisory services for VA-1, certain proprietary funds and other separately managed portfolios in accordance with investment management agreements. Nuveen Securities, LLC (“Securities”), an indirect subsidiary of Nuveen, LLC, distributes registered securities for certain proprietary funds and non-proprietary mutual funds.

The Company has Investment Management Agreements with Advisors, Nuveen Alternatives Advisors, LLC, and Churchill Asset Management, wholly owned subsidiaries of Nuveen, LLC, to manage, at a negotiated fee, investments held within the Company’s General Account including investments owned by investment subsidiaries of the Company. As of June 30, 2023, a portion of the Investment Management Agreement between the Company and Nuveen Alternative Advisors, LLC was permanently assigned to Churchill Asset Management. The Company paid $153 million, $155 million, and $164 million to Advisors, and $289 million, $316 million, and $333 million to Nuveen Alternatives Advisors, LLC, for the years ended December 31, 2024, 2023, and 2022, respectively. The Company paid $126 million and $46 million to Churchill Asset Management for the years ended December 31, 2024, and 2023, respectively.

The Company has an Omnibus Service Agreement with Nuveen, LLC, pursuant to which Nuveen, LLC directly or through its subsidiaries agreed to provide services complementary to investment management to the Company at cost, inclusive of charges for overhead. The Company paid $7 million to Nuveen, LLC for each of the years ended December 31, 2024, 2023 and 2022.

The Company has a sublease agreement for certain leases and leasehold improvements with Nuveen Services, LLC. The Company makes the applicable lease payments on behalf of Nuveen Services, LLC and then allocates those costs. Under the sublease agreement, the Company allocated $14 million, $15 million and $15 million to Nuveen Services, LLC for the years ended December 31, 2024, 2023, and 2022, respectively.

B-49

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

All services necessary for the operation of the REA are provided at-cost by the Company and TC Services. The Company provides investment management and administrative services for the REA in accordance with an Investment Management and Administrative Agreement. Distribution services for the REA are provided in accordance with a Distribution Agreement among TC Services, the Company and the REA (collectively the “Agreements”). The Company and TC Services receive payments from the REA on a daily basis according to formulae established annually and adjusted periodically for performance of these Agreements. The daily fee is based on an estimate of the at-cost expenses necessary to operate the REA and is based on projected REA expense and asset levels, with the objective of keeping the fees as close as possible to actual expenses attributable to operating the REA. At the end of each quarter, any differences between the daily fees paid and actual expenses for the quarter are added to or deducted from REA’s fee in equal daily installments over the remaining days in the immediately following quarter. Reimbursements collected under the Agreements amounted to approximately $161 million, $170 million, and $153 million for the periods ended December 31, 2024, 2023 and 2022, respectively.

The Company provides certain separate account guarantees, including a liquidity guarantee to REA, and is compensated for these guarantees. See Note 20 Contingencies and Guarantees for additional information on separate account guarantees.

The Company had a Service Agreement with the Bank through July 30, 2023, whereby the Bank provided general services in support of the Company’s and its subsidiaries’ activities at cost inclusive of charges for overhead. The Company paid $1 million and $5 million to the Bank for the years ended December 31, 2023 and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with Nuveen Investments, an indirect subsidiary of Nuveen, LLC, whereby the Company provides cash disbursements and related services at cost. The Company allocated $101 million, $105 million, and $108 million to Nuveen Investments for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with TIAA Kaspick, LLC (“Kaspick”), an indirect subsidiary of TIAA, whereby the Company provides cash disbursements and related services at cost. The Company allocated $42 million, $40 million, and $37 million to Kaspick for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with TIAA-CREF Tuition Financing, Inc. (“TFI”), a subsidiary of the Company, whereby the Company provides cash disbursements and related services at cost. The Company allocated $100 million, $87 million, and $84 million to TFI for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Service Agreement with TIAA Global Business Services (India) Private Limited (“TIAA India”), an indirect wholly-owned subsidiary of the Company, whereby TIAA India provides information technology and non-technology services for the Company and its affiliates. The Company paid $170 million, $143 million, and $112 million to TIAA India for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Technology Support and Services Agreement with MyVest Corporation (“MyVest”), a wholly-owned subsidiary of the Company, whereby MyVest provides project and program management services for the Company. The Company paid $31 million, $37 million, and $36 million to MyVest for the years ended December 31, 2024, 2023, and 2022, respectively. The Company agrees to provide MyVest administrative services for use in its day to day operations. MyVest reimbursed the Company for administrative services in the amount of $1 million and $2 million for each of the years ended December 31, 2023, and 2022, respectively. No reimbursements were made for the year-ended December 31, 2024.

The Bank provided custody and trustee services to the Company through July 30, 2023. The Company paid $4 million and $6 million to the Bank for the years ended December 31, 2023, and 2022, respectively, for these services. As of July 31, 2023, these services are provided by the Trust pursuant to a general services agreement. The Company paid $7 million and $2 million to the Trust during the years ended December 31, 2024 and 2023, respectively.

The Company has a service and subcontracting agreement with TIAA Shared Services, LLC (“TSS”), a wholly-owned subsidiary of the Company. Under the agreement, TSS serves as an internal administrative service provider for the Company as well as for CREF and the Company’s affiliates with existing administrative services agreements with the Company. The Company pays TSS compensation it receives (and TSS reimburses the Company for disbursements it

B-50

continued

makes) relating to the provision of administrative services for the Company. The Company also reimburses TSS at cost for administrative services provided in support of the Company’s insurance business and the fulfillment of its contractual obligation to provide such services to CREF and the Company’s affiliates. The Company also provides to TSS any services necessary to conduct its operations, and TSS reimburses the Company at cost for these services. TSS reimbursed the Company $666 million, $612 million, and $600 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 16 - Federal Income Taxes

By charter, the Company is a stock life insurance company operating on a non-profit basis. However, the Company has been fully subject to federal income taxation as a stock life insurance company since January 1, 1998.

The application of SSAP No. 101 Income Taxes requires a company to evaluate the recoverability of DTAs and to establish a valuation allowance if necessary to reduce the DTA to an amount which is more likely than not to be realized. Based on the weight of all available evidence, the Company has not recorded a valuation allowance on DTAs at December 31, 2024 or December 31, 2023.

Components of the net deferred tax asset/(liability) are as follows (in millions):

	12/31/2024			12/31/2023			Change
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
			(Col 1+2)			(Col 4+5)	(Col 1–4)	(Col 2–5)	(Col 7+8)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
a) Gross Deferred Tax Assets	$5,525	$2,991	$8,516	$5,318	$2,348	$7,666	$207	$643	$850

b) Statutory Valuation Allowance Adjustments	—	—	—	—	—	—	—	—	—

c) Adjusted Gross Deferred Tax Assets (a–b)	5,525	2,991	8,516	5,318	2,348	7,666	207	643	850

d) Deferred Tax Assets Non-admitted	1,163	2,051	3,214	1,479	1,426	2,905	(316)	625	309

e) Subtotal Net Admitted Deferred Tax Asset (c-d)	4,362	940	5,302	3,839	922	4,761	523	18	541

f) Deferred Tax Liabilities	2,620	896	3,516	2,183	850	3,033	437	46	483

g) Net Admitted Deferred Tax Assets/(Net Deferred Tax Liability) (e–f)	$1,742	$44	$1,786	$1,656	$72	$1,728	$86	$(28)	$58

	12/31/2024			12/31/2023			Change
Admission Calculation	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Components SSAP No. 101			(Col 1+2)			(Col 4+5)	(Col 1–4)	(Col 2–5)	(Col 7+8)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
a) Federal Income Taxes Paid In Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—

b) Adjusted Gross DTA Expected To Be Realized (Excluding The Amount of DTA From (a) above After Application of the Threshold Limitation. (The Lesser of (b)1 and (b)2 Below)	1,742	44	1,786	1,656	72	1,728	86	(28)	58

1. Adjusted Gross DTA Expected to be Realized Following the Balance Sheet Date	1,742	44	1,786	1,656	72	1,728	86	(28)	58

2. Adjusted Gross DTA Allowed per Limitation Threshold	XXX	XXX	5,885	XXX	XXX	6,050	XXX	XXX	(165)

c) Adjusted Gross DTA (Excluding The Amount Of DTA From (a) and (b) above) Offset by Gross DTL	2,620	896	3,516	2,184	850	3,034	436	46	482

d) DTA Admitted as the result of application of SSAP No. 101. Total ((a)+(b)+(c))	$4,362	$940	$5,302	$3,840	$922	$4,762	$522	$18	$540

	2024	2023
Ratio percentage used to determine recovery period and threshold limitation amount	933%	979%

Amount of adjusted capital and surplus used to determine the threshold limitation in (b)2 above (in millions)	$39,231	$40,332

B-51

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	12/31/2024		12/31/2023		Change
Impact of Tax Planning Strategies:	(1)	(2)	(3)	(4)	(5)	(6)
(in millions)					(Col 1–3)	(Col 2–4)
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross DTAs and net admitted DTAs, by tax character as a percentage

Adjusted Gross DTAs Amount From Above	$5,525	$2,991	$5,318	$2,348	$207	$643

Percentage Of Adjusted Gross DTAs By Tax Character Attributable To The Impact Of Tax Planning Strategies	—%	—%	—%	—%	—%	—%

Net Admitted Adjusted Gross DTAs Amount From Above	$4,361	$940	$3,839	$922	$522	$18

Percentage Of Net Admitted Adjusted Gross DTAs By Tax Character Admitted Because Of The Impact Of Tax Planning Strategies	12.48%	—%	19.13%	—%	(6.65)%	—%

The Company supports the admittance of $544 million of DTA with $2,952 million of tax planning strategies. The Company does not have tax planning strategies that include the use of reinsurance.

The Company has no temporary differences for which DTLs are not recognized.

Income taxes incurred consist of the following major components as of December 31, (in millions):

	2024	2023	2022
Current Income Tax:

Federal income tax expense (benefit)	$(548)	$(582)	$(717)

Foreign taxes	1	—	1

Subtotal	$(547)	$(582)	$(716)

Federal income taxes expense on net capital gains	135	(48)	254

Generation/(utilization) of loss carry-forwards	413	630	463

Intercompany tax sharing expense/(benefit)	(139)	(6)	(81)

Federal and foreign income tax expense / (benefit)	$(138)	$(6)	$(80)

	12/31/2024	12/31/2023	Change
Deferred Tax Assets:

Ordinary:

Policyholder reserves	$11	$10	$1

Investments	387	376	11

Policyholder dividends accrual	485	496	(11)

Fixed assets	248	222	26

Compensation and benefits accrual	482	460	22

Net operating loss carry-forward	1,264	932	332

Other (including items < 5% of total ordinary tax assets)	697	715	(18)

Intangible assets – business in force and software	1,951	2,107	(156)

Subtotal	$5,525	$5,318	$207

Statutory valuation allowance adjustment	$—	$—	$—

Non-admitted	1,163	1,479	(316)

Admitted ordinary deferred tax assets	$4,362	$3,839	$523

Capital:

Investments	$2,967	$2,328	$639

Real estate	24	20	4

Subtotal	$2,991	$2,348	$643

Statutory valuation allowance adjustment	$—	$—	$—

Non-admitted	2,051	1,426	625

Admitted capital deferred tax assets	940	922	18

Admitted deferred tax assets	$5,302	$4,761	$541

B-52

continued

	12/31/2024	12/31/2023	Change

Deferred Tax Liabilities:

Ordinary:

Investments	$2,563	$2,080	$483

Reserves transition adjustment	52	102	(50)

Other (including items < 5% of total ordinary tax liabilities)	5	1	4

Subtotal	$2,620	$2,183	$437

Capital:

Investments	$896	$850	$46

Subtotal	$896	$850	$46

Deferred tax liabilities

	$3,516	$3,033	$483

Net Deferred Tax:

Assets/Liabilities	$1,786	$1,728	$58

The provision for federal and foreign income taxes incurred differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference at December 31, 2024 are as follows (in millions):

Description	Tax Effect	Effective Tax Rate

Provision computed at statutory rate	$(340)	21.00%

Dividends received deduction	(56)	3.46

Transfer pricing adjustment	18	(1.10)

Amortization of interest maintenance reserve	(44)	2.70

Statutory impairment of affiliated common stock	7	(0.46)

Other permanent differences	6	(0.35)

Prior year true-ups (TIAA & Subs)	(40)	2.50

Prior year true-ups (TIAA & Subs) - tax credits	(49)	3.00

Current year tax credit activity	13	(0.83)

Current year non-admitted assets	(60)	3.80

Other	21	(1.30)

Total statutory income taxes	$(524)	32.42%

Federal and foreign income tax expense (benefit) - Ordinary	(138)	8.52

Federal and foreign income tax expense (benefit) - Capital	—	—

Change in net deferred income tax charge (benefit)	(386)	23.90

Total statutory income taxes	$(524)	32.42%

As of December 31, 2024, the Company had the following net operating loss carry forwards (in millions):

Year Incurred	Net Operating Losses	Year of Expiration
2022	$1,732	Indefinite
2023	2,573	Indefinite
2024	1,714	Indefinite

Total	$6,019

B-53

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

As of December 31, 2024, the Company had the following foreign tax credit carry forwards (in millions):

Year Incurred	Foreign Tax Credit	Year of Expiration
2015	$45	2025
2018	3	2028
2019	3	2029
2020	1	2030
2021	1	2031
2022	42	2032
2023	37	2033

Total	$132

As of December 31, 2024, the Company has no taxes available for recoupment in the event of future losses.

At December 31, 2024, the Company had no net capital loss carry forwards.

At December 31, 2024, the Company has general business credits of $133 million generated during the years 2005 to 2023 and expiring between 2025 to 2043.

The Company does not have any protective tax deposits on deposit with the Internal Revenue Service under IRC Section 6603.

Beginning in 1998, the Company filed a consolidated federal income tax return with its includable affiliates (the “consolidating companies”). The consolidating companies participate in tax-sharing agreements. Under the general agreement, which applies to all of the below listed entities except those denoted with an asterisk (*), current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

1)	730 Texas Forest Holdings, Inc.	11)	TIAA-CREF Life Insurance Company

2)	GreenWood Resources, Inc.	12)	Terra Land Company

3)	MyVest Corporation	13)	TIAA Board of Governors

4)	NIS/R&T, Inc.*	14)	TIAA-CREF Tuition Financing, Inc.

5)	Nuveen Holdings, Inc.*	15)	TIAA Trust, N.A.

6)	Nuveen Holdings 1, Inc.*	16)	Westchester Group Farm Management, Inc.

7)	Nuveen Investments, Inc.*	17)	Westchester Group Investment Management Holding Company, Inc.

8)	Nuveen Investments Holdings, Inc.*	18)	Westchester Group Investment Management, Inc.

9)	Nuveen Securities, LLC*	19)	Westchester Group Real Estate, Inc.

10)	T-C SP, Inc.

The companies denoted with an asterisk above (collectively, “Nuveen subgroup”), are subject to a separate tax sharing agreement, under which current federal income tax expense (benefit) is computed on a separate subgroup return basis. Under the Agreement, Nuveen Holdings 1, Inc. makes payments to TIAA for amounts equal to the federal income payments that the Nuveen subgroup would be obliged to pay the federal government if the Nuveen subgroup had actually filed a separate consolidated tax return. Nuveen Holdings 1, Inc. is reimbursed for the subgroup losses to the extent that the subgroup tax return reflects a tax benefit that the Nuveen subgroup could have carried back to a prior consolidated return year.

Amounts receivable (payable) from the Company’s subsidiaries for federal income taxes are $2 million and $(91) million at December 31, 2024 and 2023, respectively.

The Company’s tax years 2018 through 2020 are currently under examination by the Internal Revenue Service (“IRS”), and tax years 2021 through 2023 are open to examination.

B-54

continued

The Inflation Reduction Act of 2022 (“the Act”) was enacted on August 16, 2022. The Act included a new Corporate Alternative Minimum Tax (“CAMT”) which is a 15 percent tax on an applicable corporation’s adjusted financial statement income for the tax year, reduced by corporate alternative minimum foreign tax credits. The tax is effective for tax years 2023 and 2024 for applicable corporations.

Pursuant to guidance released by the Statutory Accounting Principles Working Group (“SAPWG”) within INT 23-03, the Company has determined as of the reporting date that it will not be an applicable entity and will not be liable for CAMT in 2024.

Note 17 - Repurchase and Securities Lending Programs

Repurchase Program

The Company has a repurchase program to sell and repurchase securities for the purposes of providing additional liquidity. For repurchase agreements, the Company’s policy requires a minimum of 95% of the fair value of securities transferred under repurchase agreements to be maintained as collateral.

The Company has procedures in place to monitor the value of the collateral held and the fair value of the securities transferred under the agreements. If at any time the value of the collateral received from the counterparty falls below 95% of the fair value of the securities transferred, the Company is entitled to receive additional collateral from its counterparty. The Company monitors the estimated fair value of the securities sold under the agreements on a daily basis with additional collateral sent/obtained as necessary. If the counterparty were to default on its obligation to return the securities sold under the agreement on the repurchase date, the Company has the right to retain the collateral.

During the years ended December 31, 2024 and 2023, the Company engaged in certain repurchase transactions as cash taker. These transactions were “bilateral” in nature and the Company did not engage in any “Tri-party” repurchase transactions during the year. Additionally, there were no securities sold during the years ended December 31, 2024 and 2023 that resulted in default.

As of December 31, 2024 and 2023, the Company had no outstanding repurchase agreements.

Securities Lending Program

The Company has a securities lending program whereby it may lend securities to qualified institutional borrowers to earn additional income. The Company receives collateral (in the form of cash) against the loaned securities and maintains collateral in an amount not less than 102% of the market value of loaned securities during the period of the loan; any additional collateral required due to changes in security values is delivered to the Company the next business day. Cash collateral received by the Company will generally be invested in high-quality short-term instruments or bank deposits.

As of December 31, 2024, the estimated fair value of the Company’s securities on loan under the program was $1,342 million. The estimated fair value of collateral held by the Company for the securities on loan as of December 31, 2024, was reported in “Securities lending collateral assets” with an offsetting collateral liability of $1,373 million included in “Payable for collateral for securities loaned”. This collateral received is cash and has not been sold or re-pledged as of December 31, 2024.

Of the cash collateral received from the program, $1,373 million is held as cash or reinvested in overnight, government backed, repurchase agreements as of December 31, 2024. Thus, the collateral remains liquid and could be returned in the event of a collateral call. The amortized cost and fair value of the reinvested cash collateral by the maturity date of the invested asset is as follows as of December 31, 2024 (in millions):

	Amortized Cost	Fair Value

Open	$1,373	$1,373

Total collateral reinvested	$1,373	$1,373

As of December 31, 2023 the estimated fair value of the Company’s securities on loan under the program was $638 million. The estimated fair value of collateral held by the Company for the securities on loan as of December 31, 2023, was reported in “Securities lending collateral assets” with an offsetting collateral liability of $652 million included in

B-55

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

“Payable for collateral for securities loaned.” This collateral received was cash and had not been sold or re-pledged as of December 31, 2023.

Of the cash collateral received from the program, $652 million was held as cash or reinvested in overnight, government backed, repurchase agreements as of December 31, 2023. Thus, the collateral remains liquid and could be returned in the event of a collateral call. The amortized cost and fair value of the reinvested cash collateral by the maturity date of the invested asset is as follows as of December 31, 2023 (in millions):

	Amortized Cost	Fair Value

Open	$652	$652

Total collateral reinvested	$652	$652

Note 18 - Federal Home Loan Bank of New York Membership and Borrowings

The Company is a member of the FHLBNY. Through its membership, the Company has the ability to conduct business activity (“advances”) with the FHLBNY. It is part of the Company’s strategy to utilize these funds to provide additional liquidity to supplement existing sources. The Company is required to pledge collateral to the FHLBNY in the form of eligible securities for all advances received. The Company considers the amount of collateral pledged to the FHLBNY as the amount encumbered by advances from the FHLBNY at a point in time. The Company has determined the estimated maximum borrowing capacity as about $17,499 million. The Company calculated this amount using 5% of total net admitted assets at the current reporting date.

The following table shows the FHLBNY capital stock held in the General Account as of December 31, (in millions):

	2024	2023

Membership stock - class A	$—	$—

Membership stock - class B	50	50

Activity stock	323	317

Excess stock	—	—

Total	$373	$367

There were no FHLBNY capital stock held in separate accounts as of December 31, 2024 and 2023.

Membership stock at December 31, 2024 and 2023, is not eligible for redemption.

The Company had $7,078 million and $6,876 million in funding agreements and $100 million and $160 million in debt outstanding at December 31, 2024 and December 31, 2023 respectively.

The following table shows the maximum collateral pledged to FHLBNY in the General Account during the year ending December 31, (in millions):

	2024			2023
	Fair Value	Carrying Value	Amount Borrowed at Time of Maximum Collateral	Fair Value	Carrying Value	Amount Borrowed at Time of Maximum Collateral

Total	$9,347	$10,362	$8,280	$9,717	$10,729	$8,657

There was no collateral pledged to FHLBNY in the separate accounts during the years ended December 31, 2024 and 2023.

B-56

continued

The following table shows the maximum borrowing from FHLBNY in the General Account during the year ending December 31, (in millions):

	2024	2023

Debt	$1,785	$2,600

Funding agreements	6,496	6,057

Total	$8,281	$8,657

There were no borrowings from FHLBNY in the separate accounts during the year ended December 31, 2024 and 2023.

The following table shows the collateral pledged to FHLB in the General Account as of December 31, 2024 and 2023 (in millions):

	2024			2023
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing

Total	$8,213	$9,108	$7,178	$7,974	$8,729	$7,036

There was no collateral pledged to FHLB in the separate account as of December 31, 2024 and 2023.

Note 19 – Capital and Contingency Reserves and Shareholders’ Dividends Restrictions

The portion of contingency reserves increased or (reduced) by each item below for the years ended December 31 are as follows (in millions):

	2024	2023	2022
Net income (loss)	$(1,216)	$(674)	$(408)

Change in net unrealized capital gains (losses), net of taxes	71	167	(612)

Change in asset valuation reserve	715	(214)	1,776

Change in net deferred income tax	386	609	271

Change in non-admitted assets	(625)	(471)	(1,289)

Surplus (contributed to) withdrawn from Separate Accounts	(294)	(618)	—

Change in surplus of separate accounts	260	594	—

Change in surplus notes	(349)	—	—

Change in post-retirement benefit liability	(6)	(4)	10

As of December 31, 2024 and 2023, the portion of contingency reserves represented by cumulative net unrealized gains was $3,581 million and $3,503 million, gross of deferred taxes, respectively.

Capital: The Company has 2,500 shares of Class A common stock authorized, issued and outstanding. All of the outstanding common stock of the Company is held by the TIAA Board of Governors, a not-for-profit corporation created for the purpose of holding the common stock of the Company. By charter, the Company operates without profit to its sole shareholder.

Surplus Notes: The following table provides information related to the Company’s outstanding surplus notes as of December 31, 2024 (in millions):

Date Issued	Interest Rate	Original Issue Amount of Note	Carrying Value of Note Prior Year	Carrying Value of Note Current Year	Current Year Interest Expense Recognized	Life-To-Date Interest Expense Recognized	Life-To-Date Principal Paid	Date of Maturity

12/16/2009	6.850%	$2,000	$1,049	$1,049	$72	$1,079	$950	12/16/2039

09/18/2014	4.900%	1,650	1,649	1,649	81	808	—	09/15/2044

05/08/2017	4.270%	2,000	1,994	1,995	85	642	—	05/15/2047

05/07/2020	3.300%	1,250	1,249	1,249	41	187	—	05/15/2050

Total		$6,900	$5,941	$5,942	$279	$2,716	$950

B-57

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

In 2024, the Company called a $350 million fixed to floating surplus note that was issued on September 18, 2014. It bore interest at a fixed annual rate of 4.375% until September 15, 2024, at which time it converted to a floating rate and became callable. The current year interest expense was $16 million.

For the years ended December 31, 2024 and 2023, the Company did not have any related parties as holders of surplus notes or unapproved interest or principal. There were no amounts of current year interest offset or principal paid and the notes were not contractually linked. Surplus note payments are not subject to administrative offsetting and proceeds were not used to purchase assets directly from the holder of the note.

The instruments listed in the above table, are unsecured debt obligations of the type generally referred to as “surplus notes” and are issued in accordance with Section 1307 of the New York Insurance Law. The surplus notes are subordinated in right of payment to all present and future indebtedness, policy claims and other creditor claims of the Company and rank pari passu with any future surplus notes of the Company and with any other similarly subordinated obligations.

The notes were issued in transactions pursuant to Rule 144A under the Securities Act of 1933, as amended, and the notes are evidenced by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company.

No subsidiary or affiliate of the Company is an obligor or guarantor of the notes, which are solely obligations of the Company. No affiliates of the Company hold any portion of the notes.

The notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the Company. Under New York Insurance Law, the notes are not part of the legal liabilities of the Company. The notes are not scheduled to repay any principal prior to maturity. Each payment of interest and principal may be made only with the prior approval of the Superintendent and only out of the Company’s surplus funds, which the Superintendent of the Department determines to be available for such payments under New York Insurance Law. In addition, provided that approval is granted by the Superintendent of the Department, the notes may be redeemed at the option of the Company at any time at the “make-whole” redemption price equal to the greater of the principal amount of the notes to be redeemed, or the sum of the present values of the remaining scheduled interest and principal payments, excluding accrued interest as of the redemption date, discounted to the redemption date on a semi-annual basis at the adjusted Treasury rate plus a pre-defined spread, plus in each case, accrued and unpaid interest payments on the notes to be redeemed to the redemption date.

Dividend Restrictions: The Company is subject to stockholder dividend restrictions under the New York Insurance Law. However, all of the outstanding common stock of the Company is collectively held by TIAA Board of Governors, a non-profit corporation created to hold the stock of the Company, and therefore the Company does not make stockholder dividend payments.

Note 20 – Contingencies and Guarantees

Subsidiary and Affiliate Guarantees:

At December 31, 2024, the Company has a financial support agreement with TIAA Life. Under this agreement, the Company will provide support so TIAA Life will have the greater of (a) capital and surplus of $250 million or (b) the amount of capital and surplus necessary to maintain TIAA Life’s capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or such other amount as necessary to maintain TIAA Life’s financial strength rating at least the same as the Company’s rating at all times. Since this obligation is not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. At December 31, 2024, the capital and surplus of TIAA Life was in excess of the minimum capital and surplus amount referenced, and its total adjusted capital was in excess of the referenced RBC-based amount calculated at December 31, 2024.

The Company has agreed that it will cause TIAA Life to be sufficiently funded at all times in order to meet all its contractual obligations on a timely basis including, but not limited to, obligations to pay policy benefits and to provide policyholder services. This agreement is not an evidence of indebtedness or an obligation or liability of the Company and does not provide any creditor of TIAA Life with recourse to or against any of the assets of the Company.

B-58

continued

The Company has unconditionally guaranteed $1,000 million in 4.0% senior unsecured notes issued by Nuveen, LLC due in 2028. The Company agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by Nuveen, LLC. The guarantee is made to/on behalf of a wholly-owned subsidiary, and as such the liability is excluded from recognition. The maximum potential amount of future payments the Company could be required to make under the guarantee as of December 31, 2024, is $1,160 million, which includes the future undiscounted interest payments. Should action under the guarantee be required, the Company would contribute cash to Nuveen, LLC, to fund the obligation, thereby increasing the Company’s investment in Nuveen, LLC, as reported in other invested assets. Based on Nuveen, LLC’s financial position and operations, the Company views the risk of performance under this guarantee as remote.

Additionally, the Company has the following agreements and lines of credit with subsidiaries, affiliates, and other related parties:

The Company provides a $100 million unsecured 364-day revolving line of credit arrangement with TIAA Life. $75 million of this facility is maintained on a committed basis with an expiration date of June 27, 2025. As of December 31, 2024, there were no balances outstanding.

The Company also provides a $1,000 million uncommitted line of credit to certain accounts of CREF and certain TIAA-CREF Funds (“Funds”). Loans under this revolving credit facility are for a maximum of 60 days and are made solely at the discretion of the Company to fund shareholder redemption requests or other temporary or emergency needs of CREF and the Funds. As of December 31, 2024, there were no balances outstanding. It is the intent of the Company, CREF, and the Funds to use this facility as a supplemental liquidity facility, which would only be used after CREF and the Funds have exhausted the availability of the current $500 million committed credit facility maintained with a group of banks.

The Company guarantees CREF transfers to the Company for the immediate purchase of lifetime payout annuities will produce guaranteed payments that will never be less than the amounts calculated at the stipulated interest rate and mortality defined in the applicable CREF contract.

The Company provides a $100 million unsecured 364-day revolving line of credit arrangement with the Trust. $100 million of this facility is maintained on a committed basis with an expiration date of June 30, 2025. As of December 31, 2024, there were no balances outstanding.

The Company provides a $5 million unsecured 364-day revolving line of credit arrangement with MyVest, Inc. This line has an expiration date of December 30, 2025. As of December 31, 2024, $4 million was outstanding.

The Company provides a $250 million committed 364-day revolving line of credit arrangement with Nuveen, LLC. This line has an expiration date of December 18, 2025. As of December 31, 2024, there were no balances outstanding.

The Company also provides a $200 million unsecured revolving line of credit arrangement with T-C S-T REIT LLC. This line of credit has an open ended expiration date and is effective until terminated. As of December 31, 2024, $128 million was outstanding.

Separate Account Guarantees: The Company provides mortality and expense guarantees to VA-1, for which it is compensated. The Company guarantees, at death, the total death benefit payable from the fixed and variable accounts will be at least a return of total premiums paid less any previous withdrawals. The Company also guarantees expense charges to VA-1 participants will never rise above the maximum amount stipulated in the contract.

The Company provides mortality, expense and liquidity guarantees to REA and is compensated for these guarantees. The Company guarantees once REA participants begin receiving lifetime annuity income benefits, monthly payments will never be reduced as a result of adverse mortality experience. The Company also guarantees expense charges to REA participants will never rise above the maximum amount stipulated in the contract. The Company provides REA with a liquidity guarantee to ensure it has funds available to meet participant transfer or cash withdrawal requests. If REA cannot fund participant requests, TIAA’s general account will fund them by purchasing accumulation units. Under this agreement, TIAA guarantees that participants will be able to redeem their accumulation units at the accumulation unit value next determined after the transfer or withdrawal request is received in good order.

B-59

Notes to statutory–basis financial statements	concluded

Teachers Insurance and Annuity Association of America

Pursuant to the liquidity guarantee obligation, the TIAA General Account has purchased 1,851 thousand accumulation units issued by the REA for a total of $911 million since the guarantee was activated in 2023 and continues to hold these accumulation units as of December 31, 2024. The fair value of these accumulations units was $854 million as of December 31, 2024. Accumulation units owned by TIAA are valued in the same manner as units owned by individual REA participants on a fair value basis and will fluctuate in value.

The Company provides mortality and expense guarantees to VA-3 and is compensated for these guarantees. The Company guarantees once VA-3 participants begin receiving lifetime annuity income benefits, monthly payments will never be reduced as a result of adverse mortality experience. The Company also guarantees expense charges to VA-3 participants will never rise above the maximum amount stipulated in the contract.

Other Contingencies:

In the ordinary conduct of certain of its investment activities, the Company provides standard indemnities covering a variety of potential exposures. For instance, the Company provides indemnifications in connection with site access agreements relating to due diligence review for real estate acquisitions, and the Company provides indemnification to underwriters in connection with the issuance of securities by or on behalf of the Company or its subsidiaries. It is the Company management’s opinion that the fair value of such indemnifications are negligible and do not materially affect the Company’s financial position, results of operations or liquidity.

Other contingent liabilities arising from litigation and other matters over and above amounts already provided for in the financial statements or disclosed elsewhere in these notes are not considered material in relation to the Company’s financial position or the results of its operations.

The Company receives and responds to subpoenas, examinations, or other inquiries from state and federal regulators, including state insurance commissioners; state attorneys general and other state governmental authorities; the SEC; federal governmental authorities; and the Financial Industry Regulatory Authority (“FINRA”), seeking a broad range of information. The Company cooperates in connection with these inquiries and believes the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company’s financial position.

Note 21 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 6, 2025, the date the financial statements were available to be issued.

Note 22 – Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through December 31, 2025.

On December 4, 2025, the Company and its wholly owned subsidiary, TIAA Life, executed an Agreement and Plan of Merger. Effective at the close of business on December 31, 2025, following the receipt of all required regulatory approvals, TIAA Life merged with and into the Company, with the Company as the surviving entity.

B-60

PART C – OTHER INFORMATION

Item 30. Exhibits

(a)	(1) Board of Directors Resolution establishing TIAA-CREF Life Separate Account VLI-2. (1)

(2) Unanimous Written Consent of the Board of Directors of TIAA-CREF Life Insurance Company dated September  12, 2025.*

(3) Resolutions of the Board of Trustees of Teachers Insurance and Annuity Association of America approving the Separate Account transfer dated July 10, 2025.*

(b)	Custodian Agreements.

(1)	Form of Domestic Custody Agreement between TIAA-CREF Life Insurance Company on behalf of TIAA-CREF Life Separate Account VLI-1 and JPMorgan Chase Bank, N.A. (2)

(c)	Underwriting Contracts.

(1)	Form of Principal Underwriter Distribution Agreement for the TIAA Unit Investment Trust Separate Accounts dated December 31, 2025.*

(d)	Contracts.

(1) (a) Flexible Premium Variable Universal Life Insurance Policy (1)

(b) Enhanced Cash Value Rider (1)

(c) Long Term Accumulation Rider (1)

(d) Waiver of Monthly Charges Rider (1)

(e) Aviation Limitation Endorsement (1)

(f) Overloan Protection Endorsement (1)

(e)	Applications.

(1)	Form of Application (11)

(2)	Next Gen M Simplified Underwriting Application (14)

(3)	M Guaranteed Issue Application (16)

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)	Restated Charter of Teachers Insurance and Annuity Association of America (as amended). (19)

(2)	Bylaws of Teachers Insurance and Annuity Association of America (as amended). (20)

(g)	Reinsurance Contracts.

(h)	Participation Agreements.

(1)	Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (4)

(2)	Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (6).

(3)	Participation Agreement between Vanguard Variable Insurance Fund, and the Vanguard Group, Inc, and Vanguard Marketing Corporation, and TIAA-CREF Life Insurance Company. (6).

(4)	M Fund, Inc. Participation Agreement with TIAA-CREF Life Insurance Company. (5)

(5)	Amendment to Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P., dated March 1, 2012. (5)

(6)	Amendment to Participation Agreement among TIAA-CREF Life, ING Investors Trust, and ING Funds Distributor, LLC with respect to institutional shares, dated March 1, 2012. (5)

(7)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares, dated March 19, 2012. (5)

(8)	Amendment to Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc., dated March 7, 2012. (5)

(9)	Amendment to Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and PIMCO Investments LLC, dated February 29, 2012. (5)

(10)	Amendment to Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC, March 1, 2012. (5)

(11)	Amendment to Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA-CREF Life Insurance Company, dated as of February 29, 2012. (5)

(12)	Amendment to Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company dated March 23, 2012. (5)

(13)	Amendment No. 3 to Administrative Services Agreement between Franklin Templeton Services, LLC and TIAA-CREF Life Insurance Company dated April 9, 2012. (5)

(14)	Amendment to Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. (7)

(15)	Amendment to Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc. (7)

(16)	Amendment to Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC. (7)

(17)	Amendment to Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA-CREF Life Insurance Company. (7)

(18)	Amendment to Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (7)

(19)	Amendment to Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (7)

(20)	Amendment to Participation Agreement between Vanguard Variable Insurance Fund, and the Vanguard Group, Inc, and Vanguard Marketing Corporation, and TIAA-CREF Life Insurance Company. (7)

(21)

Amendment to Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., TIAA-CREF Life Insurance Company, and TIAA-CREF Institutional and Individual Services, LLC. (8)

(22)	Amendment to Fund Participation Agreement between ING Investors Trust, ING Investments Distributor, LLC, and TIAA-CREF Life Insurance Company. (8)

(23)	Amendment to Fund Participation Agreement between T. Rowe Price Associates, Inc. and TIAA-CREF Life Insurance Company. (8)

(24)	Amendment to Fund Participation Agreement between M Financial Advisers, Inc., M Holdings Securities, Inc., and TIAA-CREF Life Insurance Company. (8)

(25)	Amendment to Fund Participation Agreement between T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (8)

(26)	Amendment to Fund Participation Agreement between DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (9)

(27)	Participation Agreement among TIAA-CREF Life Funds, Teachers Personal Investors Services, Inc., Teachers Advisors, Inc. and TIAA-CREF Life Insurance Company. (10)

(28)	Participation Agreement among John Hancock Variable Insurance Trust, John Hancock Distributors LLC, and TIAA-CREF Life Insurance Company. (12)

(29)	Amendment to Fund Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and TIAA-CREF Life Insurance Company. (12)

(30)	Amendment to Fund Participation Agreement among Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P, Inc. and TIAA-CREF Life Insurance Company. (12)

(31)	Amendment to Fund Participation Agreement among John Hancock Variable Insurance Trust, John Hancock Distributors LLC, and TIAA-CREF Life Insurance Company (14)

(32)	Amendment to Fund Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. (15)

(33)

Amended and Restated Underlying Fund Agreement among DFA Investment Dimensions Group Inc., Dimensional Investment Group Inc., the DFA Investment Trust Company, Dimensional Fund Advisors LP, and TIAA-CREF Life Insurance Company. (15)

(34)	Amendment to Fund Participation Agreement by and among Neuberger Berman Advisors Management Trust, Neuberger Investment Advisers LLC, and TIAA-CREF Life Insurance Company. (18)

(i)	Administrative Contracts.

(1)	Form of Administrative Services Agreement by and between McCamish Systems, LLC and Teachers Insurance and

Annuity Association of America. (2)

(2)

Form of Investment Accounting Agreement by and between State Street Bank and Trust Company and Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (2)

(3)

Amendment to the Master Services Agreement dated as of November 3, 2010, by and among, on the one hand, Infosys Limited, Infosys BPM Limited, and Infosys McCamish Systems LLC, and, on the other hand, Teachers Insurance and Annuity Association of America, entered into as of August 1, 2018. (18)

(j)	Other Material Contracts.

(1)	Agreement and Plan of Merger dated December 4, 2025.*

(k)	Legal Opinion.

(1)	Opinion and Consent of Aneal Krishnamurthy, Esquire*

(l)	Actuarial Opinion. Not Applicable.

(m)	Calculation. Not Applicable.

(n)	Other Opinions.

(1)	Consent of Willkie Farr & Gallagher LLP*

(2)	Consents of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.*

(o)	Omitted Financial Statements. Not Applicable.

(p)	Initial Capital Agreements. Not Applicable.

(q)	Transfer and Redemption Procedures pursuant to Rule 6e-3(T)(b)(12)(iii). (To be incorporated by pre-effective amendment.)

(1)	Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (5)

(2)	Amendment to Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible

Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (11)

(3)

Amendment to Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (12)

(4)

Amendment to Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. (14)

(5)

Amendment to Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible Premium Variable Universal Life Insurance Policies Issued By TIAA-CREF Life Insurance Company. *

(r)	Powers of Attorney

(1)	Trustees Powers of Attorney *

(1)	Incorporated by reference to the Registration Statement on Form N-6, filed on January 31, 2012 (File Nos 333-179272 and 811-22659).

(2)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed on May 1, 2008 (File Nos 333-128699 and 811-10393).

(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed January 31, 2002 (File No. 333-62162).

(4)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, filed on April 23, 2012 (File Nos 333-145064 and 811-08963).

(5)	Incorporated by reference to the Registration Statement on Form N-6, filed on April 24, 2012 (File Nos 333-179272 and 811-22659).

(6)	Incorporated by reference to the Registration Statement on Form N-6, filed on August 3, 2012 (File Nos 333-183060 and 811-22659).

(7)	Incorporated by reference to the Registration Statement on Form N-6, filed on October 25, 2012 (File Nos 333-183060 and 811-22659).

(8)	Incorporated by reference to the Registration Statement on Form N-6, filed on April 24, 2013 (File Nos 333-179272 and 811-22659).

(9)	Incorporated by reference to the Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, filed on February 7, 2014 (File Nos 333-128699 and 811-10393).

(10)	Incorporated by reference to the Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, filed on February 27, 2014 (File Nos 333-145064 and 811-08963).

(11)	Incorporated by reference to the Post-Effective Amendment No. 9 to the Registration Statement of form N-6, filed on April 18, 2014 (File Nos 333-179272 and 811-22659).

(12)	Incorporated by reference to the Post-Effective Amendment No. 11 to the Registration Statement of form N-6, filed on April 28, 2015 (File Nos 333-179272 and 811-22659).

(13)	Incorporated by reference to the Registration Statement on Form S-1 filed on March 23, 2016 (File No 333-210342).

(14)	Incorporated by reference to the Post-Effective Amendment No. 11 to the Registration Statement of form N-6, filed on April 27, 2016 (File Nos 333-179272 and 811-22659).

(15)	Incorporated by reference to the Post-Effective Amendment No. 13 to the Registration Statement on Form N-6, filed on April 27, 2017 (File Nos 333-128699 and 811-10393).

(16)	Incorporated by reference to the Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, filed on April 27, 2018 (File Nos 333-179272 and 811-22659).

(17)	Incorporated by reference to the Registration Statement on Form N-6, filed on February 28, 2019 (File Nos. 333-229945 and 811-10393).

(18)	Incorporated by reference to the Post-Effective Amendment No. 16 to the Registration Statement on Form N-6, filed on April 29, 2019 (File Nos 333-128699 and 811-10393).

(19)	Incorporated by Reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, filed April 25, 2016 (File No. 333-134820).

(20)	Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4, filed April 24, 2015 (File No. 333-134820).

*	Filed Herewith

Item 31. Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
James R. Chambers	Trustee and Chairman

Priya Abani	Trustee

Samuel R. Bright	Trustee

Jason E. Brown	Trustee

Jeffrey R. Brown	Trustee

Angel Cabrera	Trustee

Michael R. Fanning	Trustee

Lisa W. Hess	Trustee

Edward M. Hundert, M.D.	Trustee

Gina L. Loften	Trustee

Ramona E. Romero	Trustee

Kim M. Sharan	Trustee

La June Montgomery Tabron	Trustee

Thasunda Brown Duckett	President and Chief Executive Officer and Trustee

Mike Cowell	Senior Executive Vice President, Chief Risk and Compliance Officer

Bret Hester	Senior Executive Vice President, Chief Legal Officer

Sastry V. Durvasula	Senior Executive Vice President, Chief Operating, Information & Digital Officer

W. Dave Dowrich	Senior Executive Vice President and Chief Financial Officer

Claire V. Borelli	Senior Executive Vice President and Chief People Officer

Derek B. Dorn	Senior Managing Director, Corporate Secretary & General Counsel

Keith Floman	Senior Vice President and Chief Actuary

Christopher Baraks	Senior Vice President, Chief Accounting Officer and Corporate Controller

Richard S. Biegen	Senior Managing Director, Chief Compliance Officer of the Separate Account

Colbert G. Narcisse	Senior Executive Vice President, Chief Product & Business Development Officer

*The principal business address for each individual is:

TIAA

730 Third Avenue

New York, New York 10017-3206

Item 32. Persons Controlled by or under Common Control with the Depositor or Registrant

The following chart indicates subsidiaries of Teachers Insurance and Annuity Association of America. These subsidiaries are included in the consolidated financial statements of Teachers Insurance and Annuity Association of America.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.

Exhibit A*

Entity Name	Jurisdiction of Formation	Entity Classification	Owner Name	Owner Type	Ownership %	Business Purpose
Anglo Sino Henderson Investment Consultancy (Beijing) Co Ltd	China	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide investment consulting services.
Arcmont AM LLC	DE	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Member	100	To engage in financial services.
Arcmont Asset Management (Sweden) AB	Sweden	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in marketing and investment opportunity research.
Arcmont Asset Management France SAS	France	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in financial services.
Arcmont Asset Management Germany Gmbh	Germany	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in financial services.
Arcmont Asset Management Limited	United Kingdom	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To act as a holding company.
Brooklyn Artificial Intelligence, Inc.	DE	Operating Subsidiary	Nuveen, LLC	Member	100	A platform that manufactures custom, direct indexing products utilizing A.I.
Brooklyn Investment Group, LLC	DE	Operating Subsidiary	Brooklyn Artificial Intelligence, Inc.	Member	100	To act as a registered investment adviser.
CAM HR Resources LLC	DE	Operating Subsidiary	CAM HR Holdco LLC	Member	1	To act as an employing entity.
CAM HR Resources LLC	DE	Operating Subsidiary	Churchill Asset Management LLC	Managing Member	99	To act as an employing entity.
Churchill Agency Services LLC	DE	Operating Subsidiary	Churchill Asset Management LLC	Member	100	To act as administrative and collateral agent in connection with certain investments.
Churchill Asset Management LLC	DE	Operating Subsidiary	Nuveen Private Capital LLC	Member	100	To act as a registered investment adviser for loan investments.
Churchill DLC Advisor LLC	DE	Operating Subsidiary	NCBDC Holdings LLC	Member	100	To act as a primary adviser.
Clean Energy Partners CEP 2012 Limited	United Kingdom	Operating Subsidiary	Glennmont Asset Management Limited	Shareholder	100	To manage investments.
Clean Energy Partners CEP Services Limited	United Kingdom	Operating Subsidiary	Glennmont Asset Management Limited	Shareholder	100	To manage investments.
Glennmont Asset Management Limited	United Kingdom	Operating Subsidiary	Clean Energy Partners HoldCo LLP	Shareholder	100	To manage investments.
Glennmont Partners I Limited	United Kingdom	Operating Subsidiary	Clean Energy Partners CEP 2012 Limited	Shareholder	100	To manage investments.

GreenWood Resources Capital Management, LLC	DE	Operating Subsidiary	Greenwood Resources, LLC	Member	100	To act as a registered investment advisor.
Greenwood Resources Poland sp. z o.o	Poland	Operating Subsidiary	Greenwood Resources Forest Management, LLC	Shareholder	100	To provide property management services.
Greenwood Resources, LLC	DE	Operating Subsidiary	Nuveen Natural Capital, LLC	Member	100	To act as an advisor and manager of timber and related investments.
Greenworks Lending LLC	DE	Operating Subsidiary	Nuveen CP LLC	Member	100	Origination of commercial property-assessed clean energy loans.
Gresham Investment Management LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Managing Member	79.8	To act as a registered investment advisor, commodity pool operator, and commodity trading advisor, provide investment advisory and management services to Nuveen Group-sponsored investment vehicles.
GWR Uruguay S.A.	Uruguay	Operating Subsidiary	Greenwood Resources Forest Management, LLC	Shareholder	100	To act as a property manager.
McIntyre Labor Services, LLC	CA	Operating Subsidiary	Monterey Pacific, LLC	Member	100	Vineyard crop management
Monterey Pacific, LLC	DE	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Vineyard crop management.
MyVest Corporation	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	To provide digital financial account management services.
Nuveen Administration Limited	United Kingdom	Operating Subsidiary	Nuveen Investment Management Holdings Limited	Shareholder	100	To provide administrative services and act as employer.
Nuveen Alternatives Advisors LLC	DE	Operating Subsidiary	Nuveen Alternative Holdings LLC	Member	100	To provide advisory services for alternative investments.
Nuveen Alternatives Europe S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Member	100	To act as an authorized alternative investment fund manager and a management company.

Nuveen Alternatives Services LLC	DE	Operating Subsidiary	Nuveen Alternative Holdings LLC	Member	100	To provide administrative services and to act as general partner.
Nuveen Asset Management Europe S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Member	100	To hold or distribute investments.
Nuveen Asset Management, LLC	DE	Operating Subsidiary	Nuveen Fund Advisors, LLC	Managing Member	100	U.S. Securities and Exchange Commission registered investment adviser.
Nuveen Australia Limited	Australia	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide real estate advisory and management services.
Nuveen Canada Company	Canada	Operating Subsidiary	Nuveen International Holdings LLC	Shareholder	100	To provide sales and marketing services with respect to the investment advisory and management services offered by its affiliates.
Nuveen Consulting (Shanghai) Co., Ltd.	China	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide investment consulting.
Nuveen Corporate Secretarial Services Limited	United Kingdom	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide administrative services.
Nuveen Development Management Services LLC	DE	Operating Subsidiary	Nuveen Real Estate Global LLC	Member	100	To provide construction and development management services.
Nuveen France SAS	France	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide real estate advisory services.
Nuveen Fund Advisors, LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Member	100	U.S. Commodity Futures Trading Commission registered commodity pool operator.
Nuveen Fund Management (Jersey) Limited	Jersey	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Hong Kong Limited	Hong Kong	Operating Subsidiary	TGAM HK HC LLC	Shareholder	100	To serve as a regulated entity.
Nuveen Industrial Development Management Services LLC	DE	Operating Subsidiary	Nuveen Development Management Services LLC	Member	100	To provide development management, construction management, due diligence and other services to entities.
Nuveen Investment Management Holdings Limited	United Kingdom	Operating Subsidiary	Nuveen International Holdings 1 Limited	Shareholder	0.4	To act as the holding company for the legal entities.

Nuveen Investment Management Holdings Limited	United Kingdom	Operating Subsidiary	Nuveen International Holdings 3 Limited	Shareholder	99.6	To act as the holding company for the legal entities.
Nuveen Investment Management International Limited	United Kingdom	Operating Subsidiary	Nuveen FCACO Limited	Shareholder	100	To manage real estate funds.
Nuveen Italy S.r.l.	Italy	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To manage real estate investments.
NUVEEN JAPAN CO., LTD	Japan	Operating Subsidiary	Nuveen International Holdings LLC	Shareholder	100	To provide investment management, agency business, financial instruments exchange, market and investment research, and a financial distribution business office.
Nuveen Management AIFM Limited	United Kingdom	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To act as an asset manager.
Nuveen Management Austria GMBH	Austria	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Management Company (Luxembourg) No 1 S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	94.4	To manage real estate funds.
Nuveen Management Finland OY	Finland	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To act as an employing entity.
Nuveen Mob Development Management Services LLC	DE	Operating Subsidiary	Nuveen Development Management Services LLC	Member	100	To provide development management, construction management, and other services.
Nuveen Natural Capital Chile SpA	Chile	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To facilitate management operations.
Nuveen Natural Capital LATAM Gestao De Ativos Ltda	Brazil	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To manage farmland funds.
Nuveen Natural Capital Limited	United Kingdom	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To manage farmland.
Nuveen Natural Capital S.r.l.	Romania	Operating Subsidiary	Nuveen Natural Capital Limited	Shareholder	100	To manage farmland.
Nuveen Natural Capital sp. z o.o	Poland	Operating Subsidiary	Nuveen Natural Capital Limited	Shareholder	100	To manage farmland.
Nuveen Opportunistic Strategies LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	99.99	Investment entity.

Nuveen Opportunistic Strategies LLC	DE	Operating Subsidiary	Teachers Advisors, LLC	Member	0.01	Investment entity.
Nuveen Property Management (Jersey) Limited	Jersey	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Real Estate Global Cities Advisors, LLC	DE	Operating Subsidiary	Nuveen Real Estate Global LLC	Member	100	To manage and advise legal entities.
Nuveen Services, LLC	DE	Operating Subsidiary	Nuveen, LLC	Member	100	To act as an employing entity.
Nuveen Singapore Private Limited	Singapore	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To act as a real estate investment advisor.
Pace Financial Servicing, LLC	DE	Operating Subsidiary	Nuveen CP LLC	Member	100	Servicing activities related to loans.
Paths Building Services LLC	DE	Operating Subsidiary	Paths Management Services LLC	Member	100	This entity will employ property site level employees.
Paths Construction LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as construction management operating company.
Paths Development LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as development operating company.
Paths Management Services LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To manage and operate real property.
Paths RMS LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as maintenance operating company.
Permian Investor Asset Manager LLC	DE	Operating Subsidiary	Nuveen Permian Investor Asset Manager Member LLC	Member	50	To hold real estate.
Plata Wine Partners, LLC	CA	Operating Subsidiary	The Plata Wine Partners Trust	Member	87	To hold agricultural investments.
Private Debt carried Interest General Partner II S.à r.l.	Luxembourg	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To provide financial services.
Reliant Safety LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as safety operating company.
Santa Barbara Asset Management, LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Member	100	To provide investment management services to Nuveen Group-sponsored investment vehicles.
Seven30 Insurance (Bermuda) Co. Limited	Bermuda	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	To act as the issuer of corporate self insurance.
Seven30 Re (Bermuda) Co. Limited	Bermuda	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	Reinsurance

Symphony Alternative Asset Management LLC	DE	Operating Subsidiary	Nuveen Asset Management, LLC	Member	100	To act as an asset manager of CLO products.
Teachers Advisors, LLC	DE	Operating Subsidiary	Nuveen Finance, LLC	Member	100	To act as a registered investment advisor to provide investment management services.
TIAA Global Capabilities Private Limited	India	Operating Subsidiary	TIAA Global Capabilities Singapore Holding Company Pte. Ltd.	Shareholder	99	To provide certain information technology related services and other support services.
TIAA Global Capabilities Private Limited	India	Operating Subsidiary	TIAA Global Capabilities Holding LLC	Shareholder	1	To provide certain information technology related services and other support services.
TIAA Kaspick, LLC	DE	Operating Subsidiary	TIAA-CREF Redwood, LLC	Member	100	To act as a registered investment adviser and provide investment advice and gift administration services to charitable organizations and other non-profit institutions through investment management and gift administration agreements with charitable organizations.
TIAA Trust, National Association	NC	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	99.995	To support TIAA’s Wealth Management and Pension business lines.
TIAA Wealth Investment Management LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	A registered investment advisor offering investment management services.

TIAA-CREF Individual & Institutional Services, LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	To act as a registered broker-dealer and investment advisor and to provide distribution and related services for College Retirement Equities Fund, TIAA Real Estate Account and TIAA Separate Account VA-3, distribution services for the TIAA-CREF Funds, Nuveen Funds, and third party funds within retirement and savings plans and administrative services to tuition savings products.
TIAA-CREF Insurance Agency, LLC	DE	Operating Subsidiary	TIAA RFS, LLC	Managing Member	100	To offer insurance services and products.
TIAA-CREF Investment Management, LLC	DE	Operating Subsidiary	TIAA-CREF Asset Management LLC	Member	100	Registered investment advisor, which provides investment management services for College Retirement Equities Fund.
TIAA-CREF Life Insurance Company	NY	Operating Subsidiary - 1704(c) Insurance Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	A New York domiciled life insurance company that issues guaranteed and variable annuities and funding agreements to the general public.
TIAA-CREF Tuition Financing, Inc.	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	To administer and provide program management services on behalf of state entities to qualified tuition programs formed pursuant to Section 529 of the Internal Revenue Code.

Westchester Group Farm Management, LLC	IL	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Investment entity.
Westchester Group Investment Management, LLC	DE	Operating Subsidiary	Nuveen Natural Capital, LLC	Member	100	Investment entity.
Westchester Group Real Estate, LLC	IL	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	To provide brokerage services related to agricultural investments.
Westchester NGFF Investment, LLC	DE	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Investment entity.
Winslow Capital Management, LLC	DE	Operating Subsidiary	Nuveen WCM Holdings, LLC	Member	100	U.S. Securities and Exchange Commission registered investment adviser.

*	Note: TIAA has control of the subsidiaries included in this filing (each, a “Subsidiary”) through: (i) direct or indirect ownership of a majority of the voting securities of the Subsidiary; (ii) TIAA, or a subsidiary of TIAA, acting as asset manager or manager of the Subsidiary (or in a similar role); or (iii) corporate governance provisions present in the Subsidiary’s constituent documents.

Item 33.  Indemnification

Trustees, officers, and employees of TIAA may be indemnified against liabilities and expenses incurred in such capacity pursuant to Article Six of TIAA’s bylaws (see Exhibit 6(B)). Article Six provides that, to the extent permitted by law, TIAA will indemnify any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a trustee, officer, or employee of TIAA or, while a trustee, officer, or employee of TIAA, served any other organization in any capacity at TIAA’s request. To the extent permitted by law, such indemnification could include judgments, fines, amounts paid in settlement, and expenses, including attorney’s fees. TIAA has in effect an insurance policy that will indemnify its trustees, officers, and employees for liabilities arising from certain forms of conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 34.  Principal Underwriters

(a) TIAA-CREF Individual & Institutional Services, LLC acts as principal underwriter for Registrant, College Retirement Equities Fund, TIAA Real Estate Account, TIAA Separate Accounts VLI-1, TIAA Separate Account VA-1, TIAA Separate Account VA-3, and TIAA Separate Account VA-5.

(b) Management

Name and Principal Business Address*	Positions and Offices with Underwriter
Ross Abbott	Manager, Chief Executive Officer, Chief Operating Officer, President
Raymond Bellucci	Manager, Senior Managing Director
James Deats	Manager
Derek Heaslip	Manager
Benjamin H. Lewis	Manager
Niladri Mukherjee	Manager
Shankar Saravanan	Manager, Vice President
Christopher Stickrod	Manager
Ross Abbott	Chief Operating Officer
Christopher A. Baraks	Vice President
Helen Barnhill	Director, Chief Legal Officer, Assistant Secretary
Christopher Beam	Assistant Treasurer
Adrian Bishop	Compliance Officer
Troy Burk	Chief Anti-Money Laundering & Sanctions Officer
Christopher J. Heald	Treasurer
Lisa Humphries	Chief Conflict of Interest Officer
Jeremy Intihar	Managing Director
Jennifer Mangano	Chief Financial Officer
Jessica Martin	Chief Risk Officer
Eric Poe	Managing Director
Megan Sendlak	Managing Director, Controller
Scott Weinstein	Senior Managing Director, Chief Compliance Officer
Jeanne Zelnick	Secretary

*	The address of each Manager and Officer is c/o TIAA-CREF Institutional and Individual Services, LLC, 730 Third Avenue, New York, NY 10017-3206

(c) Not Applicable.

Item 35.  Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant’s home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262. In addition, certain duplicated records are maintained at Iron Mountain 22 Kimberly Road East Brunswick, NJ 08816, 64 Leone Lane, Chester, New York 10918, 11333 East 53 Street, Denver, CO 80239; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, MO 64105; JPMorgan Chase Bank, 4 Chase Metrotech Center Brooklyn, NY 11245, and McCamish Systems LLC, Storage of Documents: Iron Mountain, 660 Distribution Drive, Atlanta, GA 30336, Storage of Electronic Data: Quality Technology Services, 300 Satellite Blvd, Suwanee, GA 30024.

Item 36.  Management Services

Not Applicable.

Item 37.  Fee Representation and Undertakings

Teachers Insurance and Annuity Association of America. (“TIAA”) hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Teachers Insurance and Annuity Association of America has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Charlotte, and State of North Carolina on the 31st day of December, 2025.

TIAA SEPARATE ACCOUNT VLI-2
(Registrant)
By: Teachers Insurance and Annuity Association of America

By: /s/ Colbert Narcisse
Name: Colbert Narcisse
Title: Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
(Depositor)

By: /s/ Colbert Narcisse
Name: Colbert Narcisse
Title: Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on December 31, 2025, in the capacities indicated.

Signature	Title
/s/ Colbert Narcisse Colbert Narcisse	Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

/s/ Christopher Baraks Christopher Baraks	Senior Vice President and Chief Accounting Officer and Corporate Controller, TIAA (Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF TRUSTEE	SIGNATURE OF TRUSTEE

* Priya Abani	* Michael R. Fanning

* Samuel R. Bright	* Lisa W. Hess

* Jason E. Brown	* Edward M. Hundert

* Jeffrey R. Brown	* Gina L. Loften

* Angel Cabrera	* Ramona E. Romero

* James R. Chambers	* Kim M. Sharan

* Thasunda Brown Duckett	* La June Montgomery Tabron

/s/ Aneal Krishnamurthy Aneal Krishnamurthy Attorney-in-fact

*	Signed by Aneal Krishnamurthy as attorney-in-fact pursuant to powers of attorney effective as of December 10 - 11, 2025.

Exhibit Index

a) (2)	Unanimous Written Consent of the Board of Directors of TIAA-CREF Life Insurance Company dated September 12, 2025.

(3)	Resolutions of the Board of Trustees of Teachers Insurance and Annuity Association of America approving the Separate Account transfer dated July 10, 2025

(c)	Principal Underwriter Distribution Agreement for TIAA Unit Investment Trust Separate Accounts dated December 31, 2025

(j)	Agreement and Plan of Merger dated December 4, 2025

(k)	Opinion and consent of Aneal Krishnamurthy, Esquire

(n)

(1)	Consent of Willkie Farr & Gallagher LLP

(2)	Consents of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(r)	Powers of Attorney for Trustees